07020087

December 29, 2006

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL

RECEIVED
SEC MAIL PROCESSING SECTION
JAN 04 2007
WASH, D.C. 185

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
JAN 0 8 2007
THOMSON FINANCIAL

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from October 1 2006 to November 30 2006.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Dlw 1/4

Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM OCTOBER 1, 2006 TO NOVEMBER 30, 2006

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results dated November 22, 2006 (English translation attached) (Exhibit A1(a), A1(b))

2. Extraordinary Reports:
   See Annex B for a brief description.

   Extraordinary Report dated October 13, 2006 (Exhibit A2).

3. Public Announcements (summary English translations attached):

(a) "Notice regarding Acquisition and Cancellation of Public Fund Preferred Stock" dated October 5, 2006 (Exhibit A3(a)).
(b) "Strategic Joint Business in Leasing and Auto Leasing Businesses between Sumitomo Corporation Group and Sumitomo Mitsui Financial Group" dated October 13, 2006 (Exhibit A3(b)).
(c) "Notice regarding Establishment of Limit for Acquiring Own Stock, Etc." dated October 13, 2006 (Exhibit A3(c)).
(d) "Notice regarding Repayment of Public Funds and Acquisition of Own Stock through ToSTNeT-2" dated October 16, 2006 (Exhibit A3(d)).
(e) "Notice regarding Results of Acquisition of Own Stock through ToSTNeT-2" dated October 17, 2006 (Exhibit A3(e)).
(f) "Notice regarding Completion of Public Fund Repayment" dated October 20, 2006 (Exhibit A3(f)).
(g) "Notice regarding Adjustments of Price and Floor Price for Exercising the Right to Request Acquisition of First to Twelfth Series Type 4 Preferred Stock" dated October 23, 2006 (Exhibit A3(g)).
(h) "Dissolution of Sumitomo Finance International plc" dated October 31, 2006 (Exhibit A3(h)).
(i) "Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)" dated November 17, 2006 (Exhibit A3(i)).
(j) "Revision of Dividends Forecast for the Fiscal Year Ending March 31, 2007" dated November 22, 2006 (Exhibit A3(j)).

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Extraordinary Reports:

Report to the Minister of Finance concerning strategic joint business in leasing and auto leasing businesses between Sumitomo Corporation Group and Sumitomo Mitsui Financial Group. (Exhibit A2)

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平成19年 3月期　中間決算短信（連結）

平成18年11月22日

上場会社名　株式会社 三井住友フィナンシャルグループ　　上場取引所　東証・大証・名証
コード番号　8316　　本社所在都道府県　東京都
（URL http://www.smfg.co.jp)
代表者　取締役社長　北山禎介
問合せ先責任者　財務部副部長　正脇久昌　　TEL (03)5512-3411
中間決算取締役会開催日　平成18年11月22日　　特定取引勘定設置の有無　有
米国会計基準採用の有無　無

1．平成18年9月中間期の連結業績（平成18年4月1日～平成18年9月30日）

(1) 連結経営成績　　（注）記載金額は百万円未満を切り捨てて表示しております。

	経常収益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%
平成18年9月中間期	1,825,751	(3.9)	357,136	(△ 23.0)	243,660	(△ 37.9)
平成17年9月中間期	1,757,879	(△ 1.1)	463,768	(306.5)	392,327	(635.1)
平成18年3月期	3,705,136		963,554		686,841	

	1株当たり中間（当期）純利益		潜在株式調整後1株当たり中間（当期）純利益	
	円	銭	円	銭
平成18年9月中間期	32,782	19	27,514	41
平成17年9月中間期	57,635	51	44,223	66
平成18年3月期	94,733	62	75,642	94

（注）① 持分法投資損益　平成18年9月中間期　△32,344 百万円
平成17年9月中間期　14,081 百万円
平成18年3月期　31,887 百万円
② 期中平均株式数(連結)　平成18年9月中間期　普通株式　7,432,709 株
平成17年9月中間期　普通株式　6,807,052 株
平成18年3月期　普通株式　6,978,978 株
③ 会計処理の方法の変更　無
④ 経常収益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産		連結自己資本比率（第一基準）	
	百万円	百万円	%	円	銭		%
平成18年9月中間期	102,551,964	4,622,792	3.5	394,556	25	[速報値]	10.07
平成17年9月中間期	102,233,832	3,262,340	3.2	261,250	37		11.00
平成18年3月期	107,010,575	4,454,399	4.2	400,168	90		12.39

（注）① 期末発行済株式数(連結)　平成18年9月中間期　普通株式　7,617,516 株
平成17年9月中間期　普通株式　6,897,741 株
平成18年3月期　普通株式　7,417,865 株
② 自己資本比率は、（期末純資産の部合計－期末新株予約権－期末少数株主持分）を期末資産の部合計で除して算出しております。
③ 連結自己資本比率（第一基準）は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件（平成10年大蔵省告示第62号）に定められた算式に基づき算出しております。

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成18年9月中間期	△ 4,330,906	2,883,317	△ 1,234,728	2,478,784
平成17年9月中間期	△ 952,729	888,242	171,555	3,039,507
平成18年3月期	2,208,354	△ 662,482	679,464	5,159,822

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　176 社　　持分法適用の非連結子会社数　3 社　　持分法適用の関連会社数　58 社

(5) 連結範囲及び持分法の適用の異動状況（平成18年3月期末対比）

連結　（新規）22 社　（除外）8 社　　持分法　（新規）3 社　（除外）5 社

2．平成19年3月期の連結業績予想(平成18年4月1日～平成19年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
通期	3,700,000	950,000	570,000

（参考）1株当たり予想当期純利益(通期)　74,322 円　94 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

○期中平均株式数（連結）

	平成18年9月中間期	平成17年9月中間期	平成18年3月期
普通株式	7,432,709株	6,807,052株	6,978,978株
第一種優先株式	5,833株	35,000株	35,000株
第二種優先株式	61,333株	100,000株	100,000株
第三種優先株式	611,666株	695,000株	695,000株
第1-12回第四種優先株式	50,100株	50,100株	50,100株
第13回第四種優先株式	－株	9,496株	4,748株
第1回第六種優先株式	70,001株	70,001株	70,001株

○期末発行済株式数（連結）

	平成18年9月中間期	平成17年9月中間期	平成18年3月期
普通株式	7,617,516株	6,897,741株	7,417,865株
第一種優先株式	－株	35,000株	35,000株
第二種優先株式	－株	100,000株	100,000株
第三種優先株式	195,000株	695,000株	695,000株
第1-12回第四種優先株式	50,100株	50,100株	50,100株
第1回第六種優先株式	70,001株	70,001株	70,001株

【参考】

○1株当たり予想当期純利益

$$\frac{\text{予想当期純利益－予想優先株式配当金総額}}{\text{予想期中平均普通株式数（除く自己株式）（注）}}$$

(注)平成18年10月13日開催の取締役会決議に基づき平成18年10月17日に取得した自己株式(当社普通株式60,466株)を勘案し、予想期中平均普通株式数を7,494,879株として算出しております。

Ⅰ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１７６社、持分法適用会社は６１社であります。

（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞

□株式会社三井住友銀行
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□ＳＭＢＣ信用保証株式会社（信用保証業務）

＜海外＞

□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞

□三井住友銀リース株式会社
□三井住友銀オートリース株式会社

＜海外＞

□SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞

□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□ＳＭＢＣコンサルティング株式会社（経営相談業務、会員事業）
□ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□ＳＭＢＣフレンド証券株式会社（証券業務）
□株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
□株式会社日本総研ソリューションズ（システム開発・情報処理業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）
□ＳＭＦＧ企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）

○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
○アットローン株式会社（個人向けローン業務）
○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
○エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

＜海外＞

□SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
□SMBC Capital Markets Limited（スワップ関連業務）
□SMBC Securities, Inc.（証券業務）
□Sumitomo Mitsui Finance Australia Limited（投融資業務）

Ⅱ．経営方針

１．経営の基本方針

当社は、経営理念として以下を定めております。

○ お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

○ 事業の発展を通じて、株主価値の永続的な増大を図る。

○ 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

当社は、こうした経営理念の下、グループ一体となって、「お客さま、株主・市場、社会から最高の信頼を得られ世界に通じるトップバンク」を実現してまいります。

２．利益配分に関する基本方針

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から当社グループ全体の内部留保の充実に留意しつつ、企業価値の持続的な向上を通じて、安定的且つ継続的に利益配分の増加を図ってゆく必要があるものと考えております。

当期の普通株式年間配当予想につきましては、株主の皆さまへの利益還元を強化する観点から、従来予想比３，０００円、前期比４，０００円増配の１株当たり７，０００円に上方修正いたします。

（参考）

	１８年３月期実績	１９年３月期予想
配当性向（連結）	３．４％	９％台半ば

（注）配当性向（連結）＝ 普通株式配当総額 ÷（連結当期純利益－優先株式配当総額）

３．投資単位引下げに関する考え方

投資単位の引下げにつきましては、株価水準、株主数、株式の流動性及び費用対効果等を考慮し、現時点では実施する状況にはないと考えております。

４．目標とする経営指標

当社は、平成17年度からの４年間を対象とする中期経営計画において、以下四点の経営指標を、最終年度であります平成20年度における目標として掲げております。

○ 連結ROE	15%以上
○ 連結当期純利益	6,500億円以上
○ 連結BIS自己資本比率	11%程度
○ 連結Tier I比率	7%程度

５．中長期的な経営戦略

当社が、今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、

① 常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、

② 高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、

③ 業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、

が重要であると考えます。

このような認識に基づき、当社は、平成17年度からの４年間を対象とする中期経営計画におきまして、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開しております。

第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益

を拡大し、十分な成長を実現してまいります。
第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き進めてまいります。
第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配置によって資本効率の向上を図り、収益性・成長性を極大化してまいります。
第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。
第五に、企業価値の向上、CSR（企業の社会的責任）の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

6．対処すべき課題

当社は、平成18年度を、持続的成長に向けた地歩固めを行う年と位置付けており、引き続きグループ一体となって、「お客さまの価値創造に資する質の高い商品・サービスの提供」及び「強固な企業基盤の構築」の二点に取り組んでまいります。

（お客さまの価値創造に資する質の高い商品・サービスの提供）
第一に、当社は、お客さまの視点に立ち、お客さまに対して付加価値の高い商品・サービスを提供することによって、「複合金融グループ」としての持続的成長を目指してまいります。

個人のお客さまにつきましては、株式会社三井住友銀行におけるコンサルティングビジネスの一段の高度化に取り組んでまいります。お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新商品を開発すると共に、これまで以上にお客さまの声を反映したサービスの提供に努めてまいります。具体的には、今後、SMBCフレンド証券株式会社との協働によるファンドラップサービス、大和証券株式会社との協働による「ダイワSMA」等の新たな資産運用商品・サービスの提供を開始すると共に、ご好評をいただいております「三大疾病保障付住宅ローン」等、お客さまのニーズに即したローン商品の提供を更に進めてまいります。また、平日夜間や休日にも営業する「SMBCコンサルティングプラザ」等のコンサルティング専門拠点を更に増設すると共に、高い専門性を持つコンサルタントを増員し、お客さまの利便性及びニーズへの対応力を一層高めてまいります。
また、様々な業界におけるリーディング・カンパニーとの協働を通じたサービスにつきましても、今後、一段と拡充してまいります。具体的には、株式会社三井住友銀行とプロミス株式会社との提携によるコンシューマーローン、三井住友カード株式会社と株式会社エヌ・ティ・ティ・ドコモとの提携による「三井住友カードiD」、株式会社ジャパンネット銀行とヤフー株式会社との提携によるインターネット金融サービス、株式会社三井住友銀行と三井生命保険株式会社ならびに住友生命保険相互会社との協働による来店型保険代理店事業等の展開を、更に進めてまいります。

法人のお客さまにつきましては、ソリューション提供力の一段の高度化に取り組んでまいります。大企業・中堅企業の皆さまに向けましては、本年4月に株式会社三井住友銀行に新設したコーポレート・アドバイザリー本部や、大和証券エスエムビーシー株式会社との協働を通じて、M&Aによる事業拡大・再編等の、お客さまの経営課題の解決に資する最適なソリューションを提供してまいります。また、シンジケート・ローンやストラクチャード・ファイナンス等の提供により、多様な資金調達ニーズに応えてまいります。中小企業の皆さまに向けましては、ビジネスセレクトローン等の無担保貸出や、インターネットバンキングサービスの提供を通じて、様々な資金調達、資金決済ニーズに応えると共に、事業承継に係るアドバイス等を通じて、お客さまの経営課題解決に積極的に取り組んでまいります。
加えて、三井住友銀リース株式会社による各種リース業務、株式会社日本総合研究所によるコアシステム受託やITコンサルティング業務等、グループ一体となったソリューション提供を更に進めてまいります。なお、本年10月、当社は、住友商事グループとの間で、リース

事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。平成19年10月を目処とする、三井住友銀リース株式会社と住商リース株式会社の合併、ならびに、三井住友銀オートリース株式会社と住商オートリース株式会社の合併により、銀行系リースと商社系リースのノウハウを結集・融合し、お客さまに付加価値の高い商品・サービスを提供してまいります。

また、海外におきましても、営業拠点の新設や、国内外における連携体制の一段の整備によって、お客さまの積極的な海外進出ニーズやグローバルな決済ニーズに応えると共に、プロジェクト・ファイナンス等の、当社が強みを持つ業務の更なる高度化に取り組んでまいります。市場営業業務におきましては、お客さまの利便性向上に努める一方、引き続き、適切なリスク管理の下、ALM体制の強化、運用手段の多様化に取り組んでまいります。

(強固な企業基盤の構築)

第二に、当社は、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

株式会社三井住友銀行は、本年4月、金融庁より、法人営業部における金利スワップ販売態勢等に関して行政処分を受けました。当社及び同行はこの事態を重く受け止め、再発防止と信頼回復に向けて、引き続き、内部管理体制の一段の高度化を進めてまいります。

まず、コンプライアンスにつきましては、本年4月に株式会社三井住友銀行に新設した「コンプライアンス部門」を通じて、法令等の遵守を一層強化してまいります。CS・品質向上につきましては、併せて新設した「品質管理部」を通じて、より積極的にお客さまのご意見や視点を経営・業務に活かしてまいります。なお、コンプライアンスならびにCS・品質管理に係る諸施策につきましては、新たに設置した、外部有識者および社外取締役をメンバーの過半とする「業務管理委員会」におきまして、客観的に審議いたします。リスク管理につきましては、事業範囲の拡大に対応した高度化を更に進めると共に、今年度末に予定されておりますバーゼルⅡ（新BIS規制）導入を踏まえた体制強化を、グループ全体で推進してまいります。そして、これらの取組みの有効性を一層厳格に検証するべく、内部監査体制を強化いたします。また、お客さまの視点や中長期的視点に立ったバランスの取れた業績評価を行いますと共に、従業員が一段と能力を発揮できる体制を作るべく、人材マネジメントの高度化も進めてまいります。

一方、財務基盤の一段の強化に向けましては、当社は、本年10月に、公的資金の返済を完了いたしました。平成10年3月以来、公的資金に支えていただきましたことに、心よりお礼申し上げます。当社は、今後も引き続き、資本の質・量両面での拡充を進めると共に、中長期的な企業価値向上の観点から、戦略分野への経営資源の投入を一段と積極化することを通じて、お客さまの価値創造に資する、質の高い商品・サービスを提供してまいります。同時に、株主の皆さまに対しましても、適切な還元策を講じることを積極的に検討してまいります。

当社は、これらの取組みにおいて着実な成果を示すことにより、「お客さま、株主・市場、社会」からのご評価を更に高めてまいりたいと考えております。

7．親会社等に関する事項

該当事項はありません。

Ⅲ．経営成績及び財政状態

１．当中間連結会計期間の概況

（１）損益

当中間連結会計期間は、持続的成長を支える「強固な企業基盤の構築」に取り組むとともに、質の高い収益体質及び財務基盤の一段の強化に努めてまいりました。

経常収益は、株式売却益等の減少によるその他経常収益の減少等があったものの、貸出金増加に伴う貸出金利息の増加等による資金運用収益の増加を主因に、前中間連結会計期間対比３．９％増の１兆８，２５７億円となりました。経常費用は、与信関係費用が減少したこと等によりその他経常費用が減少する一方、預金利息の増加等による資金調達費用の増加を主因に、前中間連結会計期間対比１３．５％増の１兆４，６８６億円となりました。

その結果、経常利益は３，５７１億円、特別損益等を勘案した中間純利益は２，４３６億円となりました。

（２）業容

預金は、前連結会計年度末対比１兆３，３１４億円増加して７２兆１，６５５億円となり、譲渡性預金は、同２，１６２億円減少して２兆４，９２３億円となりました。

一方、貸出金は、同１兆９，１７２億円増加し、５９兆１，８４４億円となりました。
総資産は、同４兆４，５８６億円減少し、１０２兆５，５１９億円となりました。

（３）純資産

当中間連結会計期間末の純資産額は４兆６，２２７億円となりました。そのうち株主資本は、中間純利益の計上、公的資金返済に伴う自己株式の取得及び消却の実施等の結果、２兆８，３５６億円となりました。

（４）キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前中間連結会計期間対比３兆３，７８１億円減少して△４兆３，３０９億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同１兆９，９５０億円増加して＋２兆８，８３３億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同１兆４，０６２億円減少して△１兆２，３４７億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は前連結会計年度末対比２兆６，８１０億円減少して２兆４，７８７億円となりました。

（５）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアは、銀行業が６４（前中間連結会計期間対比△０）％、リース業が２０（同＋０）％、その他事業が１６（同△０）％、となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が８２（前中間連結会計期間対比△６）％、米州が７（同＋２）％、欧州、アジア・オセアニアは、各々５（同＋２）％、６（同＋２）％となりました。

（６）自己資本比率（第一基準）（速報値）

連結自己資本比率は、１０．０７％となりました。

２．平成１９年３月期の見通し

（１）業績全般に関する見通し

平成１９年３月期につきましては、持続的成長を支える「強固な企業基盤の構築」に取り組むとともに、質の高い収益体質及び財務基盤の一段の強化を図ってまいります。

業績の見通しは、連結経常収益３兆７，０００億円、連結経常利益９，５００億円、連結当期純利益５，７００億円を予想しております。

また、当社単体の業績の見通しは、営業収益３，７００億円、経常利益３，６５０億円、当期純利益３，６５０億円を予想しております。

（２）利益配分に関する見通し

当社の普通株式、優先株式の期末配当金につきましては、利益配分に関する基本方針を踏まえ、次のとおりとする予定であります。なお、中間配当は実施致しません。

普通株式	1株当たり	７，０００円
第１回～第12回第四種優先株式	1株当たり	１３５，０００円
第１回第六種優先株式	1株当たり	８８，５００円

（注）普通株式に係る配当予定額は、本年５月時点の予想対比、１株当たり３，０００円の増配となります。

優先株式に係る配当予定額は、本年５月時点の予想と同じであります。

３．事業等のリスク

当社及び当社グループの経営成績又は財政状態に影響を及ぼす可能性のある事業その他に関するリスクには、主に次のようなものがあります。当社は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

・不良債権残高及び与信関係費用が増加するリスク
・保有株式に係るリスク
・トレーディング業務、保有国債等に係るリスク
・為替リスク
・自己資本比率が悪化するリスク
・当社グループに対する外部格付が低下するリスク
・当社グループのビジネス戦略が奏功しないリスク
・合弁事業、提携、買収が奏功しないリスク
・各種の規制及び制度等の変更に伴うリスク

（注）上記の事項は、中間決算発表日現在において認識しているものであります。

Ⅳ．中間連結財務諸表等

中間連結財務諸表作成のための基本となる重要な事項

1．連結の範囲に関する事項

（1）連結子会社　１７６社

主要な会社名
株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社日本総研ソリューションズ他２１社は新規設立等により、当中間連結会計期間から連結子会社としております。

住銀保証株式会社他１社は合併等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・マホガニー有限会社他５社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

（2）非連結子会社

主要な会社名　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１１８社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2．持分法の適用に関する事項

（1）持分法適用の非連結子会社　３社

主要な会社名　SBCS Co.,Ltd.

（2）持分法適用の関連会社　５８社

主要な会社名
プロミス株式会社
大和証券エスエムビーシー株式会社
エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

ＮＩＦＳＭＢＣ－Ｖ２００６Ｓ１投資事業有限責任組合他２社は新規設立等により、当中間連結会計期間より持分法適用の関連会社としております。
また、SMFC Holdings (Cayman) Limited 他４社は清算等により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

(３) 持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マーキュリー有限会社他１１８社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の中間決算日等に関する事項

(１) 連結子会社の中間決算日は次のとおりであります。

１２月末日	２社
３月末日	５社
４月末日	２社
５月末日	２社
６月末日	７３社
７月末日	１社
８月末日	５社
９月末日	８６社

当中間連結会計期間より、海外連結子会社１社において、中間決算日を従来の６月末日から９月末日に変更しているため、中間連結財務諸表上、同社の損益は平成１８年1月１日から平成１８年９月３０日までの９ヶ月となっております。なお、当該変更による中間連結財務諸表への影響は軽微であります。

(２) ３月末日、５月末日を中間決算日とする連結子会社は、９月末日現在、１２月末日を中間決算日とする連結子会社は、６月末日現在、４月末日を中間決算日とする連結子会社については、７月末日及び９月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

なお、平成１８年８月に設立された６月末日を中間決算日とする連結子会社については、９月末日現在で実施した仮決算に基づく財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

中間連結貸借対照表注記、中間連結損益計算書注記に記載しております。

５．のれんの償却に関する事項

ＳＭＢＣフレンド証券株式会社に係るのれんは２０年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他ののれんは発生年度に全額償却しております。

６．中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書注記に記載しております。

中間連結貸借対照表

平成18年 9月30日現在

（金額単位　百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	4,010,986	預金	72,165,553
コールローン及び買入手形	1,462,077	譲渡性預金	2,492,353
買現先勘定	110,257	コールマネー及び売渡手形	2,562,041
債券貸借取引支払保証金	1,178,045	売現先勘定	805,915
買入金銭債権	940,702	債券貸借取引受入担保金	3,141,635
特定取引資産	3,404,589	特定取引負債	1,932,323
金銭の信託	2,820	借用金	3,061,744
有価証券	22,351,635	外国為替	329,273
貸出金	59,184,457	短期社債	405,100
外国為替	929,490	社債	4,155,770
その他資産	3,257,139	信託勘定借	50,733
有形固定資産	706,702	その他負債	2,920,902
無形固定資産	228,885	賞与引当金	22,868
リース資産	991,699	退職給付引当金	33,864
繰延税金資産	1,023,325	特別法上の引当金	1,136
支払承諾見返	3,748,150	繰延税金負債	49,876
貸倒引当金	△ 978,999	再評価に係る繰延税金負債	49,929
		支払承諾	3,748,150
		負債の部合計	97,929,171
		（純資産の部）	
		資本金	1,420,877
		資本剰余金	276,570
		利益剰余金	1,188,399
		自己株式	△ 50,178
		株主資本合計	2,835,668
		その他有価証券評価差額金	823,213
		繰延ヘッジ損益	△ 88,079
		土地再評価差額金	37,948
		為替換算調整勘定	△ 47,909
		評価・換算差額等合計	725,173
		新株予約権	4
		少数株主持分	1,061,946
		純資産の部合計	4,622,792
資産の部合計	102,551,964	負債及び純資産の部合計	102,551,964

中間連結貸借対照表注記

注1．記載金額は百万円未満を切り捨てて表示しております。

2．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

3．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。

4．金銭の信託において信託財産を構成している有価証券の評価は、上記2．及び3．と同じ方法により行っております。

5．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

6．当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建　物　7年～50年

動　産　2年～20年

その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

7．無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づいて償却しております。

8．連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

9．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記21. の3カ月以上延滞債権又は下記22. の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は750,546百万円であります。

10．賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

11．退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　その発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により損益処理

数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円（税効果額控除前）、繰延ヘッジ利益の総額は44,682百万円（同前）であります。

14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円　金融先物取引法第81条の規定に基づく準備金であります。

証券取引責任準備金　1,118百万円　証券取引法第51条の規定に基づく準備金であります。

18. 有形固定資産の減価償却累計額　561,404百万円

リース資産の減価償却累計額　1,583,375百万円

19. 有形固定資産の圧縮記帳額　64,987百万円

20. 貸出金のうち、破綻先債権額は64,857百万円、延滞債権額は638,385百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を　除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、3カ月以上延滞債権額は[illegible]百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は407,927百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,148,036百万円であります。
なお、20. から23. に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	103,547百万円
特定取引資産	53,278百万円
有価証券	5,842,395百万円
貸出金	557,311百万円
その他資産（延払資産等）	1,936百万円
担保資産に対応する債務	
預金	16,352百万円
コールマネー及び売渡手形	1,340,000百万円
売現先勘定	791,883百万円
債券貸借取引受入担保金	3,003,162百万円
特定取引負債	139,666百万円
借用金	930,197百万円
その他負債	26,247百万円
支払承諾	167,064百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、特定取引資産848,721百万円、有価証券4,092,185百万円、買入金銭債権38,898百万円、貸出金1,621,611百万円を差し入れております。
また、その他資産のうち保証金は87,964百万円、先物取引差入証拠金は4,737百万円であります。

26. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行	平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社	平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

27. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。

28. 社債には、劣後特約付社債2,138,556百万円が含まれております。

29. 1株当たり純資産額　　394,556円25銭
「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号平成 14 年9月 25 日）が平成 18 年1月 31 日付で改正され、会社法施行日以後終了する中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用し、1株当たりの純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ1株当たりの純資産額は 11,562 円 77 銭減少しております。

30. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等が含まれております。31. についても同様であります。

満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,928	375,829	△4,099
その他	9,917	10,139	222
合計	1,236,826	1,220,630	△16,195

その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
株式	1,970,424	3,569,347	1,598,922
債券	9,328,374	9,152,122	△176,252
国債	7,874,690	7,719,254	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,904	4,141,168	△34,736
合計	15,474,703	16,862,637	1,387,933

なお、上記の評価差額から、繰延税金負債563,532百万円を差し引いた額824,401百万円のうち少数株主持分相当額7,123百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額5,811百万円を加算した額 823,088百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,247百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

31. 時価評価されていない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内　容	中間連結貸借対照表計上額（百万円）
満期保有目的の債券	
非上場外国証券	26
その他	8,267
その他有価証券	
非上場株式（店頭売買株式を除く。）	421,099
非上場債券	2,729,834
非上場外国証券	475,506
その他	409,421

32. 金銭の信託の保有目的別の内訳は次のとおりであります。

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,602	2,820	217

なお、上記の評価差額から繰延税金負債88百万円を差し引いた額129百万円が、「その他有価証券評価差額金」に含まれております。

33. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に34,361百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。

34. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、39,240,098百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,373,534百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

35. 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）が会社法施行日以後終了する中間連結会計期間から適用されることになったこと等から、「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号平成18年4月28日）により改正され、平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。

なお、当中間連結会計期間末における従来の「資本の部」に相当する金額は3,648,921百万円であります。

(2) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。

(3) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。

(4) 「動産不動産」は、「有形固定資産」、「無形固定資産」または「その他資産」に区分して表示しております。

(5) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。

(6) 資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」中「のれん」に含めて表示しております。これに伴い、連結調整勘定償却は、従来、「経常費用」中「その他経常費用」で処理しておりましたが、当中間連結会計期間からは無形固定資産償却として「経常費用」中「営業経費」に含めております。

36. 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号平成18年9月8日）が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

37. 「ストック・オプション等に関する会計基準」（企業会計基準第8号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 平成18年5月31日）が会社法の施行日以後に付与されるストック・オプション、自社株式オプション及び交付される自社の株式について適用されることになったことに伴い、当中間連結会計期間から同会計基準及び適用指針を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

38. 従来、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っておりましたが、「金融商品に係る会計基準」（企業会計審議会 平成11年1月22日）が平成18年8月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用することになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。

なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号 平成18年8月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

39. 「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会 平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成17年12月27日）が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。

40. ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

営業経費　　4百万円

41. 共通支配下の取引等関係

(1) 結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要

①結合当事企業の名称及びその事業の内容

SMBC フレンド証券株式会社（事業の内容：証券業）

②企業結合の法的形式

株式交換

③結合後企業の名称

株式会社三井住友フィナンシャルグループ

④取引の目的を含む取引の概要

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBC フレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

(2) 実施した会計処理の概要

「企業結合に係る会計基準　三　企業結合に係る会計基準　4　共通支配下の取引等の会計処理 (2)　少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。

(3) 子会社株式の追加取得に関する事項

①取得原価及びその内訳

当社普通株式	221,365 百万円
取得に直接要した支出額	160 百万円
取得原価	221,525 百万円

②株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額

(イ)株式の種類及び交換比率

普通株式　当社　1株：SMBC フレンド証券株式会社　0.0008 株

(ロ)交換比率の算定方法

当社はゴールドマン・サックス証券会社を、SMBC フレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。

(ハ)交付株式数及びその評価額

249,015 株　　221,525 百万円

③発生したのれんの金額、発生原因、償却方法及び償却期間

(イ)のれんの金額

99,995 百万円

(ロ)発生原因

追加取得した SMBC フレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。

(ハ)償却方法及び償却期間

20 年間で均等償却

42. 当社は、平成18年10月５日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第３号及び第156条第１項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。

第三種優先株式

(1) 取得・消却株式の総数　195,000株

(2) 取得価額の総額　222,241,500,000円

43. 当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。

(1) 自己の株式の取得枠設定等に関する取締役会の決議内容

①平成18年６月29日付定時株主総会決議等に基づく自己の株式の取得

(イ) 取得する株式の種類	当社普通株式
(ロ) 取得する株式の数	60,466株(上限)
(ハ) 株式を取得するのと引換えに交付する金銭の総額	79,639,200,000円(上限)
(ニ) 取得期間	平成18年10月16日から平成18年12月29日まで

②当社定款第８条の規定に基づく自己の株式の取得枠

(イ) 取得する株式の種類	当社普通株式
(ロ) 取得する株式の数	6,700株(上限)
(ハ) 株式を取得するのと引換えに交付する金銭の総額	10,000,000,000円(上限)
(ニ) 取得期間	平成18年10月16日から平成18年12月29日まで

(2) 自己の株式の取得

① 取得した株式の種類	当社普通株式
② 取得した株式の数	60,466株
③ 取得価額(総額)	1,270,000円(総額　76,791,820,000円)
④ 取得方法	東京証券取引所のToSTNeT-2(終値取引)による買付け

なお、株式会社整理回収機構が当社普通株式60,466株（同機構が保有していた当社発行の第三種優先株式50,000株（取得請求総額50,000百万円）の平成18年９月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部）を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。

44. 当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日に住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間でリース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、平成19年10月1日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定であり、合併新会社は当社の連結子会社（当社の議決権の所有割合55%）となる見込みであります。なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って当社は連結財務諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月1日を目処に合併する予定であります。

中間連結損益計算書

自　平成18年 4月 1日
至　平成18年 9月30日

（金額単位　百万円）

科目	金額
経常収益	1,825,751
資金運用収益	909,808
（うち貸出金利息）	651,018
（うち有価証券利息配当金）	157,718
信託報酬	1,416
役務取引等収益	337,322
特定取引収益	54,496
その他業務収益	501,121
その他経常収益	21,586
経常費用	1,468,614
資金調達費用	350,193
（うち預金利息）	199,933
役務取引等費用	53,927
特定取引費用	2,883
その他業務費用	511,352
営業経費	432,705
その他経常費用	117,553
経常利益	357,136
特別利益	48,284
特別損失	4,118
税金等調整前中間純利益	401,302
法人税、住民税及び事業税	42,273
法人税等調整額	86,218
少数株主利益	29,149
中間純利益	243,660

中間連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．１株当たり中間純利益　32,782円19銭

３．潜在株式調整後１株当たり中間純利益　27,514円41銭

４．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

５．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

６．「その他経常収益」には、株式等売却益17,987百万円を含んでおります。

７．「その他経常費用」には、貸出金償却57,626百万円、株式等償却7,051百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失32,344百万円を含んでおります。

８．「特別利益」には、退職給付信託返還益36,330百万円、貸倒引当金戻入益6,470百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。

９．「特別損失」には、固定資産処分損2,037百万円及び減損損失2,006百万円を含んでおります。

10．当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	遊休資産	27物件	土地、建物等	873百万円
近畿圏	営業用店舗	13ヵ店	土地、建物等	349百万円
	遊休資産	18物件		410百万円
その他	遊休資産	12物件	土地、建物等	373百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

中間連結株主資本等変動計算書

自　平成18年 4月 1日
至　平成18年 9月30日

(金額単位　百万円)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
前連結会計年度末残高	1,420,877	1,229,225	992,064	△ 4,393	3,637,773
当中間連結会計期間中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△ 47,951		△ 47,951
中間純利益			243,660		243,660
自己株式の取得				△ 1,219,877	△ 1,219,877
自己株式の処分		15		56	71
自己株式の消却		△ 1,174,036		1,174,036	−
連結子会社の増加に伴う増加			391		391
連結子会社の減少に伴う増加			11		11
連結子会社の増加に伴う減少			△ 6		△ 6
連結子会社の減少に伴う減少			△ 2		△ 2
土地再評価差額金取崩			231		231
株主資本以外の項目の当中間連結会計期間中の変動額(純額)					
当中間連結会計期間中の変動額(純額)	−	△ 952,655	196,335	△ 45,785	△ 802,105
当中間連結会計期間末残高	1,420,877	276,570	1,188,399	△ 50,178	2,835,668

(金額単位　百万円)

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
前連結会計年度末残高	819,927	−	38,173	△ 41,475	816,625	−	1,113,025	5,567,424
当中間連結会計期間中の変動額								
株式交換による増加								221,365
剰余金の配当								△ 47,951
中間純利益								243,660
自己株式の取得								△ 1,219,877
自己株式の処分								71
自己株式の消却								−
連結子会社の増加に伴う増加								391
連結子会社の減少に伴う増加								11
連結子会社の増加に伴う減少								△ 6
連結子会社の減少に伴う減少								△ 2
土地再評価差額金取崩								231
株主資本以外の項目の当中間連結会計期間中の変動額(純額)	3,285	△ 88,079	△ 224	△ 6,434	△ 91,452	4	△ 51,078	△ 142,526
当中間連結会計期間中の変動額(純額)	3,285	△ 88,079	△ 224	△ 6,434	△ 91,452	4	△ 51,078	△ 944,631
当中間連結会計期間末残高	823,213	△ 88,079	37,948	△ 47,909	725,173	4	1,061,946	4,622,792

中間連結株主資本等変動計算書注記

注1. 記載金額は百万円未満を切り捨てて表示しております。

2. 発行済株式の種類及び総数並びに自己株式の種類及び株式数は、次のとおりであります。

（単位　株）

	前連結会計年度末株式数	当中間連結会計期間増加株式数	当中間連結会計期間減少株式数	当中間連結会計期間末株式数	摘要
発行済株式					
普通株式	7,424,172.77	309,481	-	7,733,653.77	※1
第一種優先株式	35,000	-	35,000	-	※2
第二種優先株式	100,000	-	100,000	-	※3
第三種優先株式	695,000	-	500,000	195,000	※4
第1回第四種優先株式	4,175	-	-	4,175	
第2回第四種優先株式	4,175	-	-	4,175	
第3回第四種優先株式	4,175	-	-	4,175	
第4回第四種優先株式	4,175	-	-	4,175	
第5回第四種優先株式	4,175	-	-	4,175	
第6回第四種優先株式	4,175	-	-	4,175	
第7回第四種優先株式	4,175	-	-	4,175	
第8回第四種優先株式	4,175	-	-	4,175	
第9回第四種優先株式	4,175	-	-	4,175	
第10回第四種優先株式	4,175	-	-	4,175	
第11回第四種優先株式	4,175	-	-	4,175	
第12回第四種優先株式	4,175	-	-	4,175	
第1回第六種優先株式	70,001	-	-	70,001	
合　計	8,374,273.77	309,481	635,000	8,048,754.77	
自己株式					
普通株式	6,307.15	109,907.81	77.62	116,137.34	※5
第一種優先株式	-	35,000	35,000	-	※2
第二種優先株式	-	100,000	100,000	-	※3
第三種優先株式	-	500,000	500,000	-	※4
合　計	6,307.15	744,907.81	635,077.62	116,137.34	

※1 普通株式の発行済株式総数の増加309,481株は、第三種優先株式に係る取得請求権の行使による増加60,466株、SMBCフレンド証券株式会社との株式交換に係る新株式の発行による増加249,015株であります。

2 第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年５月17日に自己株式の消却を実施したことによるものであります。

3 第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。
また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年５月17日及び同年９月６日に自己株式の消却を実施したことによるものであります。

4 第三種優先株式の自己株式の増加500,000株は、平成18年９月29日に定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また、第三種優先株式の発行済株式総数の減少500,000株及び自己株式の減少500,000株は、平成18年９月29日に自己株式の消却を実施したことによるものであります。

5 普通株式の自己株式の増加109,907.81株は、端株の買取りによる増加702.81株、SMBCフレンド証券株式会社との株式交換に伴い連結子会社及び持分法適用関連会社が保有している三井住友フィナンシャルグループ株式109,205株であります。また、普通株式の自己株式の減少77.62株は、端株の売渡し及びストック･オプションの権利行使によるものであります。

3. 新株予約権に関する事項は、次のとおりであります。

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株） 前連結会計年度末	当中間連結会計期間増加	当中間連結会計期間減少	当中間連結会計期間末	当中間連結会計期間末残高（百万円）	摘要
当社	ストック・オプションとしての新株予約権						-	
連結子会社							4	
合　計							4	

4. 当社の配当については、次のとおりであります。

当中間連結会計期間中の配当金支払額

決議日	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成18年6月29日定時株主総会	発行済株式				
	普通株式	22,253	3,000	2006年3月31日	平成18年6月29日
	第一種優先株式	367	10,500	2006年3月31日	平成18年6月29日
	第二種優先株式	2,850	28,500	2006年3月31日	平成18年6月29日
	第三種優先株式	9,521	13,700	2006年3月31日	平成18年6月29日
	第1回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第2回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第3回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第4回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第5回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第6回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第7回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第8回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第9回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第10回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第11回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第12回第四種優先株式	563	135,000	2006年3月31日	平成18年6月29日
	第1回第六種優先株式	6,195	88,500	2006年3月31日	平成18年6月29日

中間連結キャッシュ・フロー計算書

自　平成18年 4月 1日
至　平成18年 9月30日

（金額単位　百万円）

科　　目	金　　額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前中間純利益	401,302
固定資産減価償却費	38,389
リース資産減価償却費	167,651
減損損失	2,006
のれん償却額	2,070
持分法による投資損益（△）	32,344
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)	△ 5,121
貸倒引当金の増加額	△ 56,241
賞与引当金の増加額	△ 2,512
退職給付引当金の増加額	△ 3,200
資金運用収益	△ 909,808
資金調達費用	350,193
有価証券関係損益（△）	56,013
金銭の信託の運用損益（△）	△ 0
為替差損益（△）	△ 41,522
固定資産処分損益（△）	1,327
リース資産処分損益（△）	△ 473
特定取引資産の純増（△）減	628,566
特定取引負債の純増減（△）	△ 965,531
貸出金の純増（△）減	△ 1,909,796
預金の純増減（△）	1,332,022
譲渡性預金の純増減（△）	△ 222,330
借用金（劣後特約付借入金を除く）の純増減（△）	934,051
有利息預け金の純増（△）減	410,829
コールローン等の純増（△）減	△ 981,573
債券貸借取引支払保証金の純増（△）減	778,605
コールマネー等の純増減（△）	△ 5,047,597
コマーシャル・ペーパーの純増減（△）	△ 10,000
債券貸借取引受入担保金の純増減（△）	394,509
外国為替（資産）の純増（△）減	18,596
外国為替（負債）の純増減（△）	△ 118,530
短期社債（負債）の純増減（△）	21,200
普通社債の発行・償還による純増減（△）	△ 95,170
信託勘定借の純増減（△）	△ 267,864
資金運用による収入	905,873
資金調達による支出	△ 324,296
その他	240,032
小　　計	△ 4,245,985
法人税等の支払額	△ 84,921
営業活動によるキャッシュ・フロー	△ 4,330,906
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 18,563,216
有価証券の売却による収入	11,389,367
有価証券の償還による収入	10,257,301
有形固定資産の取得による支出	△ 24,041
有形固定資産の売却による収入	3,545
無形固定資産の取得による支出	△ 23,957
無形固定資産の売却による収入	4
リース資産の取得による支出	△ 180,717
リース資産の売却による収入	21,565
子会社株式の一部売却による収入	3,468
投資活動によるキャッシュ・フロー	2,883,317
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	10,000
劣後特約付借入金の返済による支出	△ 15,000
劣後特約付社債・新株予約権付社債の発行による収入	120,000
劣後特約付社債・新株予約権付社債の償還による支出	△ 126,829
配当金支払額	△ 47,904
少数株主からの払込みによる収入	30,740
少数株主への配当金支払額	△ 30,883
自己株式の取得による支出	△ 1,174,922
自己株式の処分による収入	71
財務活動によるキャッシュ・フロー	△ 1,234,728
Ⅳ 現金及び現金同等物に係る換算差額	1,279
Ⅴ 現金及び現金同等物の増加額	△ 2,681,038
Ⅵ 現金及び現金同等物の期首残高	5,159,822
Ⅶ 新規連結に伴う現金及び現金同等物の増加額	0
Ⅷ 現金及び現金同等物の中間期末残高	2,478,784

中間連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

３．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成18年9月30日現在

現金預け金勘定	4,010,986百万円
有利息預け金	△1,532,202百万円
現金及び現金同等物	2,478,784百万円

４．「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号平成18年４月28日）により改正され、平成18年４月１日以後開始する事業年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。

(1) 「連結調整勘定償却額」は「のれん償却額」に含めて表示しております。

(2) 「動産不動産等減価償却費」は、中間連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益（△）」は、「固定資産処分損益（△）」等として表示しております。

また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。

(3) 営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、中間連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。

５．重要な非資金取引の内容

当中間連結会計期間に、SMBCフレンド証券株式会社を完全子会社とする株式交換を行い、当社普通株式を交付したことから、資本剰余金が221,365百万円増加しております。

比較中間連結貸借対照表（主要内訳）

（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間（平成18年9月30日現在）(A)	前中間連結会計期間（平成17年9月30日現在）(B)	比較 (A)－(B)	前連結会計年度要約連結貸借対照表（平成18年3月31日現在）(C)	比較 (A)－(C)
（資産の部）					
現金預け金	4,010,986	5,076,696	△ 1,065,710	7,107,469	△ 3,096,483
コールローン及び買入手形	1,462,077	789,440	672,637	651,905	810,172
買現先勘定	110,257	138,675	△ 28,418	117,474	△ 7,217
債券貸借取引支払保証金	1,178,045	2,165,749	△ 987,704	1,956,650	△ 778,605
買入金銭債権	940,702	612,330	328,372	633,760	306,942
特定取引資産	3,404,589	3,627,610	△ 223,021	4,078,025	△ 673,436
金銭の信託	2,820	811	2,009	2,912	△ 92
有価証券	22,351,635	23,579,596	△ 1,227,961	25,505,861	△ 3,154,226
貸出金	59,184,457	56,095,034	3,089,423	57,267,203	1,917,254
外国為替	929,490	892,413	37,077	947,744	△ 18,254
その他資産	3,257,139	3,348,723	△ 91,584	3,403,832	△ 146,693
動産不動産	－	807,079	△ 807,079	806,369	△ 806,369
有形固定資産	706,702	－	706,702	－	706,702
無形固定資産	228,885	－	228,885	－	228,885
リース資産	991,699	1,005,761	△ 14,062	999,915	△ 8,216
繰延税金資産	1,023,325	1,414,656	△ 391,331	1,051,609	△ 28,284
連結調整勘定	－	9,408	△ 9,408	6,612	△ 6,612
支払承諾見返	3,748,150	3,707,061	41,089	3,508,695	239,455
貸倒引当金	△ 978,999	△ 1,037,217	58,218	△ 1,035,468	56,469
資産の部合計	102,551,964	102,233,832	318,132	107,010,575	△ 4,458,611
（負債の部）					
預金	72,165,553	69,242,541	2,923,012	70,834,125	1,331,428
譲渡性預金	2,492,353	2,529,775	△ 37,422	2,708,643	△ 216,290
コールマネー及び売渡手形	2,562,041	6,137,278	△ 3,575,237	8,016,410	△ 5,454,369
売現先勘定	805,915	508,598	297,317	396,205	409,710
債券貸借取引受入担保金	3,141,635	3,651,048	△ 509,413	2,747,125	394,510
コマーシャル・ペーパー	－	7,500	△ 7,500	10,000	△ 10,000
特定取引負債	1,932,323	1,786,166	146,157	2,908,158	△ 975,835
借用金	3,061,744	2,087,187	974,557	2,133,707	928,037
外国為替	329,273	433,654	△ 104,381	447,722	△ 118,449
短期社債	405,100	460,500	△ 55,400	383,900	21,200
社債	4,155,770	4,329,026	△ 173,256	4,241,417	△ 85,647
信託勘定借	50,733	42,260	8,473	318,597	△ 267,864
その他負債	2,920,902	2,817,197	103,705	2,625,594	295,308
賞与引当金	22,868	22,018	850	25,300	△ 2,432
退職給付引当金	33,864	35,893	△ 2,029	36,786	△ 2,922
日本国際博覧会出展引当金	－	284	△ 284	－	－
特別法上の引当金	1,136	1,092	44	1,141	△ 5
繰延税金負債	49,876	47,422	2,454	49,484	392
再評価に係る繰延税金負債	49,929	50,466	△ 537	50,133	△ 204
支払承諾	3,748,150	3,707,061	41,089	3,508,695	239,455
負債の部合計	97,929,171	97,896,973	32,198	101,443,151	△ 3,513,980
少数株主持分	－	1,074,517	△ 1,074,517	1,113,025	△ 1,113,025
資本の部合計	－	3,262,340	△ 3,262,340	4,454,399	△ 4,454,399
負債、少数株主持分及び資本の部合計	－	102,233,832	△ 102,233,832	107,010,575	△ 107,010,575
純資産の部合計	4,622,792	－	4,622,792	－	4,622,792
負債及び純資産の部合計	102,551,964	－	102,551,964	－	102,551,964

（注）記載金額は百万円未満を切り捨てて表示しております。

比較中間連結損益計算書(主要内訳)

（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間 自 平成18年4月1日 至 平成18年9月30日 (A)	前中間連結会計期間 自 平成17年4月1日 至 平成17年9月30日 (B)	比較 (A)−(B)	前連結会計年度要約連結損益計算書 自 平成17年4月1日 至 平成18年3月31日
経常収益	1,825,751	1,757,879	67,872	3,705,136
資金運用収益	909,808	769,316	140,492	1,662,600
（うち貸出金利息）	(651,018)	(588,151)	(62,867)	(1,214,142)
（うち有価証券利息配当金）	(157,718)	(120,932)	(36,786)	(317,352)
信託報酬	1,416	4,285	△ 2,869	8,631
役務取引等収益	337,322	327,875	9,447	703,928
特定取引収益	54,496	12,448	42,048	32,807
その他業務収益	501,121	576,540	△ 75,419	1,144,147
その他経常収益	21,586	67,412	△ 45,826	153,021
経常費用	1,468,614	1,294,111	174,503	2,741,582
資金調達費用	350,193	215,601	134,592	500,993
（うち預金利息）	(199,933)	(114,236)	(85,697)	(266,648)
役務取引等費用	53,927	49,167	4,760	84,336
特定取引費用	2,883	189	2,694	−
その他業務費用	511,352	403,592	107,760	876,635
営業経費	432,705	421,626	11,079	853,796
その他経常費用	117,553	203,933	△ 86,380	425,819
経常利益	357,136	463,768	△ 106,632	963,554
特別利益	48,284	61,397	△ 13,113	97,952
特別損失	4,118	13,872	△ 9,754	18,144
税金等調整前中間(当期)純利益	401,302	511,293	△ 109,991	1,043,362
法人税、住民税及び事業税	42,273	32,367	9,906	69,818
法人税等調整額	86,218	60,672	25,546	226,901
少数株主利益	29,149	25,925	3,224	59,800
中間（当期）純利益	243,660	392,327	△ 148,667	686,841

（注）記載金額は百万円未満を切り捨てて表示しております。

比較中間連結剰余金計算書(主要内訳)

（金額単位　百万円）

連結会計期間別 科　目	前中間連結 会計期間 自 平成17年 4月 1日 至 平成17年 9月30日	前連結会計年度 要約連結剰余金計算書 自 平成17年 4月 1日 至 平成18年 3月31日
（資本剰余金の部）		
資本剰余金期首残高	974,346	974,346
資本剰余金増加高	2	254,878
資本剰余金中間期末（期末）残高	974,349	1,229,225
（利益剰余金の部）		
利益剰余金期首残高	329,963	329,963
利益剰余金増加高	412,337	706,506
利益剰余金減少高	44,396	44,405
利益剰余金中間期末（期末）残高	697,905	992,064

（注）記載金額は百万円未満を切り捨てて表示しております。

比較中間連結キャッシュ・フロー計算書

（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間 自 平成18年4月 1日 至 平成18年9月30日 （A）	前中間連結会計期間 自 平成17年4月 1日 至 平成17年9月30日 （B）	比較 （A）－（B）	前連結会計年度 連結キャッシュ・フロー計算書 自 平成17年4月 1日 至 平成18年3月31日
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益	401,302	511,293	△ 109,991	1,043,362
動産不動産等減価償却費	－	40,218	△ 40,218	82,671
固定資産減価償却費	38,389	－	38,389	－
リース資産減価償却費	167,651	166,592	1,059	336,871
減損損失	2,006	10,580	△ 8,574	12,303
連結調整勘定償却額	－	3,469	△ 3,469	6,270
のれん償却額	2,070	－	2,070	－
持分法による投資損益（△）	32,344	△ 14,081	46,425	△ 31,887
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	△ 5,121	△ 60,192	55,071	△ 63,257
貸倒引当金の増加額	△ 56,241	△ 238,154	181,913	△ 241,530
賞与引当金の増加額	△ 2,512	△ 1,857	△ 655	1,403
退職給付引当金の増加額	△ 3,200	1,101	△ 4,301	1,993
日本国際博覧会出展引当金の増加額	－	53	△ 53	△ 231
資金運用収益	△ 909,808	△ 769,316	△ 140,492	△ 1,662,600
資金調達費用	350,193	215,601	134,592	500,993
有価証券関係損益（△）	56,013	△ 64,257	120,270	△ 27,853
金銭の信託の運用損益（△）	△ 0	△ 13	13	△ 13
為替差損益（△）	△ 41,522	△ 62,513	20,991	△ 175,815
動産不動産処分損益（△）	－	△ 275	275	△ 551
固定資産処分損益（△）	1,327	－	1,327	－
リース資産処分損益（△）	△ 473	△ 666	193	△ 3,235
特定取引資産の純増（△）減	628,566	163,674	464,892	△ 225,005
特定取引負債の純増減（△）	△ 965,531	△ 347,755	△ 617,776	746,642
貸出金の純増（△）減	△ 1,909,796	△ 1,213,748	△ 696,048	△ 2,311,499
預金の純増減（△）	1,332,022	688,527	643,495	2,210,634
譲渡性預金の純増減（△）	△ 222,330	△ 186,912	△ 35,418	△ 8,026
借用金（劣後特約付借入金を除く）の純増減（△）	934,051	△ 13,469	947,520	90,612
有利息預け金の純増（△）減	410,829	55,542	355,287	175,960
コールローン等の純増（△）減	△ 981,573	200,494	△ 1,182,067	342,387
債券貸借取引支払保証金の純増（△）減	778,605	△ 1,597,409	2,376,014	△ 1,388,310
コールマネー等の純増減（△）	△ 5,047,597	1,262,966	△ 6,310,563	3,027,037
コマーシャル・ペーパーの純増減（△）	△ 10,000	△ 366,600	356,600	△ 364,100
債券貸借取引受入担保金の純増減（△）	394,509	△ 216,953	611,462	△ 1,120,876
外国為替（資産）の純増（△）減	18,596	6,635	11,961	△ 46,473
外国為替（負債）の純増減（△）	△ 118,530	△ 45,233	△ 73,297	△ 31,381
短期社債（負債）の純増減（△）	21,200	459,500	△ 438,300	382,900
普通社債の発行・償還による純増減（△）	△ 95,170	△ 269,880	174,710	△ 365,646
信託勘定借の純増減（△）	△ 267,864	△ 8,196	△ 259,668	268,140
資金運用による収入	905,873	803,273	102,600	1,691,320
資金調達による支出	△ 324,296	△ 208,281	△ 116,015	△ 509,760
その他	240,032	129,264	110,768	△ 104,996
小計	△ 4,245,985	△ 966,978	△ 3,279,007	2,238,450
法人税等の支払額	△ 84,921	14,248	△ 99,169	△ 30,096
営業活動によるキャッシュ・フロー	△ 4,330,906	△ 952,729	△ 3,378,177	2,208,354
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出	△ 18,563,216	△ 29,777,298	11,214,082	△ 43,620,790
有価証券の売却による収入	11,389,367	24,077,266	△ 12,687,899	33,089,259
有価証券の償還による収入	10,257,301	6,696,817	3,560,484	10,164,213
金銭の信託の増加による支出	－	△ 750	750	△ 2,851
金銭の信託の減少による収入	－	3,789	△ 3,789	3,789
動産不動産の取得による支出	－	△ 13,389	13,389	△ 43,066
有形固定資産の取得による支出	△ 24,041	－	△ 24,041	－
動産不動産の売却による収入	－	11,107	△ 11,107	17,733
有形固定資産の売却による収入	3,545	－	3,545	－
無形固定資産の取得による支出	△ 23,957	－	△ 23,957	－
無形固定資産の売却による収入	4	－	4	－
リース資産の取得による支出	△ 180,717	△ 192,899	12,182	△ 380,894
リース資産の売却による収入	21,565	28,661	△ 7,096	55,186
子会社株式の一部売却による収入	3,468	54,937	△ 51,469	54,937
投資活動によるキャッシュ・フロー	2,883,317	888,242	1,995,075	△ 662,482
Ⅲ 財務活動によるキャッシュ・フロー				
劣後特約付借入による収入	10,000	33,000	△ 23,000	103,000
劣後特約付借入金の返済による支出	△ 15,000	△ 82,343	67,343	△ 215,884
劣後特約付社債・新株予約権付社債の発行による収入	120,000	408,038	△ 288,038	431,458
劣後特約付社債・新株予約権付社債の償還による支出	△ 126,829	△ 162,800	35,971	△ 198,800
株式等の発行による収入	－	－	－	136,451
配当金支払額	△ 47,904	△ 44,355	△ 3,549	△ 44,373
少数株主からの払込みによる収入	30,740	48,025	△ 17,285	59,640
少数株主への配当金支払額	△ 30,883	△ 27,034	△ 3,849	△ 42,366
自己株式の取得による支出	△ 1,174,922	△ 1,001	△ 1,173,921	△ 2,209
自己株式の売却による収入	－	26	△ 26	452,549
自己株式の処分による収入	71	－	71	－
財務活動によるキャッシュ・フロー	△ 1,234,728	171,555	△ 1,406,283	679,464
Ⅳ 現金及び現金同等物に係る換算差額	1,279	1,794	△ 515	3,840
Ⅴ 現金及び現金同等物の増加額	△ 2,681,038	108,861	△ 2,789,899	2,229,177
Ⅵ 現金及び現金同等物の期首残高	5,159,822	2,930,645	2,229,177	2,930,645
Ⅶ 新規連結に伴う現金及び現金同等物の増加額	0	－	0	－
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	－	－	－	△ 0
Ⅸ 現金及び現金同等物の中間期末（期末）残高	2,478,784	3,039,507	△ 560,723	5,159,822

（注）記載金額は百万円未満を切り捨てて表示しております。

V. セグメント情報

1. 事業の種類別セグメント情報

当中間連結会計期間（自　平成18年4月1日　　至　平成18年9月30日）　　　　　　　　　　　　(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,227,836	390,901	207,013	1,825,751	―	1,825,751
(2) セグメント間の内部経常収益	22,937	9,729	101,444	134,111	(134,111)	―
計	1,250,773	400,631	308,458	1,959,863	(134,111)	1,825,751
経常費用	933,478	379,804	273,075	1,586,359	(117,744)	1,468,614
経常利益	317,295	20,826	35,382	373,504	(16,367)	357,136

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業・・・・・・・・・・銀行業
(2) リース業・・・・・・・・リース業
(3) その他事業・・・・・・証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

前中間連結会計期間（自　平成17年4月1日　　至　平成17年9月30日）　　　　　　　　　　　　(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,183,343	367,078	207,456	1,757,879	―	1,757,879
(2) セグメント間の内部経常収益	20,798	9,443	97,699	127,940	(127,940)	―
計	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
経常費用	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
経常利益	380,033	21,436	76,579	478,049	(14,281)	463,768

前連結会計年度（自　平成17年4月1日　　至　平成18年3月31日）　　　　　　　　　　　　(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	2,485,470	755,137	464,529	3,705,136	―	3,705,136
(2) セグメント間の内部経常収益	44,864	18,503	204,294	267,661	(267,661)	―
計	2,530,334	773,640	668,823	3,972,798	(267,661)	3,705,136
経常費用	1,764,055	728,363	487,692	2,980,111	(238,529)	2,741,582
経常利益	766,278	45,277	181,130	992,686	(29,131)	963,554

2. 所在地別セグメント情報

当中間連結会計期間（自　平成18年4月1日　　至　平成18年9月30日）

（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,532,565	119,112	81,932	92,141	1,825,751	—	1,825,751
(2) セグメント間の内部経常収益	45,146	21,838	2,909	27,607	97,501	(97,501)	—
計	1,577,711	140,951	84,841	119,748	1,923,253	(97,501)	1,825,751
経常費用	1,290,105	101,982	68,373	95,788	1,556,249	(87,634)	1,468,614
経常利益	287,606	38,968	16,468	23,960	367,003	(9,867)	357,136

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間（自　平成17年4月1日　　至　平成17年9月30日）

（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,579,894	77,007	46,224	54,752	1,757,879	—	1,757,879
(2) セグメント間の内部経常収益	29,904	20,784	1,724	16,207	68,621	(68,621)	—
計	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
経常費用	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
経常利益	401,674	29,728	7,192	31,968	470,564	(6,795)	463,768

前連結会計年度（自　平成17年4月1日　　至　平成18年3月31日）

（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	3,256,730	176,443	125,351	146,611	3,705,136	—	3,705,136
(2) セグメント間の内部経常収益	70,044	41,114	2,836	36,345	150,341	(150,341)	—
計	3,326,774	217,558	128,188	182,956	3,855,478	(150,341)	3,705,136
経常費用	2,482,510	152,350	103,720	136,967	2,875,548	(133,966)	2,741,582
経常利益	844,264	65,208	24,468	45,988	979,929	(16,375)	963,554

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当中間連結会計期間 〔自 平成18年4月1日 至 平成18年9月30日〕	293,186	1,825,751	% 16.1
前中間連結会計期間 〔自 平成17年4月1日 至 平成17年9月30日〕	177,984	1,757,879	10.1
前連結会計年度 〔自 平成17年4月1日 至 平成18年3月31日〕	448,406	3,705,136	12.1

（注） 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、連結子会社である三井住友銀行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅵ．生産、受注及び販売の状況

該当する情報がないので記載しておりません。

(有価証券関係)

1．当中間連結会計期間（平成18年 9月30日現在）

(注1) 中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。
(注2) 子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成18年 9月30日現在）		
	中間連結貸借対照表計上額	時 価	差 額
国 債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社 債	379,928	375,829	△4,099
その他	9,917	10,139	222
合 計	1,236,826	1,220,630	△16,195

(注) 時価は、当中間連結会計期間末日における市場価格等に基づいております。

(2) その他有価証券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成18年 9月30日現在）		
	取得原価	中間連結貸借対照表計上額	評価差額
株 式	1,970,424	3,569,347	1,598,922
債 券	9,328,374	9,152,122	△176,252
国 債	7,874,690	7,719,254	△155,436
地方債	512,392	501,778	△10,613
社 債	941,292	931,089	△10,202
その他	4,175,904	4,141,168	△34,736
合 計	15,474,703	16,862,637	1,387,933

(注) 1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,247百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(3) 時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	当中間連結会計期間（平成18年 9月30日現在）
満期保有目的の債券	
非上場外国証券	26
その他	8,267
その他有価証券	
非上場株式（店頭売買株式を除く）	421,099
非上場債券	2,729,834
非上場外国証券	475,506
その他	409,421

2. 前中間連結会計期間(平成17年 9月30日現在)

(注1) 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の売掛債権等の信託受益権も含めて記載しております。
(注2) 子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	前中間連結会計期間（平成17年 9月30日現在）	
	中間連結貸借対照表計上額	前中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,589,914	△1,296

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	前中間連結会計期間（平成17年 9月30日現在）				
	中間連結貸借対照表計上額	時 価	差 額	うち益	うち損
国 債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	—	1,148
社 債	69,747	68,907	△840	—	840
その他	27,678	28,120	441	441	—
合 計	815,806	808,394	△7,411	1,390	8,802

(注) 1. 時価は、前中間連結会計期間末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	前中間連結会計期間（平成17年 9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株 式	1,904,528	2,897,259	992,730	1,031,519	38,788
債 券	12,400,547	12,317,414	△83,132	4,822	87,955
国 債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社 債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合 計	18,184,018	19,081,672	897,653	1,070,345	172,691

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
2. 中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。前中間連結会計期間におけるこの減損処理額は212百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当該中間連結会計期間中に売却したその他有価証券

(金額単位 百万円)

	前中間連結会計期間 (自 平成17年 4月1日 至 平成17年 9月30日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	24,077,266	88,639	13,991

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

(金額単位 百万円)

	前中間連結会計期間 (平成17年 9月30日現在)
満期保有目的の債券	
非上場外国証券	2,531
その他	5,271
その他有価証券	
非上場株式(店頭売買株式を除く)	417,028
非上場債券	2,264,800
非上場外国証券	425,527
その他	267,941

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	前中間連結会計期間(平成17年 9月30日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	453,001	2,087,818	565,488	802,079
合計	2,791,480	9,445,469	3,183,649	3,858,132

3．前連結会計年度（平成18年 3月31日現在）

(注1)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

(金額単位 百万円)

	前連結会計年度(平成18年 3月31日現在)	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,088,599	△648

(2) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	前連結会計年度(平成18年 3月31日現在)				
	連結貸借対照表計上額	時 価	差 額		
				うち益	うち損
国 債	750,204	730,568	△19,635	306	19,942
地方債	96,892	93,527	△3,365	—	3,365
社 債	379,614	371,560	△8,053	—	8,053
その他	19,619	19,893	274	274	—
合 計	1,246,330	1,215,549	△30,781	580	31,361

(注) 1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	前連結会計年度(平成18年 3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株 式	1,903,193	3,605,884	1,702,690	1,722,129	19,438
債 券	12,683,880	12,386,646	△297,233	988	298,222
国 債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社 債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合 計	18,781,252	20,154,589	1,373,337	1,771,170	397,833

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円(費用)であります。
2. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は97百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

(金額単位 百万円)

	前連結会計年度 (自 平成17年 4月 1日 至 平成18年 3月31日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	33,089,259	138,964	78,609

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	前連結会計年度 (平成18年 3月31日現在)
満期保有目的の債券	
非上場外国証券	269
その他	3,758
その他有価証券	
非上場株式(店頭売買株式を除く。)	402,747
非上場債券	2,518,691
非上場外国証券	457,953
その他	309,303

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	前連結会計年度(平成18年 3月31日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債 券	5,841,530	4,784,630	2,468,673	3,037,217
国 債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社 債	469,763	2,471,547	906,156	110,713
その他	870,175	1,564,473	682,146	848,570
合 計	6,711,706	6,349,103	3,150,820	3,885,788

（金銭の信託関係）

1．当中間連結会計期間（平成18年 9月30日現在）

(1) 満期保有目的の金銭の信託

該当ありません。

(2) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当中間連結会計期間（平成18年 9月30日現在）		
	取得原価	中間連結貸借対照表計上額	評価差額
その他の金銭の信託	2,602	2,820	217

（注）中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2．前中間連結会計期間（平成17年 9月30日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	前中間連結会計期間（平成17年 9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	602	811	209	209	—

（注）1. 中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3．前連結会計年度（平成18年 3月31日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	前連結会計年度（平成18年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,703	2,912	209	209	—

（注）1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

1. 当中間連結会計期間（平成18年 9月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	当中間連結会計期間（平成18年 9月30日現在）
評価差額	1,388,146
その他有価証券	1,387,928
その他の金銭の信託	217
（△）繰延税金負債	563,620
その他有価証券評価差額金（持分相当額調整前）	824,525
（△）少数株主持分相当額	7,123
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,811
その他有価証券評価差額金	823,213

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

2. 前中間連結会計期間（平成17年 9月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	前中間連結会計期間（平成17年 9月30日現在）
評価差額	898,836
その他有価証券	898,626
その他の金銭の信託	209
（△）繰延税金負債	364,380
その他有価証券評価差額金（持分相当額調整前）	534,455
（△）少数株主持分相当額	10,029
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	8,645
その他有価証券評価差額金	533,070

（注）1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

3. 前連結会計年度（平成18年 3月31日現在）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	前連結会計年度（平成18年 3月31日現在）
評価差額	1,376,785
その他有価証券	1,376,576
その他の金銭の信託	209
（△）繰延税金負債	559,501
その他有価証券評価差額金（持分相当額調整前）	817,283
（△）少数株主持分相当額	8,343
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	10,986
その他有価証券評価差額金	819,927

（注）1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

(デリバティブ取引関係)

ＥＤＩＮＥＴにより開示を行うため、記載を省略しております。

平成19年 3月期　個別中間財務諸表の概要

平成18年11月22日

上場会社名　株式会社　三井住友フィナンシャルグループ　上場取引所　東証・大証・名証
コード番号　8316　本社所在都道府県　東京都
（URL　http://www.smfg.co.jp）
代表者　取締役社長　北山禎介
問合せ先責任者　財務部副部長　正脇久昌　TEL　(03)5512-3411
中間決算取締役会開催日　平成18年11月22日　配当支払開始日　—
単元株制度採用の有無　無

1．平成18年9月中間期の業績（平成18年4月1日～平成18年9月30日）

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
平成18年9月中間期	321,340	（　—　）	319,772	（　—　）	319,112	（　—　）
平成17年9月中間期	16,206	（△92.1）	14,468	（△92.9）	12,424	（△93.9）
平成18年3月期	55,482		52,285		48,264	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円 銭
平成18年9月中間期	318,223	（728.0）	42,605 28
平成17年9月中間期	38,435	（△81.0）	5,646 36
平成18年3月期	73,408		6,836 35

（注）① 期中平均株式数　平成18年9月中間期　7,469,110株　平成17年9月中間期　6,807,052株　平成18年3月期　6,978,978株
② 会計処理の方法の変更　無
③ 営業収益、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
平成18年9月中間期	3,929,752	3,252,213	82.8	349,036 81
平成17年9月中間期	3,653,155	3,312,686	90.7	268,549 24
平成18年3月期	4,166,332	3,935,426	94.5	330,206 27

（注）① 期末発行済株式数　平成18年9月中間期　7,726,721株　平成17年9月中間期　6,897,741株　平成18年3月期　7,417,865株
② 期末自己株式数　平成18年9月中間期　6,932株　平成17年9月中間期　405,731株　平成18年3月期　6,307株

2．平成19年3月期の業績予想（平成18年4月1日～平成19年3月31日）

	営業収益	経常利益	当期純利益
	百万円	百万円	百万円
通期	370,000	365,000	365,000

（参考）　1株当たり予想当期純利益（通期）　46,519円　05銭

3．配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

・現金配当

	1株当たり配当金（円）		
	中間期末	期末	年間
平成18年3月期	—	3,000	3,000
平成19年3月期（実績）	—	—	7,000
平成19年3月期（予想）	—	7,000	

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

(平成18年9月中間期の業績)

「期中平均株式数」

	平成18年9月中間期	平成17年9月中間期	平成18年3月期
普通株式	7,469,110 株	6,807,052 株	6,978,978 株
第一種優先株式	5,833 株	35,000 株	35,000 株
第二種優先株式	61,333 株	100,000 株	100,000 株
第三種優先株式	611,666 株	695,000 株	695,000 株
第1-12回第四種優先株式	50,100 株	50,100 株	50,100 株
第13回第四種優先株式	― 株	9,496 株	4,748 株
第1回第六種優先株式	70,001 株	70,001 株	70,001 株

「期末発行済株式数」

	平成18年9月中間期	平成17年9月中間期	平成18年3月期
普通株式	7,726,721 株	6,897,741 株	7,417,865 株
第一種優先株式	― 株	35,000 株	35,000 株
第二種優先株式	― 株	100,000 株	100,000 株
第三種優先株式	195,000 株	695,000 株	695,000 株
第1-12回第四種優先株式	50,100 株	50,100 株	50,100 株
第1回第六種優先株式	70,001 株	70,001 株	70,001 株

(注) ① 上記株式数は、自己株式控除後のものであります。
② 当中間期における発行済株式数の主な増減内容は以下のとおりであります。

・第一種優先株式の消却による減少	第一種優先株式	△ 35,000 株
・第二種優先株式の消却による減少	第二種優先株式	△ 100,000 株
・第三種優先株式の消却による減少	第三種優先株式	△ 500,000 株
・第三種優先株式の取得請求権の行使に伴う普通株式の交付による増加	普通株式	60,466 株
・ＳＭＢＣフレンド証券株式会社との株式交換による普通株式の増加	普通株式	249,015 株

(平成19年3月期の業績予想)

(参考)「平成19年3月期の業績予想」指標算式

○ 1株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{予想期中平均普通株式数(除く自己株式)(注)}}$$

(注)平成18年10月13日開催の取締役会決議に基づき平成18年10月17日に取得した自己株式(当社普通株式60,466株)を勘案し、予想期中平均普通株式数を7,567,682株として算出しております。

(配当状況)

「優先株式の配当状況」

・現金配当

	基準日	1株当たり配当金(円) 中間期末	期末	年間
第一種優先株式	平成18年3月期	―	10,500	10,500
	平成19年3月期(実績)	―	―	―
	平成19年3月期(予想)	―	―	
第二種優先株式	平成18年3月期	―	28,500	28,500
	平成19年3月期(実績)	―	―	―
	平成19年3月期(予想)	―	―	
第三種優先株式	平成18年3月期	―	13,700	13,700
	平成19年3月期(実績)	―	―	―
	平成19年3月期(予想)	―	―	
第1-12回第四種優先株式	平成18年3月期	―	135,000	135,000
	平成19年3月期(実績)	―	―	135,000
	平成19年3月期(予想)	―	135,000	
第1回第六種優先株式	平成18年3月期	―	88,500	88,500
	平成19年3月期(実績)	―	―	88,500
	平成19年3月期(予想)	―	88,500	

中間貸借対照表

（金額単位　百万円）

科目 ＼ 期別	前中間会計期間（平成17年９月30日現在）		当中間会計期間（平成18年９月30日現在）		前事業年度要約貸借対照表（平成18年３月31日現在）	
	金額	構成比	金額	構成比	金額	構成比
（資産の部）		%		%		%
流動資産						
現金及び預金	54,252		18,458		561,862	
その他	10,923		63,436		17,509	
流動資産合計	65,176	1.8	81,894	2.1	579,372	13.9
固定資産						
有形固定資産	2		9		1	
無形固定資産	34		26		28	
投資その他の資産	3,587,489		3,847,671		3,586,627	
関係会社株式	3,586,045		3,847,651		3,586,045	
その他	1,443		20		582	
固定資産合計	3,587,526	98.2	3,847,707	97.9	3,586,657	86.1
繰延資産	452	0.0	150	0.0	301	0.0
資産合計	3,653,155	100.0	3,929,752	100.0	4,166,332	100.0
（負債の部）						
流動負債						
短期借入金	340,000		620,000		230,000	
賞与引当金	61		76		70	
その他	407		57,463		835	
流動負債合計	340,469	9.3	677,539	17.2	230,905	5.5
負債合計	340,469	9.3	677,539	17.2	230,905	5.5
（資本の部）						
資本金	1,352,651	37.0	－	－	1,420,877	34.1
資本剰余金						
資本準備金	1,352,764		－		1,420,989	
その他資本剰余金	499,532		－		684,406	
資本剰余金合計	1,852,296	50.7	－	－	2,105,396	50.6
利益剰余金						
任意積立金	30,420		－		30,420	
中間（当期）未処分利益	348,152		－		383,126	
利益剰余金合計	378,572	10.4	－	－	413,546	9.9
自己株式	△ 270,834	△ 7.4	－	－	△ 4,393	△ 0.1
資本合計	3,312,686	90.7	－	－	3,935,426	94.5
負債資本合計	3,653,155	100.0	－	－	4,166,332	100.0
（純資産の部）						
株主資本						
資本金	－	－	1,420,877	36.2	－	－
資本剰余金						
資本準備金	－		642,355		－	
その他資本剰余金	－		510,385		－	
資本剰余金合計	－	－	1,152,740	29.3	－	－
利益剰余金						
その他利益剰余金						
別途積立金	－		30,420		－	
繰越利益剰余金	－		653,398		－	
利益剰余金合計	－	－	683,818	17.4	－	－
自己株式	－	－	△ 5,223	△ 0.1	－	－
株主資本合計	－	－	3,252,213	82.8	－	－
純資産合計	－	－	3,252,213	82.8	－	－
負債純資産合計	－	－	3,929,752	100.0	－	－

中間損益計算書

(金額単位　百万円)

期別 科目	前中間会計期間 (自 平成17年4月1日 至 平成17年9月30日)			当中間会計期間 (自 平成18年4月1日 至 平成18年9月30日)			前事業年度 要約損益計算書 (自 平成17年4月1日 至 平成18年3月31日)		
	金	額	百分比	金	額	百分比	金	額	百分比
営業収益									
関係会社受取配当金	12,039			317,486			46,432		
関係会社受入手数料	4,155			3,854			9,038		
関係会社貸付金利息	11	16,206	100.0	―	321,340	100.0	11	55,482	100.0
営業費用									
販売費及び一般管理費	1,737	1,737	10.7	1,567	1,567	0.5	3,196	3,196	5.8
営業利益		14,468	89.3		319,772	99.5		52,285	94.2
営業外収益		66	0.4		219	0.1		138	0.3
営業外費用		2,111	13.0		880	0.3		4,159	7.5
経常利益		12,424	76.7		319,112	99.3		48,264	87.0
特別利益		27,579	170.2		―	―		27,579	49.7
税引前中間(当期)純利益		40,004	246.9		319,112	99.3		75,844	136.7
法人税、住民税及び事業税	1			345			3		
法人税等調整額	1,567	1,569	9.7	542	888	0.3	2,431	2,435	4.4
中間(当期)純利益		38,435	237.2		318,223	99.0		73,408	132.3
前期繰越利益		309,717			―			309,717	
中間(当期)未処分利益		348,152			―			383,126	

中間株主資本等変動計算書

当中間会計期間（自 平成18年4月1日　至 平成18年9月30日）

（金額単位　百万円）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
前事業年度末残高	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△ 4,393	3,935,426	3,935,426
当中間会計期間中の変動額										
資本準備金の取崩		△ 1,000,000	1,000,000	−					−	−
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△ 47,951	△ 47,951		△ 47,951	△ 47,951
中間純利益						318,223	318,223		318,223	318,223
自己株式の取得								△ 1,174,922	△ 1,174,922	△ 1,174,922
自己株式の処分			15	15				56	71	71
自己株式の消却			△ 1,174,036	△ 1,174,036				1,174,036	−	−
当中間会計期間中の変動額合計	−	△ 778,634	△ 174,021	△ 952,655	−	270,272	270,272	△ 830	△ 683,213	△ 683,213
当中間会計期間末残高	1,420,877	642,355	510,385	1,152,740	30,420	653,398	683,818	△ 5,223	3,252,213	3,252,213

〈中間財務諸表作成のための基本となる重要な事項〉

1．有価証券の評価基準及び評価方法

子会社株式及び関連会社株式・・・　移動平均法による原価法により行っております。

その他有価証券・・・・・・・・・　時価のないものについては、移動平均法による原価法により行っております。

2．固定資産の減価償却の方法

（1）有形固定資産

定率法（ただし、建物については定額法）を採用しております。

（2）無形固定資産

自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3．引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5．消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

〈中間財務諸表作成のための基本となる重要な事項の変更〉

（貸借対照表の純資産の部の表示に関する会計基準）

「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号　平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号　平成17年12月9日）が当中間会計期間から適用されることになったことから、以下のとおり表示を変更しております。

（1）「資本の部」は「純資産の部」としております。なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,252,213百万円であります。

（2）「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「別途積立金」及び「繰越利益剰余金」として表示しております。

（ストック・オプション等に関する会計基準）

「ストック・オプション等に関する会計基準」（企業会計基準第8号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年5月31日）を当中間会計期間から適用しております。この変更による当中間会計期間の損益に与える影響はありません。

（企業結合に係る会計基準等）

「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会　平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号　平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）を当中間会計期間から適用しております。

<注記事項>

（中間貸借対照表関係）
1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　2 百万円

3．偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して95,475百万円の保証を行っております。

（中間損益計算書関係）
1．記載金額は百万円未満を切り捨てて表示しております。

2．営業外収益のうち主要なもの
受取利息　208 百万円

3．営業外費用のうち主要なもの
支払利息　550 百万円
支払手数料　179 百万円
創立費償却　150 百万円

4．減価償却実施額
有形固定資産　0 百万円
無形固定資産　6 百万円

（中間株主資本等変動計算書関係）
1．記載金額は百万円未満を切り捨てて表示しております。

2．当社の自己株式の種類及び株式数は、次のとおりであります。

（単位　株）

	前事業年度末株式数	当中間会計期間増加株式数	当中間会計期間減少株式数	当中間会計期間末株式数	摘要
自己株式					
普通株式	6,307.15	702.81	77.62	6,932.34	(注) 1、2
第一種優先株式	－	35,000	35,000	－	(注) 3
第二種優先株式	－	100,000	100,000	－	(注) 4
第三種優先株式	－	500,000	500,000	－	(注) 5
合計	6,307.15	635,702.81	635,077.62	6,932.34	

（注）1　普通株式の自己株式の増加702.81株は、端株の買取りによるものであります。
2　普通株式の自己株式の減少77.62株は、端株の売渡し及びストックオプションの権利行使によるものであります。
3　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第一種優先株式の自己株式の減少35,000株は、平成18年５月17日に自己株式の消却を実施したことによるものであります。
4　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第二種優先株式の自己株式の減少100,000株は、平成18年５月17日及び同年９月６日に自己株式の消却を実施したことによるものであります。
5　第三種優先株式の自己株式の増加500,000株は、平成18年９月29日に定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また第三種優先株式の自己株式の減少500,000株は、平成18年９月29日に自己株式の消却を実施したことによるものであります。

（有価証券関係）
子会社株式及び関連会社株式で時価のあるものはありません。

（企業結合関係）
共通支配下の取引等関係
中間連結貸借対照表注記41に記載しております。

（重要な後発事象）

1．当社は、平成18年10月５日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第３号及び第156条第１項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。

第三種優先株式

（１）取得・消却株式の総数　195,000株

（２）取得価額の総額　222,241,500,000円

2．当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。

（１）自己の株式の取得枠設定等に関する取締役会の決議内容

①平成18年６月29日付定時株主総会決議等に基づく自己の株式の取得

(イ) 取得する株式の種類	当社普通株式
(ロ) 取得する株式の数	60,466株(上限)
(ハ) 株式を取得するのと引換えに交付する金銭の総額	79,639,200,000円(上限)
(ニ) 取得期間	平成18年10月16日から平成18年12月29日まで

②当社定款第８条の規定に基づく自己の株式の取得枠

(イ) 取得する株式の種類	当社普通株式
(ロ) 取得する株式の数	6,700株(上限)
(ハ) 株式を取得するのと引換えに交付する金銭の総額	10,000,000,000円(上限)
(ニ) 取得期間	平成18年10月16日から平成18年12月29日まで

（２）自己の株式の取得

①取得した株式の種類	当社普通株式
②取得した株式の数	60,466株
③取得価額(総額)	1,270,000円（総額　76,791,820,000円）
④取得方法	東京証券取引所のToSTNeT-２(終値取引)による買付け

なお、株式会社整理回収機構が当社普通株式60,466株（同機構が保有していた当社発行の第三種優先株式50,000株（取得請求総額50,000百万円）の平成18年９月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部）を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。

平 成 １ ８ 年 度
中 間 決 算 説 明 資 料

株式会社三井住友フィナンシャルグループ
株 式 会 社 三 井 住 友 銀 行

【　目　　次　】

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平成１８年度中間決算の概況

（注）1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
　　　2. 【単体】は、三井住友銀行の単体の計数を表示しております。

平成18年度中間決算の概況

1. 損益状況

【三井住友銀行単体】

(金額単位　百万円)

項目		18年中間期	17年中間期比	17年中間期
業務粗利益	1	609,120	△157,528	766,648
(除く国債等債券損益)	2	(670,813)	(△67,469)	(738,282)
国内業務粗利益	3	540,056	△86,520	626,576
(除く国債等債券損益)	4	(590,052)	(△18,835)	(608,887)
資金利益	5	451,514	△7,532	459,046
信託報酬	6	1,404	△2,880	4,284
役務取引等利益	7	129,392	△1,291	130,683
特定取引利益	8	971	2,009	△1,038
その他業務利益	9	△43,226	△76,826	33,600
(うち国債等債券損益)	10	(△49,996)	(△67,685)	(17,689)
国際業務粗利益	11	69,064	△71,007	140,071
(除く国債等債券損益)	12	(80,760)	(△48,635)	(129,395)
資金利益	13	△7,703	△3,008	△4,695
役務取引等利益	14	30,096	△2,654	32,750
特定取引利益	15	39,154	34,546	4,608
その他業務利益	16	7,516	△99,892	107,408
(うち国債等債券損益)	17	(△11,696)	(△22,371)	(10,675)
経費(除く臨時処理分)	18	△297,511	△5,096	△292,415
人件費	19	△96,868	2,020	△98,888
物件費	20	△183,893	△6,847	△177,046
税金	21	△16,749	△269	△16,480
業務純益(一般貸倒引当金繰入前)	22	311,609	△162,624	474,233
(除く国債等債券損益)	23	(373,301)	(△72,566)	(445,867)
一般貸倒引当金繰入額	24	—	△24,335	24,335
業務純益	25	311,609	△186,959	498,568
うち国債等債券損益	26	△61,692	△90,057	28,365
臨時損益	27	△42,531	96,259	△138,790
不良債権処理額	28	△46,701	107,293	△153,994
株式等損益	29	8,720	△16,222	24,942
株式等売却益	30	14,742	△19,395	34,137
株式等売却損	31	△97	263	△360
株式等償却	32	△5,924	2,909	△8,833
その他臨時損益	33	△4,550	5,188	△9,738
経常利益	34	269,078	△90,700	359,778
特別損益	35	29,272	33,934	△4,662
うち動産不動産処分損益	36	—	△665	665
うち固定資産処分損益	37	△864	△864	—
うち減損損失	38	△1,457	3,831	△5,288
うち貸倒引当金戻入益	39	13,330	13,330	—
うち償却債権取立益	40	137	125	12
うち退職給付信託返還益	41	36,330	36,330	—
うち子会社整理損	42	△18,203	△18,203	—
税引前中間純利益	43	298,351	△56,764	355,115
法人税、住民税及び事業税	44	△7,753	△2,672	△5,081
法人税等調整額	45	△106,951	△55,684	△51,267
中間純利益	46	183,646	△115,120	298,766

与信関係費用(24+28+39+40)	47	△33,233	96,426	△129,659
一般貸倒引当金繰入額	48	19,549	△4,786	24,335
貸出金償却	49	△39,937	△23,133	△16,804
個別貸倒引当金繰入額	50	△6,265	116,382	△122,647
貸出債権売却損等	51	△6,764	7,982	△14,746
特定海外債権引当勘定繰入額	52	46	△156	202
償却債権取立益	53	137	137	

(注) 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

【連結】

（金額単位　百万円）

		18年中間期	17年中間期比	17年中間期
連結粗利益	1	885,809	△ 136,107	1,021,916
資金利益	2	559,615	5,900	553,715
信託報酬	3	1,416	△ 2,869	4,285
役務取引等利益	4	283,394	4,687	278,707
特定取引利益	5	51,613	39,354	12,259
その他業務利益	6	△ 10,230	△ 183,178	172,948
営業経費	7	△ 432,705	△ 11,079	△ 421,626
不良債権処理額	8	△ 64,977	111,548	△ 176,525
貸出金償却	9	△ 57,626	△ 14,945	△ 42,681
個別貸倒引当金繰入額	10	−	143,816	△ 143,816
一般貸倒引当金繰入額	11	−	△ 39,495	39,495
その他	12	△ 7,350	22,172	△ 29,522
株式等損益	13	10,370	△ 24,895	35,265
持分法による投資損益	14	△ 32,344	△ 46,425	14,081
その他	15	△ 9,016	326	△ 9,342
経常利益	16	357,136	△ 106,632	463,768
特別損益	17	44,165	△ 3,359	47,524
うち減損損失	18	△ 2,006	8,574	△ 10,580
うち貸倒引当金戻入益	19	6,470	6,470	−
うち償却債権取立益	20	542	171	371
うち退職給付信託返還益	21	36,330	36,330	−
税金等調整前中間純利益	22	401,302	△ 109,991	511,293
法人税、住民税及び事業税	23	△ 42,273	△ 9,906	△ 32,367
法人税等調整額	24	△ 86,218	△ 25,546	△ 60,672
少数株主利益	25	△ 29,149	△ 3,224	△ 25,925
中間純利益	26	243,660	△ 148,667	392,327

(注) 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用（8＋19＋20）	27	△ 57,963	118,562	△ 176,525

(注) 平成18年中間期は、償却債権取立益を与信関係費用に含めております。

（ご参考）　　　　　　　　　　　　　　　　　　　　　　　　　　　　（億円）

連結業務純益	28	4,264	△ 1,532	5,796

(注)連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)
＋持分法適用会社経常利益×持分割合−内部取引(配当等)

（連結対象会社数）　　　　　　　　　　　　　　　　　　　　　　　（単位　社）

		18年９月末	18年３月末比	18年３月末
連結子会社数	29	176	14	162
持分法適用会社数	30	61	△ 2	63

2. 職員一人当たり業務純益・粗利経費率 【三井住友銀行単体】

（単位　百万円、%）

	18年中間期	17年中間期比	17年中間期
業務純益（一般貸倒引当金繰入前）	311,609	△　162,624	474,233
職員一人当たり（千円）	18,492	△　9,239	27,731
業　務　純　益	311,609	△　186,959	498,568
職員一人当たり（千円）	18,492	△　10,662	29,154
業務純益（一般貸倒繰入前・除く国債等債券損益）	373,301	△　72,566	445,867
職員一人当たり（千円）	22,153	△　3,919	26,072
粗　利　経　費　率	48.8	10.7	38.1

（注）1. 職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2. 職員一人当たり算出の職員数は、平均人員数。
3. 粗利経費率＝経費（除く臨時処理分）／業務粗利益

3. 国内利鞘　【三井住友銀行単体】

（単位　%）

	18年中間期	17年中間期比	17年中間期
資金運用利回（A）	1.47	0.00	1.47
貸出金利回（C）	1.65	△　0.10	1.75
有価証券利回	1.00	＋　0.23	0.77
資金調達原価（B）	0.88	＋　0.05	0.83
資金調達利回	0.11	＋　0.03	0.08
預金等利回（D）	0.06	＋　0.04	0.02
外部負債利回	0.31	＋　0.07	0.24
経費率	0.77	＋　0.02	0.75
総資金利鞘（A）－（B）	0.59	△　0.05	0.64
預貸金利鞘（C）－（D）	1.59	△　0.14	1.73

4. 有価証券関係損益　【三井住友銀行単体】

（金額単位　百万円）

	18年中間期	17年中間期比	17年中間期
国債等債券損益	△　61,692	△　90,057	28,365
売却益	11,784	△　28,043	39,827
売却損	△　68,046	△　56,794	△　11,252
償還益	43	△　29	72
償還損	△　5,473	△　5,193	△　280
償却	－	－	－
株式等損益	8,720	△　16,222	24,942
売却益	14,742	△　19,395	34,137
売却損	△　97	263	△　360
償却	△　5,924	2,909	△　8,833

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額(注)を全部純資産直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（注）時価ヘッジの適用により損益に反映させた額は、純資産直入処理の対象から控除されます。

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部純資産直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】　（金額単位　百万円）

	18年9月末				18年3月末		
	評価損益	18年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 16,195	14,587	374	△ 16,570	△ 30,782	577	△ 31,359
子会社・関連会社株式	32,776	△234,799	103,063	△ 70,286	267,575	270,285	△ 2,710
その他有価証券	1,417,430	101,224	1,669,272	△251,841	1,316,206	1,695,589	△379,383
株式	1,622,075	△ 10,329	1,639,651	△ 17,575	1,632,404	1,649,881	△ 17,476
債券	△169,151	113,103	618	△169,770	△282,254	727	△282,981
その他	△ 35,493	△ 1,550	29,002	△ 64,495	△ 33,943	44,980	△ 78,924
その他の金銭の信託	217	8	236	△ 18	209	209	－
合　計	1,434,229	△118,979	1,772,946	△338,716	1,553,208	1,966,661	△413,453
株式	1,654,852	△245,127	1,742,714	△ 87,862	1,899,979	1,920,166	△ 20,186
債券	△185,568	127,739	771	△186,340	△313,307	1,033	△314,341
その他	△ 35,053	△ 1,590	29,460	△ 64,514	△ 33,463	45,460	△ 78,924

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、（中間）貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、18年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。

【連結】　（金額単位　百万円）

	18年9月末				18年3月末		
	評価損益	18年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 16,195	14,586	375	△ 16,571	△ 30,781	580	△ 31,361
その他有価証券	1,387,933	14,596	1,652,324	△264,391	1,373,337	1,771,170	△397,833
株式	1,598,922	△103,768	1,619,410	△ 20,487	1,702,690	1,722,129	△ 19,438
債券	△176,252	120,981	1,354	△177,607	△297,233	988	△298,222
その他	△ 34,736	△ 2,616	31,558	△ 66,295	△ 32,120	48,052	△ 80,172
その他の金銭の信託	217	8	236	△ 18	209	209	－
合　計	1,371,955	29,190	1,652,936	△280,980	1,342,765	1,771,960	△429,195
株式	1,598,922	△103,768	1,619,410	△ 20,487	1,702,690	1,722,129	△ 19,438
債券	△192,670	135,618	1,508	△194,178	△328,288	1,294	△329,583
その他	△ 34,296	△ 2,660	32,017	△ 66,314	△ 31,636	48,535	△ 80,172

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 株式については主に（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、（中間）連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、18年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。

6. 有価証券償還予定額 【三井住友銀行単体】

その他有価証券のうち満期があるもの及び満期保有目的の債券の期間ごとの償還予定額

（金額単位 億円）

	18年9月末					18年3月末				
	1年以内	1年超 5年以内	5年超 10年以内	10年超	合計	1年以内	1年超 5年以内	5年超 10年以内	10年超	合計
債券	42,674	34,405	21,259	25,056	123,396	56,840	45,015	22,971	29,181	154,009
国債	37,196	10,568	8,086	24,008	79,859	52,842	19,619	10,844	28,069	111,376
地方債	385	1,876	3,147	4	5,414	210	2,073	3,174	4	5,461
社債	5,092	21,960	10,026	1,043	38,123	3,788	23,322	8,953	1,107	37,171
その他	11,047	10,662	8,101	5,172	34,983	7,206	15,084	6,664	6,717	35,672
合計	53,722	45,067	29,361	30,229	158,380	64,047	60,099	29,635	35,899	189,682

7. デリバティブ取引（繰延ヘッジ会計適用分）の概要 【三井住友銀行単体】

（金額単位 億円）

	18年9月末				18年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	425	745	△ 320	△1,452	465	1,010	△ 545	△1,704
通貨スワップ	93	72	21	4	33	56	△ 23	8
その他	4	28	△ 24	8	64	33	31	24
合計	522	845	△ 323	△1,440	562	1,099	△ 537	△1,672

（注）1. デリバティブ取引については、時価をもって（中間）貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位 億円）

	18年9月末				18年3月末			
	1年以内	1年超 5年以内	5年超	合計	1年以内	1年超 5年以内	5年超	合計
受取固定・支払変動	73,610	125,685	40,086	239,381	55,875	160,615	50,453	266,943
受取変動・支払固定	9,724	41,001	56,369	107,094	9,034	55,643	56,355	121,032
受取変動・支払変動	4,520	305	203	5,028	2,538	2,307	208	5,053
金利ｽﾜｯﾌﾟ想定元本合計	87,854	166,991	96,658	351,503	67,447	218,565	107,016	393,028

8．退職給付関連

（1）退職給付債務残高

【三井住友銀行単体】　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

		18年中間期	17年中間期比	17年中間期
退職給付債務残高（期首）	(A)	842,444	13,884	828,560
（割引率）		(2.5%)	(―)	(2.5%)
年金資産時価総額（期首）	(B)	1,207,292	321,882	885,410
退職給付引当金（期首）	(C)	―	―	―
前払年金費用（期首）	(D)	176,976	19,513	157,463
未認識過去勤務債務(債務の減額)（期首）	(E)	△ 58,999	9,240	△ 68,239
未認識数理計算上の差異（期首）	(A-B-C+D-E)	△ 128,871	△ 297,724	168,853

（ご参考）【連結】　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

		18年中間期	17年中間期比	17年中間期
退職給付債務残高（期首）	(A)	909,802	18,491	891,311
年金資産時価総額（期首）	(B)	1,236,535	328,082	908,453
退職給付引当金（期首）	(C)	36,786	1,994	34,792
前払年金費用（期首）	(D)	176,976	19,052	157,924
未認識過去勤務債務(債務の減額)（期首）	(E)	△ 59,727	9,436	△ 69,163
未認識数理計算上の差異（期首）	(A-B-C+D-E)	△ 126,816	△ 301,969	175,153

（2）退職給付費用

【三井住友銀行単体】　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

		18年中間期	17年中間期比	17年中間期
退職給付費用	(A)	△ 141	△ 14,670	14,529
勤務費用		7,856	△ 277	8,133
利息費用		10,530	173	10,357
期待運用収益		△ 14,832	△ 2,792	△ 12,040
過去勤務債務の損益処理額		△ 5,542	△ 923	△ 4,619
数理計算上の差異の損益処理額		1,361	△ 10,734	12,095
その他		483	△ 120	603
退職給付信託返還益	(B)	△ 36,330	△ 36,330	―
合　計	(A+B)	△ 36,471	△ 51,000	14,529

（ご参考）【連結】　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

		18年中間期	17年中間期比	17年中間期
退職給付費用	(A)	3,199	△ 15,390	18,589
退職給付信託返還益	(B)	△ 36,330	△ 36,330	―
合　計	(A+B)	△ 33,130	△ 51,719	18,589

【連結】　（単位　億円、%）

	18年９月末［速報値］	18年３月末比	17年9月末比	18年３月末	17年９月末
（１）自己資本比率（第一基準）	10.07	△　2.32	△　0.93	12.39	11.00
TierⅠ 比率	5.50	△　1.61	△　0.43	7.11	5.93
（２）Tier Ⅰ	37,377	△　9,082	△　84	46,459	37,461
うちその他有価証券の評価差損	－	－	－	－	－
（３）Tier Ⅱ	37,377	△　3,300	△　84	40,677	37,461
①Tier Ⅱに算入されたその他有価証券含み益	6,291	13	2,182	6,278	4,109
②Tier Ⅱに算入された土地再評価差額金	397	△　2	△　2	399	399
③Tier Ⅱに算入された一般貸倒引当金	7,128	△　298	1,154	7,426	5,974
④Tier Ⅱに算入された劣後ローン(社債)残高	23,561	△　3,013	△　3,418	26,574	26,979
（４）控除項目	6,306	113	826	6,193	5,480
（５）自己資本（2）+（3）-（4）	68,449	△　12,495	△　993	80,944	69,442
（６）リスクアセット	679,459	26,236	48,180	653,223	631,279

【三井住友銀行連結】

自己資本比率（国際統一基準）	10.86	0.09	△　0.33	10.77	11.19

【三井住友銀行単体】

自己資本比率（国際統一基準）	11.48	0.13	△　0.52	11.35	12.00

１０．ＲＯＥ　【連結】

（単位　%）

	18年中間期	17年度比	17年中間期比	17年度	17年中間期
中間（当期）純利益ベース	16.2	△　17.0	△　39.8	33.2	56.0

(注)ＲＯＥ ＝ （中間（当期）純利益 － 優先株式配当金総額）× 年間日数 ÷ 中間期中（年間）日数 ／ [（期首資本の部－期首発行済優先株式数×発行価額） ＋（期末純資産の部－期末発行済優先株式数×発行価額－期末新株予約権－期末少数株主持分）] ÷ 2 × １００

（単位　%）

	18年中間期	17年度比	17年中間期比	17年度	17年中間期
中間（当期）純利益ベース（希薄化後）	12.1	△　6.9	△　13.8	19.0	25.9

(注)ＲＯＥ(希薄化後) ＝ 中間（当期）純利益×年間日数÷中間期中（年間）日数 ／ （期首資本の部＋期末純資産の部－期末新株予約権－期末少数株主持分）÷２ × １００

１１．自己査定、開示及び償却・引当との関係　【三井住友銀行単体】

＜18年９月末現在＞

（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 1,360① （18年３月末比 △285）	担保・保証等により回収可能部分 1,242(イ)		全額引当 118	全額償却（注１）	個別貸倒引当金 164（注２）	100%（注３）
破綻懸念先	危険債権 4,251② （18年３月末比 △483）	担保・保証等により回収可能部分 2,233(ロ)		必要額を引当 2,018		個別貸倒引当金 1,997（注２）	98.9%（注３）
要注意先	要管理債権 3,056③ （18年３月末比 △166） （要管理先債権）	要管理債権中の担保・保証等による保全部分 1,028(ハ)				要管理債権に対する一般貸倒引当金　919	46.1%（注３） 23.5%（注３）
要注意先	正常債権 584,421	要管理先債権以外の要注意先債権				一般貸倒引当金 5,535	7.5% [16.9%] （注４）
正常先		正常先債権					0.4%（注４）

総計		特定海外債権引当勘定
593,088④		23

A＝①＋②＋③	B 担保・保証等により回収可能部分（イ＋ロ＋ハ）	C 左記以外（A－B）	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金（注２）	引当率（注５） D／C
8,667⑤ （18年３月末比 △934） ＜不良債権比率（⑤/④）1.5%＞	4,503	4,164	3,080	74.0%

保全率＝（B＋D）／A　87.5%

（注１）　直接減額 5,370億円を含む。

（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　46億円、破綻懸念先　58億円）。

（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。但し、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。

（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

【三井住友銀行単体】

（金額単位　百万円）

		18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
リスク管理債権	破綻先債権	42,129	1,215	△ 30,055	40,914	72,184
	延滞債権	485,764	△ 65,319	△ 413,104	551,083	898,868
	３カ月以上延滞債権	33,648	10,202	△ 17,662	23,446	51,310
	貸出条件緩和債権	271,960	△ 26,768	△ 57,298	298,728	329,258
	合計	833,503	△ 80,670	△ 518,118	914,173	1,351,621
	直接減額実施額	517,796	△ 69,820	△ 573,824	587,616	1,091,620
貸出金残高（末残）		53,902,477	2,044,918	2,953,319	51,857,559	50,949,158

（単位　%）

貸出金残高比	破綻先債権	0.1	0.0	0.0	0.1	0.1
	延滞債権	0.9	△ 0.2	△ 0.9	1.1	1.8
	３カ月以上延滞債権	0.1	0.1	0.0	0.0	0.1
	貸出条件緩和債権	0.5	△ 0.1	△ 0.2	0.6	0.7
	合計	1.5	△ 0.3	△ 1.2	1.8	2.7

【連結】

（金額単位　百万円）

		18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
リスク管理債権	破綻先債権	64,857	5,525	△ 24,823	59,332	89,680
	延滞債権	638,385	△ 75,981	△ 446,293	714,366	1,084,678
	３カ月以上延滞債権	36,865	12,294	△ 16,980	24,571	53,845
	貸出条件緩和債権	407,927	△ 36,962	△ 152,368	444,889	560,295
	合計	1,148,036	△ 95,124	△ 640,463	1,243,160	1,788,499
	直接減額実施額	701,346	△ 52,773	△ 615,596	754,119	1,316,942
貸出金残高（末残）		59,184,457	1,917,254	3,089,423	57,267,203	56,095,034

（単位　%）

貸出金残高比	破綻先債権	0.1	0.0	△ 0.1	0.1	0.2
	延滞債権	1.1	△ 0.1	△ 0.8	1.2	1.9
	３カ月以上延滞債権	0.1	0.1	0.0	0.0	0.1
	貸出条件緩和債権	0.7	△ 0.1	△ 0.3	0.8	1.0
	合計	1.9	△ 0.3	△ 1.3	2.2	3.2

１３．貸倒引当金等の状況

【三井住友銀行単体】　（金額単位　百万円）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
貸倒引当金	771,822	△ 44,615	△ 319	816,437	772,141
一般貸倒引当金	553,458	△ 19,078	160,238	572,536	393,220
個別貸倒引当金	216,056	△ 25,490	△ 159,137	241,546	375,193
特定海外債権引当勘定	2,307	△ 47	△ 1,420	2,354	3,727
直接減額実施額	536,992	△ 66,630	△ 576,036	603,622	1,113,028

【連結】　（金額単位　百万円）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
貸倒引当金	978,999	△ 56,469	△ 58,218	1,035,468	1,037,217
一般貸倒引当金	712,817	△ 29,797	115,432	742,614	597,385
個別貸倒引当金	263,874	△ 26,625	△ 172,230	290,499	436,104
特定海外債権引当勘定	2,307	△ 47	△ 1,420	2,354	3,727
直接減額実施額	750,546	△ 48,598	△ 617,056	799,144	1,367,602

１４．リスク管理債権に対する引当率

【三井住友銀行単体】　（単位　％）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
直接減額実施前	96.9	2.3	19.7	94.6	77.2
直接減額実施後	92.6	3.3	35.5	89.3	57.1

【連結】　（単位　％）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
直接減額実施前	93.5	1.6	16.1	91.9	77.4
直接減額実施後	85.3	2.0	27.3	83.3	58.0

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１５．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
破産更生債権及びこれらに準ずる債権	135,964	△　28,546	△　165,725	164,510	301,689
危険債権	425,160	△　48,249	△　298,608	473,409	723,768
要管理債権	305,609	△　16,566	△　74,959	322,175	380,568
合計（A）	866,734	△　93,361	△　539,293	960,095	1,406,027
正常債権	58,442,069	2,457,132	3,471,359	55,984,937	54,970,710
総計（B）	59,308,803	2,363,771	2,932,066	56,945,032	56,376,737
不良債権比率（A／B）	1.5	△　0.2	△　1.0	1.7	2.5
直接減額実施額	536,992	△　66,630	△　576,036	603,622	1,113,028

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（金額単位　百万円）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
保全額（C）	758,261	△　115,203	△　509,594	873,464	1,267,855
貸倒引当金（注）（D）	308,001	△　48,136	△　185,943	356,137	493,944
担保保証等（E）	450,260	△　67,067	△　323,650	517,327	773,910

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
保全率（C）／（A）	87.5	△　3.5	△　2.7	91.0	90.2
貸倒引当金総額を分子に算入した場合の保全率	141.0	2.1	31.0	138.9	110.0

（単位　％）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	74.0	△　6.4	△　4.1	80.4	78.1
貸倒引当金総額を分子に算入した場合の引当率	185.3	0.9	63.1	184.4	122.2

【連結】

（単位　百万円、％）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
破産更生債権及びこれらに準ずる債権	217,452	△　32,649	△　176,614	250,101	394,066
危険債権	515,626	△　49,323	△　314,486	564,949	830,112
要管理債権	451,650	△　25,755	△　170,447	477,405	622,097
合計（A）	1,184,728	△　107,729	△　661,549	1,292,457	1,846,277
正常債権	62,978,721	2,247,627	3,833,566	60,731,094	59,145,155
総計（B）	64,163,449	2,139,898	3,172,017	62,023,551	60,991,432
不良債権比率（A／B）	1.8	△　0.3	△　1.2	2.1	3.0

（金額単位　百万円）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
保全額（C）	1,016,790	△　116,131	△　607,028	1,132,921	1,623,818
貸倒引当金（D）	350,915	△　47,964	△　192,879	398,879	543,794
担保保証等（E）	665,875	△　68,167	△　414,149	734,042	1,080,024

（単位　％）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
保全率（C）／（A）	85.8	△　1.9	△　2.2	87.7	88.0
貸倒引当金総額を分子に算入した場合の保全率	138.8	1.9	24.1	136.9	114.7

（単位　％）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	67.6	△　3.8	△　3.4	71.4	71.0
貸倒引当金総額を分子に算入した場合の引当率	188.7	3.3	53.3	185.4	135.4

１６、不良債権のオフバランス化の実績　【三井住友銀行単体】

（金額単位　億円）

	18年３月末	18年度上期増減	新規発生額	ｵﾌﾊﾞﾗﾝｽ化額	18年９月末
破産更生等債権	1,645	△　285	272	△　557	1,360
危険債権	4,734	△　483	967	△　1,450	4,251
合　計	6,379	△　768	1,239	△　2,007	5,611
うちｵﾌﾊﾞﾗﾝｽ化につながる措置額（注1）	1,129				970

要因別内訳（注2）		
	清算型処理	△　532
	再建型処理	△　201
	再建型処理に伴う業況改善	△　122
	債権流動化	△　605
	直接償却	646
	その他	△　1,193
	うち回収･返済等	△　936
	うち業況改善	△　257
	合計	△　2,007

（注1）オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。

（注2）１．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。

２．「再建型処理」とは、再建型倒産手続（会社更生、民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。

１７．業種別貸出状況等　【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
国内店分（除く特別国際金融取引勘定）	48,498,229	1,036,977	1,633,068	47,461,252	46,865,161
製造業	5,215,867	43,163	61,852	5,172,704	5,154,015
農業、林業、漁業及び鉱業	132,045	△ 1,711	△ 4,005	133,756	136,050
建設業	1,209,362	△ 73,837	△ 141,793	1,283,199	1,351,155
運輸、情報通信、公益事業	2,786,748	128,386	115,287	2,658,362	2,671,461
卸売・小売業	5,060,573	△ 110,028	△ 240,837	5,170,601	5,301,410
金融・保険業	5,523,470	451,122	667,965	5,072,348	4,855,505
不動産業	6,407,086	90,221	△ 189,930	6,316,865	6,597,016
各種サービス業	5,943,919	212,297	146,622	5,731,622	5,797,297
地方公共団体	522,672	△ 135,083	39,344	657,755	483,328
その他	15,696,483	432,448	1,178,562	15,264,035	14,517,921
海外店分及び特別国際金融取引勘定分	5,404,247	1,007,940	1,320,251	4,396,307	4,083,996
政府等	25,386	△ 13,606	△ 57,537	38,992	82,923
金融機関	297,156	△ 51,308	48,593	348,464	248,563
商工業	4,813,446	997,663	1,231,760	3,815,783	3,581,686
その他	268,257	75,191	97,435	193,066	170,822
合計	53,902,477	2,044,918	2,953,319	51,857,559	50,949,158

うちリスク管理債権

（金額単位　百万円）

	18年９月末	18年３月末比	17年９月末比	18年３月末	17年９月末
国内店分（除く特別国際金融取引勘定）	783,305	△ 83,493	△ 541,633	866,798	1,324,938
製造業	62,381	△ 2,239	△ 13,000	64,620	75,381
農業、林業、漁業及び鉱業	3,213	36	58	3,177	3,155
建設業	37,871	△ 2,039	△ 81,482	39,910	119,353
運輸、情報通信、公益事業	92,206	12,807	56,558	79,399	35,648
卸売・小売業	81,284	△ 9,762	△ 55,497	91,046	136,781
金融・保険業	5,221	△ 8,306	△ 38,702	13,527	43,923
不動産業	229,122	△ 28,085	△ 222,733	257,207	451,855
各種サービス業	205,186	△ 49,420	△ 151,492	254,606	356,678
地方公共団体	－	－	－	－	－
その他	66,817	3,516	△ 35,344	63,301	102,161
海外店分及び特別国際金融取引勘定分	50,198	2,823	23,515	47,375	26,683
政府等	－	－	△ 117	－	117
金融機関	－	－	－	－	－
商工業	50,198	2,823	23,632	47,375	26,566
その他	－	－	－	－	－
合計	833,503	△ 80,670	△ 518,118	914,173	1,351,621

（2）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	18年９月末				18年３月末	17年９月末
		引当率	18年３月末比	17年９月末比		
国内店分（除く特別国際金融取引勘定）	812,605	76.0	△ 96,249	△ 561,372	908,854	1,373,977
製造業	64,805	64.0	△ 3,214	△ 14,216	68,019	79,021
農業、林業、漁業及び鉱業	3,213	51.5	36	58	3,177	3,155
建設業	38,756	58.4	△ 2,323	△ 110,323	41,079	149,079
運輸、情報通信、公益事業	92,449	81.1	5,491	54,215	86,958	38,234
卸売・小売業	83,345	60.6	△ 10,312	△ 56,505	93,657	139,850
金融・保険業	6,340	88.7	△ 8,366	△ 38,839	14,706	45,179
不動産業	245,957	83.4	△ 28,202	△ 210,889	274,159	456,846
各種サービス業	208,970	79.2	△ 52,886	△ 149,463	261,856	358,433
地方公共団体	－	－	－	－	－	－
その他	68,766	100.0	3,529	△ 35,410	65,237	104,176
海外店分及び特別国際金融取引勘定分	54,128	55.4	2,887	22,078	51,241	32,050
政府等	－	－	－	△ 117	－	117
金融機関	－	－	－	－	－	－
商工業	54,128	55.4	2,887	22,195	51,241	31,933
その他	－	－	－	－	－	－
合計	866,734	74.0	△ 93,361	△ 539,293	960,095	1,406,027

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

２．引当率＝貸倒引当金／担保保証等控除後債権×１００

貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（3）消費者ローン残高

（金額単位　百万円）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
消費者ローン残高	14,531,670	△ 193,844	105,512	14,725,514	14,426,158
住宅ローン残高	13,583,819	△ 187,993	129,247	13,771,812	13,454,572
うち自己居住用の住宅ローン残高	9,915,204	△ 129,330	252,029	10,044,534	9,663,175
その他ローン残高	947,851	△ 5,850	△ 23,734	953,701	971,585

（4）中小企業等に対する貸出金

（単位　百万円、％）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
中小企業等貸出金残高	36,114,517	618,459	1,255,034	35,496,058	34,859,483
中小企業等貸出金比率	74.5	△ 0.3	0.1	74.8	74.4

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１８．国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
債　権　額	34,806	△　705	△　3,298	35,511	38,104
対　象　国　数	2	－	△　3	2	5

（２）貸出金のアジア・中南米向け残高

①アジア主要国向け貸出金　（金額単位　百万円）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
インドネシア	71,080	4,738	14,295	66,342	56,785
タイ	384,512	31,731	102,946	352,781	281,566
韓国	268,198	9,291	38,885	258,907	229,313
香港	398,858	106,991	129,195	291,867	269,663
中国	388,290	45,638	87,412	342,652	300,878
シンガポール	355,407	63,136	105,241	292,271	250,166
インド	48,282	15,520	24,300	32,762	23,982
マレーシア	77,915	9,852	△　59,153	68,063	137,068
パキスタン	1,576	△　46	△　165	1,622	1,741
その他	93,193	2,939	94	90,254	93,099
合　計	2,087,316	289,793	443,050	1,797,523	1,644,266

（注）　債務者所在国を基準に集計しております。（以下同様）

②中南米主要国向け貸出金　（金額単位　百万円）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
チリ	4,716	1,428	3,584	3,288	1,132
コロンビア	220	△　715	△　756	935	976
メキシコ	45,208	7,599	△　1,670	37,609	46,878
アルゼンチン	14	－	－	14	14
ブラジル	53,722	△　2,583	5,890	56,305	47,832
ベネズエラ	4,956	△　359	△　746	5,315	5,702
パナマ	258,758	18,479	52,375	240,279	206,383
その他	3,976	719	856	3,257	3,120
合　計	371,573	24,569	59,533	347,004	312,040

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	18年９月末				18年３月末	17年９月末
		引当率	18年３月末比	17年９月末比		
海外店分及び特別国際金融取引勘定分	54,128	55.4	2,887	22,078	51,241	32,050
アジア	41,195	51.1	5,548	28,909	35,647	12,286
インドネシア	979	46.9	△　1,234	△　3,977	2,213	4,956
香港	19,253	46.2	5,521	19,154	13,732	99
タイ	1,680	73.3	△　28	377	1,708	1,303
中国	2,981	47.3	1,233	2,981	1,748	－
その他	16,299	56.6	53	10,371	16,246	5,928
北米	12,763	98.1	△　2,474	△　6,076	15,237	18,839
中南米	－	－	－	△　459	－	459
西欧	169	79.6	△　188	△　297	357	466
東欧	－	－	－	－	－	－

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１９．預金、貸出金の残高等　【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	18年中間期			17年度	17年中間期
		17年度比	17年中間期比		
預　金　（末残）	66,147,242	1,076,458	2,766,356	65,070,784	63,380,886
預　金　（平残）	65,353,334	1,527,701	2,368,318	63,825,633	62,985,016
うち国内業務部門	57,538,883	1,101,344	1,661,974	56,437,539	55,876,909
平均利回	0.05	0.03	0.03	0.02	0.02
貸出金　（末残）	53,902,477	2,044,918	2,953,319	51,857,559	50,949,158
貸出金　（平残）	52,590,383	1,439,698	2,409,890	51,150,685	50,180,493
うち国内業務部門	46,712,723	705,428	1,151,668	46,007,295	45,561,055
平均利回	1.65	△　0.06	△　0.10	1.71	1.75

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
国内総預金	62,699,422	△ 408,289	1,826,802	63,107,711	60,872,620
個　人	33,815,971	1,055,642	1,331,277	32,760,329	32,484,694
法　人	28,883,451	△1,463,931	495,525	30,347,382	28,387,926

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　百万円）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
投資信託預り残高	3,080,234	156,625	490,058	2,923,609	2,590,176
うち個人向け	2,963,395	160,275	457,650	2,803,120	2,505,745

（注）投資信託預り残高は約定基準で、（中間）期末の各ファンドの純資産残高に基づいて計上しております。

２０．その他参考計数　【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	18年中間期
社数	−
債権放棄額（債権額）	−

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	18年９月末
中間貸借対照表価額	39,481
取得原価	23,260

（金額単位　億円）

	18年中間期
売却実績	約△200

２１．役員数・従業員数の状況　【三井住友銀行単体】

（単位　人）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
取締役・監査役	22	−	−	22	22
執行役員（役員兼務者を除く）	59	1	1	58	58
従業員数（執行役員を除く）	16,686	636	△ 120	16,050	16,806

（注）1. 従来、従業員数は在籍者数を記載しておりましたが、今回より就業者数で記載しております。
2. 取締役・監査役は、三井住友フィナンシャルグループの取締役・監査役を含めております。
3. 従業員数は、海外の現地採用者を含み、嘱託及び臨時従業員を含めておりません。

２２．店舗数の状況　【三井住友銀行単体】

（単位　店）

	18年９月末			18年３月末	17年９月末
		18年３月末比	17年９月末比		
国内本支店　（注）	407	△ 4	△ 5	411	412
国内出張所・代理店	151	3	11	148	140
海外支店	17	2	−	15	17
海外出張所	4	1	1	3	3
海外駐在員事務所	13	△ 1	△ 1	14	14

（ご参考）

欧州三井住友銀行拠点数	3	−	−	3	3

（注）被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。

23. 繰延税金資産

（1）繰延税金資産の計上額

（ご参考）

【三井住友銀行単体】

（金額単位　億円）

		18年9月末	18年3月末比	17年9月末比	18年3月末	一時差異等残高 18年9月末
①繰延税金資産合計（②−③）	1	15,348	△ 379	△ 1,974	15,727	
②繰延税金資産小計	2	20,332	△ 441	△ 1,904	20,773	49,847
貸倒引当金	3	1,156	△ 1,351	△ 1,177	2,507	2,845
貸出金償却	4	1,543	△ 159	△ 2,142	1,702	3,797
有価証券有税償却	5	4,249	△ 228	△ 196	4,477	10,458
退職給付引当金	6	647	△ 97	△ 70	744	1,592
減価償却限度超過額	7	65	−	△ 3	65	160
その他有価証券評価差額金	8	−	−	−	−	−
繰延ヘッジ損益	9	599	＋ 599	＋ 599	−	1,473
税務上の繰越欠損金	10	11,636	＋ 762	＋ 1,075	10,874	28,443
その他	11	437	＋ 33	＋ 10	404	1,079
③評価性引当額	12	4,984	△ 62	＋ 70	5,046	
④繰延税金負債	13	6,456	＋ 491	＋ 2,419	5,965	15,891
退職給付信託設定益	14	417	△ 99	△ 100	516	1,027
その他有価証券評価差額金	15	5,760	＋ 398	＋ 2,295	5,362	14,176
繰延ヘッジ損益	16	−	−	−	−	−
その他	17	279	＋ 192	＋ 224	87	688
繰延税金資産の計上額（①−④）	18	8,892	△ 870	△ 4,393	9,762	
9行目の繰延税金資産相当額（注1）	19	599	＋ 599	＋ 599	−	1,473
15行目の繰延税金負債相当額（注2）	20	△ 5,760	△ 398	△ 2,295	△ 5,362	△ 14,176
上記以外	21	14,053	△ 1,071	△ 2,697	15,124	34,393
実効税率	22	40.63%	−	−	40.63%	

【連結】

		18年9月末	18年3月末比	17年9月末比	18年3月末
⑤繰延税金資産純額	23	9,734	△ 287	△ 3,938	10,021
⑥Tier I	24	37,377	△ 9,082	△ 84	46,459
繰延税金資産純額/Tier I比率（⑤／⑥）	25	26.0%	＋ 4.4%	△ 10.5%	21.6%

（注1）繰延ヘッジ損失については、将来年度の収益力に基づく課税所得によって繰延税金資産の回収可能性を判断する場合には、例示区分4号但書の会社についても回収可能性があると判断できるものとされている（「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号））。

（注2）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

(2) 繰延税金資産の計上根拠

①計上基準　　**実務指針の例示区分の4号但書**

(イ) 当行には重要な税務上の繰越欠損金が存在するが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）5（1）の例示区分の4号但書に則り、将来の合理的な見積り可能期間（おおむね5年）内の課税所得見積額の範囲内で、解消スケジューリングの可能な一時差異等を対象として繰延税金資産を計上している。

(a) 不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成8年6月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備。景気低迷の長期化、国内外の経済環境が不透明感を増す中、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。

また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速し、平成16年上期中に半減目標を前倒しで達成。

これらの過程等で、不良債権有税処理残高（注2）が積み上がった。その後、無税化は順調に進んでいる。

(b) 株式含み損処理

株価の大幅かつ継続的な下落を踏まえた株価変動リスクの削減や、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。

平成14年度においては、保有株式の売切りにより約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成。

こうした施策の影響により、有価証券有税償却残高（注2）は一時的に高水準となった（11/3末の約1,000億円→15/3末の約15,000億円）。その後、売却等により無税化は着実に進んでいる。

(ロ) 上記等により、18/9末時点の税務上の繰越欠損金は約28,400億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　　**5年**

③今後5年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後5年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	45,599
A 税引前当期純利益	2	30,536
B 申告調整額（除く18/9末一時差異の解消額）	3	6,393
C 調整前課税所得（A＋B）	4	36,929
調整前課税所得に対応する繰延税金資産額	5	15,004

【基本的な考え方】

(1) 有税残高等の一時差異の解消見込年度をスケジューリング

(2) 今後5年間の調整前課税所得を保守的に見積り

①公表済の経営健全化計画（～20年度）等を基礎とし、23年度上期までの収益計画を合理的に見積る

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3) 上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考）過去5年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	14/3期	15/3期	16/3期	17/3期	18/3期	18/9期
確定申告所得（繰越欠損金控除前）	2,419	▲7,455	▲14,378	3,172	▲6,524	▲1,905

（注1）「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
（注2）上記計数は、実務指針の例示区分の4号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。
（注3）18年9月期は、中間期決算において算出した見積り計数。

２４．平成１８年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】 （金額単位　億円）

	18年度予想	17年度比	17年度実績
営業収益	3,700	3,146	554
経常利益	3,650	3,168	482
当期純利益	3,650	2,916	734

１株当たり期末配当 （金額単位　円）

	18年度予想	17年度比	17年度実績
普通株式	7,000	4,000	3,000
第一種優先株式			10,500
第二種優先株式			28,500
第三種優先株式			13,700
第1～12回第四種優先株式	135,000	―	135,000
第1回第六種優先株式	88,500	―	88,500

＜ご参考＞ （金額単位　億円）

	18年度予想	17年度比	17年度実績
配当金総額	666	186	480

【連結】 （金額単位　億円）

	18年度予想	17年度比	17年度実績
経常収益	37,000	△　51	37,051
経常利益	9,500	△　136	9,636
当期純利益	5,700	△　1,168	6,868

＜ご参考＞

株式会社三井住友銀行

【単体】 （金額単位　億円）

	18年度予想	17年度比	17年度実績
業務粗利益	14,450	△　1,071	15,521
経費	△　6,000	△　135	△　5,865
業務純益（一般貸倒引当金繰入前）	8,450	△　1,206	9,656
経常利益	7,600	391	7,209
当期純利益	4,600	△　595	5,195

与信関係費用	△　1,000	1,309	△　2,309

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額＋特別利益に含まれる償却債権取立益

（ご参考①） 平成１８年度経営方針と進捗状況

平成１８年度経営方針：「持続的成長に向けた地歩固め」

■「お客さまの価値創造に資する質の高い商品・サービス」のグループベースでの提供推進

（１）個人ビジネス

コンサルティングビジネスの一段の高度化

商品・サービスの拡充

・資産運用商品ラインアップの拡充
・「三大疾病保障付住宅ローン」の商品性向上

コンサルティング専門拠点の増設

・「SMBCコンサルティングプラザ/オフィス」の増設

アライアンスを通じたサービスの拡充

・「三井住友カードiD」(NTTドコモ)
・コンシューマーローン（プロミス）
・新インターネット金融事業（ヤフー）
・来店型保険代理店事業（三井生命、住友生命）

（２）法人ビジネス

経営課題解決型ビジネスの強化

・コーポレート・アドバイザリー本部の新設（18年4月）
・大和証券SMBCとの協働の一段の推進

多様な資金調達ニーズへの対応

・シンジケート・ローン、ストラクチャード・ファイナンス、
中小企業向け無担保貸出等の提供推進

グループ一体となったソリューション提供の推進

・三井住友銀リース、日本総合研究所等との協働推進
・住友商事グループとのリース/オートリース事業の戦略的共同事業化（18年10月基本合意）

海外ビジネスの強化

・営業拠点の新設（ホーチミン、ヒューストン、シドニー等）
・プロジェクト・ファイナンス等、強みを持つ業務の一段の高度化

■強固な企業基盤の構築

（１）内部管理体制の一段の高度化

- コンプライアンスの徹底
- 品質向上・CS推進体制の強化
- リスク管理の高度化
- 内部監査体制の強化
- 業績評価制度の見直し
- 人材マネジメントの高度化

・「コンプライアンス部門」の設置（18年4月）
・「品質管理部」の設置（18年4月）
「業務管理委員会」の設置
・18年度末のバーゼルⅡ（新BIS規制）導入を踏まえた体制強化
・諸施策の有効性の一段と厳格な検証
・お客さまの視点、中長期的視点に立ったバランスの取れた評価の実施
・従業員が一段と能力を発揮できる体制作りの推進

（２）財務基盤の一段の強化

資本の質・量両面での拡充

・公的資金を10月に完済
・引き続き資本の質・量両面での拡充に注力

平成１８年度上期業績

	＜18/3期実績＞	＜18/9期実績＞	＜19/3期予想＞
SMFG連結当期純利益	6,868億円	2,437億円	5,700億円
銀行単体当期純利益	5,195億円	1,836億円	4,600億円

（ご参考②）三井住友銀行の中間財務諸表等

1．比較中間貸借対照表（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成18年中間期末（A）	平成17年中間期末（B）	比較（A－B）	平成17年度末（要約）（C）	比較（A－C）
（資産の部）					
現金預け金	3,844,197	4,661,738	△ 817,541	6,589,967	△ 2,745,770
コールローン	1,275,484	607,319	668,165	576,909	698,575
買現先勘定	81,686	80,057	1,629	81,470	216
債券貸借取引支払保証金	1,067,359	2,165,749	△ 1,098,390	1,956,650	△ 889,291
買入手形	1,761	100,000	△ 98,239	-	1,761
買入金銭債権	360,065	138,907	221,158	115,637	244,428
特定取引資産	3,085,593	3,368,665	△ 283,072	3,694,791	△ 609,198
金銭の信託	2,820	811	2,009	2,912	△ 92
有価証券	22,047,445	23,039,486	△ 992,041	25,202,541	△ 3,155,096
貸出金	53,902,477	50,949,158	2,953,319	51,857,559	2,044,918
外国為替	868,028	823,751	44,277	877,570	△ 9,542
その他資産	1,432,776	1,647,867	△ 215,091	1,567,812	△ 135,036
動産不動産	-	640,700	△ 640,700	639,538	△ 639,538
有形固定資産	553,697	-	553,697	-	553,697
無形固定資産	73,251	-	73,251	-	73,251
繰延税金資産	889,187	1,328,517	△ 439,330	976,203	△ 87,016
支払承諾見返	4,435,152	4,513,173	△ 78,021	4,120,300	314,852
貸倒引当金	△ 771,822	△ 772,141	319	△ 816,437	44,615
資産の部合計	93,149,162	93,293,761	△ 144,599	97,443,428	△ 4,294,266
（負債の部）					
預金	66,147,242	63,380,886	2,766,356	65,070,784	1,076,458
譲渡性預金	2,393,807	2,602,639	△ 208,832	3,151,382	△ 757,575
コールマネー	2,547,399	2,172,456	374,943	2,833,865	△ 286,466
売現先勘定	790,836	469,130	321,706	382,082	408,754
債券貸借取引受入担保金	3,141,635	3,612,024	△ 470,389	2,709,084	432,551
売渡手形	-	3,795,800	△ 3,795,800	5,104,100	△ 5,104,100
特定取引負債	1,635,612	1,533,711	101,901	2,515,932	△ 880,320
借用金	2,909,422	2,067,062	842,360	2,023,023	886,399
外国為替	333,041	431,622	△ 98,581	449,560	△ 116,519
社債	3,710,437	3,872,570	△ 162,133	3,776,707	△ 66,270
信託勘定借	50,733	42,260	8,473	318,597	△ 267,864
その他負債	1,503,085	1,571,010	△ 67,925	1,295,135	207,950
賞与引当金	8,277	8,239	38	8,691	△ 414
ポイント引当金	792	-	792	-	792
日本国際博覧会出展引当金	-	284	△ 284	-	-
特別法上の引当金	18	18	-	18	-
再評価に係る繰延税金負債	49,276	49,637	△ 361	49,384	△ 108
支払承諾	4,435,152	4,513,173	△ 78,021	4,120,300	314,852
負債の部合計	89,656,772	90,122,526	△ 465,754	93,808,652	△ 4,151,880

（金額単位　百万円）

科　　目	平成18年中間期末（A）	平成17年中間期末（B）	比較（A－B）	平成17年度末（要約）（C）	比較（A－C）
（資本の部）					
資本金	-	664,986	△ 664,986	664,986	△ 664,986
資本剰余金	-	1,367,548	△ 1,367,548	1,367,548	△ 1,367,548
資本準備金	-	665,033	△ 665,033	665,033	△ 665,033
その他資本剰余金	-	702,514	△ 702,514	702,514	△ 702,514
利益剰余金	-	607,900	△ 607,900	794,033	△ 794,033
任意積立金	-	221,502	△ 221,502	221,502	△ 221,502
中間（当期）未処分利益	-	386,398	△ 386,398	572,531	△ 572,531
土地再評価差額金	-	24,488	△ 24,488	24,716	△ 24,716
その他有価証券評価差額金	-	506,310	△ 506,310	783,491	△ 783,491
資本の部合計	-	3,171,235	△ 3,171,235	3,634,776	△ 3,634,776
負債及び資本の部合計	-	93,293,761	△ 93,293,761	97,443,428	△ 97,443,428
（純資産の部）					
資本金	664,986	-	664,986	-	664,986
資本剰余金	1,367,548	-	1,367,548	-	1,367,548
資本準備金	665,033	-	665,033	-	665,033
その他資本剰余金	702,514	-	702,514	-	702,514
利益剰余金	677,810	-	677,810	-	677,810
その他利益剰余金	677,810	-	677,810	-	677,810
海外投資等損失準備金	0	-	0	-	0
行員退職積立金	1,656	-	1,656	-	1,656
別途準備金	219,845	-	219,845	-	219,845
繰越利益剰余金	456,308	-	456,308	-	456,308
株主資本合計	2,710,345	-	2,710,345	-	2,710,345
その他有価証券評価差額金	841,657	-	841,657	-	841,657
繰延ヘッジ損益	△ 84,171	-	△ 84,171	-	△ 84,171
土地再評価差額金	24,558	-	24,558	-	24,558
評価・換算差額等合計	782,045	-	782,045	-	782,045
純資産の部合計	3,492,390	-	3,492,390	-	3,492,390
負債及び純資産の部合計	93,149,162	-	93,149,162	-	93,149,162

（注）記載金額は百万円未満を切り捨てて表示しております。

2．比較中間損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成18年中間期(A)	平成17年中間期(B)	比較(A－B)	平成17年度(要約)
経常収益	1,115,678	1,091,687	23,991	2,287,935
資金運用収益	777,964	663,008	114,956	1,426,546
（うち貸出金利息）	(536,196)	(482,842)	(53,354)	(990,853)
（うち有価証券利息配当金）	(155,120)	(120,742)	(34,378)	(317,180)
信託報酬	1,407	4,284	△ 2,877	8,626
役務取引等収益	219,239	220,503	△ 1,264	474,972
特定取引収益	43,432	5,055	38,377	13,250
その他業務収益	55,870	158,767	△ 102,897	273,861
その他経常収益	17,763	40,067	△ 22,304	90,678
経常費用	846,600	731,908	114,692	1,567,002
資金調達費用	334,155	208,658	125,497	472,002
（うち預金利息）	(172,533)	(96,313)	(76,220)	(226,926)
役務取引等費用	59,752	57,070	2,682	108,296
特定取引費用	3,307	1,485	1,822	1,312
その他業務費用	91,580	17,757	73,823	63,613
営業経費	294,617	301,739	△ 7,122	604,098
その他経常費用	63,187	145,197	△ 82,010	317,679
経常利益	269,078	359,778	△ 90,700	720,933
特別利益	50,368	2,459	47,909	34,763
特別損失	21,095	7,122	13,973	9,024
税引前中間（当期）純利益	298,351	355,115	△ 56,764	746,672
法人税、住民税及び事業税	7,753	5,081	2,672	13,512
法人税等調整額	106,951	51,267	55,684	213,639
中間（当期）純利益	183,646	298,766	△ 115,120	519,520
前期繰越利益	－	69,774	△ 69,774	69,774
土地再評価差額金取崩額	－	17,856	△ 17,856	17,629
中間配当額	－	－	－	34,393
中間（当期）未処分利益	－	386,398	△ 386,398	572,531

（注）記載金額は百万円未満を切り捨てて表示しております。

3．中間株主資本等変動計算書　【三井住友銀行単体】

（金額単位　百万円）

	資本金	資本剰余金		利益剰余金				株主資本合計
		資本準備金	その他資本剰余金	その他利益剰余金				
				海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金	
前事業年度末残高	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
当中間会計期間中の変動額								
海外投資等損失準備金取崩				△ 0			0	－
剰余金の配当							△ 300,027	△ 300,027
中間純利益							183,646	183,646
土地再評価差額金取崩							157	157
株主資本以外の項目の当中間会計期間中の変動額（純額）								
当中間会計期間中の変動額合計	－	－	－	△ 0	－	－	△ 116,222	△ 116,223
当中間会計期間末残高	664,986	665,033	702,514	0	1,656	219,845	456,308	2,710,345

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
前事業年度末残高	783,491	－	24,716	808,207	3,634,776
当中間会計期間中の変動額					
海外投資等損失準備金取崩					－
剰余金の配当					△ 300,027
中間純利益					183,646
土地再評価差額金取崩					157
株主資本以外の項目の当中間会計期間中の変動額（純額）	58,166	△ 84,171	△ 157	△ 26,162	△ 26,162
当中間会計期間中の変動額合計	58,166	△ 84,171	△ 157	△ 26,162	△ 142,385
当中間会計期間末残高	841,657	△ 84,171	24,558	782,045	3,492,390

（注）記載金額は百万円未満を切り捨てて表示しております。

4．有価証券の時価情報等　【三井住友銀行単体】

[1] 有価証券

中間貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権が含まれております。

(1) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	18年9月末				
	中間貸借対照表計上額	時価	差額	うち益	うち損
国債	749,783	739,869	△ 9,914	153	10,067
地方債	96,997	94,594	△ 2,403	—	2,403
社債	379,828	375,729	△ 4,099	—	4,099
その他	9,687	9,908	221	221	—
合計	1,236,297	1,220,101	△ 16,195	374	16,570

(2) 子会社株式及び関連会社株式で時価のあるもの

(金額単位 百万円)

	18年9月末		
	中間貸借対照表計上額	時価	差額
子会社株式	43,569	111,894	68,325
関連会社株式	228,334	192,785	△ 35,549
合計	271,903	304,679	32,776

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	18年9月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
株式	1,942,381	3,564,457	1,622,075	1,639,651	17,575
債券	8,584,151	8,414,999	△ 169,151	618	169,770
国債	7,385,376	7,236,136	△ 149,240	30	149,270
地方債	454,442	444,430	△ 10,011	213	10,224
社債	744,332	734,432	△ 9,899	375	10,274
その他	3,862,211	3,826,718	△ 35,493	29,002	64,495
合計	14,388,744	15,806,175	1,417,430	1,669,272	251,841

(注) 1. 上記の評価差額から繰延税金負債575,902百万円を差し引いた額841,528百万円が「その他有価証券評価差額金」に含まれております。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間会計期間の損失として処理(以下、「減損処理」という。)しております。当中間会計期間におけるこの減損処理額は809百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び中間貸借対照表計上額

（金額単位 百万円）

	18年９月末
子会社株式及び関連会社株式	
子会社株式	1,148,319
関連会社株式	34,043
その他	47,689
その他有価証券	
非上場株式（店頭売買株式を除く。）	383,671
非上場債券	2,698,066
非上場外国証券	309,834
その他	385,291

[2] 金銭の信託

その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	18年９月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	2,602	2,820	217	236	18

（注）上記の評価差額から繰延税金負債88百万円を差し引いた額129百万円が「その他有価証券評価差額金」に含まれております。

5．比較信託財産残高表 【三井住友銀行単体】

（金額単位 百万円）

科目	平成18年中間期末(A)	平成17年中間期末(B)	比較(A－B)	平成17年度末(C)	比較(A－C)
貸出金	8,080	9,880	△ 1,800	7,870	210
有価証券	241,904	150,999	90,905	238,205	3,699
受託有価証券	33,297	33,880	△ 583	33,590	△ 293
金銭債権	708,378	642,431	65,947	706,349	2,029
動産不動産	-	-	-	85	△ 85
その他債権	1,009	1,133	△ 124	1,216	△ 207
銀行勘定貸	50,733	42,260	8,473	318,597	△ 267,864
現金預け金	245,401	-	245,401	-	245,401
資産合計	1,288,805	880,586	408,219	1,305,915	△ 17,110
金銭信託	529,687	167,354	362,333	530,255	△ 568
有価証券の信託	33,297	33,880	△ 583	33,590	△ 293
金銭債権の信託	595,876	529,859	66,017	603,656	△ 7,780
包括信託	129,944	149,491	△ 19,547	138,413	△ 8,469
負債合計	1,288,805	880,586	408,219	1,305,915	△ 17,110

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

File No. 82-4395
Exhibit A1(a)
(English Translation)

Consolidated Financial Results for the Six Months ended September 30, 2006

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Approval of Financial Results by the Board of Directors: November 22, 2006

1. Financial Results (for the six months ended September 30, 2006) Amounts less than one million yen have been omitted.

(1) Operating Results (Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share	Net Income per Share (Diluted)
Six Months								
ended September 30, 2006	¥ 1,825,751	3.9 %	¥ 357,136	(23.0)%	¥ 243,660	(37.9)%	¥ 32,782.19	¥ 27,514.41
ended September 30, 2005	1,757,879	(1.1)	463,768	306.5	392,327	635.1	57,635.51	44,223.66
Fiscal Year ended March 31, 2006	3,705,136		963,554		686,841		94,733.62	75,642.94

Notes: 1. Equity in earnings (losses) of affiliates
(a) for the six months ended September 30, 2006 : (32,344) million yen (b) for the six months ended September 30, 2005 : 14,081 million yen
(c) for the fiscal year ended March 31, 2006 : 31,887 million yen
2. Average number of common stocks outstanding (consolidated)
(a) for the six months ended September 30, 2006 : 7,432,709 shares (b) for the six months ended September 30, 2005 : 6,807,052 shares
(c) for the fiscal year ended March 31, 2006 : 6,978,978 shares
3. There is no change in accounting methods.
4. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous interim term.

(2) Financial Position (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share	Capital Ratio
September 30, 2006	¥ 102,551,964	¥ 4,622,792	3.5 %	¥ 394,556.25	(Preliminary) 10.07%
September 30, 2005	102,233,832	3,262,340	3.2	261,250.37	11.00
March 31, 2006	107,010,575	4,454,399	4.2	400,168.90	12.39

Notes: 1. Number of common stocks outstanding (consolidated)
(a) as of September 30, 2006: 7,617,516 shares (b) as of September 30, 2005: 6,897,741 shares (c) as of March 31, 2006: 7,417,865 shares
2. Net assets ratio = (Net assets as of term-end – Stock acquisition rights as of term-end – Minority interests as of term-end) / Total assets as of term-end

(3) Cash Flows (Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at term-end
Six Months				
ended September 30, 2006	¥ (4,330,906)	¥ 2,883,317	¥ (1,234,728)	¥ 2,478,784
ended September 30, 2005	(952,729)	888,242	171,555	3,039,507
Fiscal Year ended March 31, 2006	2,208,354	(662,482)	679,464	5,159,822

(4) Scope of Consolidation and Application of the Equity Method
(a) Number of consolidated subsidiaries : 176
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 3
(c) Number of affiliated companies accounted for by the equity method : 58

(5) Changes in Scope of Consolidation and Application of the Equity Method (change from March 2006)
Consolidation: Newly consolidated 22 Equity method: Newly applied 3
Excluded 8 Excluded 5

2. Earnings Forecast (for the fiscal year ending March 31, 2007) (Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
Fiscal Year ending March 31, 2007	3,700,000	950,000	570,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2007 is 74,322.94 yen.

Average number of shares outstanding during the term (year) (consolidated)

	For the Six Months ended September 30, 2006	For the Six Months ended September 30, 2005	For the Fiscal Year ended March 31, 2006
Common stock	7,432,709	6,807,052	6,978,978
Preferred stock (type 1)	5,833	35,000	35,000
Preferred stock (type 2)	61,333	100,000	100,000
Preferred stock (type 3)	611,666	695,000	695,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	–	9,496	4,748
Preferred stock (1st series type 6)	70,001	70,001	70,001

Number of shares outstanding as of term (year)-end (consolidated)

	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Common stock	7,617,516	6,897,741	7,417,865
Preferred stock (type 1)	–	35,000	35,000
Preferred stock (type 2)	–	100,000	100,000
Preferred stock (type 3)	195,000	695,000	695,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (1st series type 6)	70,001	70,001	70,001

Calculation for Index

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks issued during the year (excluding treasury stock) (*)}}$$

(*) On October 17, 2006, SMFG acquired 60,466 own shares of common stock in accordance with the resolution of the meeting of the Board of Directors held on October 13, 2006. Therefore, forecasted net income per share is calculated assuming that forecasted average number of common stocks issued is 7,494,879.

I. Overview of SMFG Group

SMFG Group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital.
SMFG has 176 consolidated subsidiaries and 61 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

- **Banking business**
  - Principal subsidiaries
    - Domestic
      - * Sumitomo Mitsui Banking Corporation
      - * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
      - * Kansai Urban Banking Corporation (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
      - * The Japan Net Bank, Limited (Internet banking)
      - * SMBC Guarantee Co., Ltd. (Credit guarantee)
    - Overseas
      - * Sumitomo Mitsui Banking Corporation Europe Limited
      - * Manufacturers Bank
      - * Sumitomo Mitsui Banking Corporation of Canada
      - * Banco Sumitomo Mitsui Brasileiro S.A.
      - * PT Bank Sumitomo Mitsui Indonesia
- **Leasing business**
  - Principal subsidiaries
    - Domestic
      - * SMBC Leasing Company, Limited
      - * SMBC Auto Leasing Company, Limited
    - Overseas
      - * SMBC Leasing and Finance, Inc.
- **Other business**
  - Principal subsidiaries and affiliated companies
    - Domestic
      - * Sumitomo Mitsui Card Company, Limited (Credit card services)
      - * SAKURA CARD CO., Ltd. (Credit card services)
      - * SMBC Consulting Co., Ltd. (Management consulting and information services)
      - * SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
      - * Financial Link Company, Limited (Data processing service and consulting)
      - * SMBC Friend Securities Co., Ltd. (Securities)
      - * The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)
      - * JRI Solutions Ltd. (System development and data processing)
      - * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
      - * Sakura Information Systems Co., Ltd. (System engineering and data processing)
      - * SMFG Corporate Recovery Servicer Co., Ltd. (Consulting on corporate recovery and servicer)
      - ** Promise Co., Ltd. (consumer finance) (Listed on the First Section of Tokyo Stock Exchange)
      - ** At-Loan Co., Ltd. (Consumer loans)
      - ** QUOQ Inc. (Shopping credit and credit card business)
      - ** Daiwa Securities SMBC Co. Ltd. (Securities and derivatives)
      - ** NIF SMBC Ventures Co., Ltd. (Venture capital) (Listed on the JASDAQ Securities Exchange)
      - ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
      - ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
      - ** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)
    - Overseas
      - * SMBC Capital Markets, Inc. (Derivatives and investments)
      - * SMBC Capital Markets Limited (Derivatives)
      - * SMBC Securities, Inc. (Securities)
      - * Sumitomo Mitsui Finance Australia Limited (Investments)

(Note) (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

II. Principles and Management

1. Management Policy

SMFG's groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG and the group companies will put their collective energy into becoming "a globally competitive top bank with the highest trust of our customers, our shareholders, market and society".

2. Dividend Policy

SMFG subscribes to a fundamental policy of increasing dividends stably and continuously through a sustainable growth of corporate value while enhancing its Group's capital to maintain sound financial position.

From viewpoint of returning profits to shareholders, SMFG has revised the forecast of cash dividends on common stock per share for the fiscal year ending March 31, 2007 to be 7,000 yen, an increase by 3,000 yen compared with the previous forecast announced in May 2006 and an year-on-year increase by 4,000 yen.

(Appendix) Dividends payout ratio on a consolidated basis (common stock)

	Result for the fiscal year ended March 31, 2006	Forecast for the fiscal year ending March 31, 2007
Dividends payout ratio (consolidated basis)	3.4%	Approximately 9.5%

(*) Dividends payout ratio (consolidated basis)

$$= \frac{\text{Aggregate amount of dividends on common stock}}{\text{Consolidated net income} - \text{Aggregate amount of dividends on preferred stock}}$$

3. Policy concerning Lowering of Minimum Stock Investment Amount

After taking into account various factors such as stock price, number of shareholders, liquidity of shares and cost-effectiveness, we do not believe there is a need to lower the minimum amount for purchasing SMFG's common stock at this time.

4. Management Index to be Achieved

SMFG has established a medium-term plan spanning the four years from fiscal 2005 and has set the following four management indices as the target to be achieved in fiscal 2008, the final year of the plan.

- Consolidated ROE — More than 15%
- Consolidated net income — More than 650 billion yen
- Consolidated capital ratio* — Approximately 11%
- Consolidated Tier I ratio* — Approximately 7%

*At March 31, 2009

5. Mid- to Long-term Management Strategy

To realize high profitability and growth, and thereby raising corporate value sustainably, it is essential for us to earn "the highest trust of our customers, our shareholders, market and society". In other words, we must

(i) respond accurately to the ever-changing needs of customers and provide superior products and services;

(ii) steadily grow profits and establish solid financial base by being highly business-minded; and

(iii) fulfill our social responsibility by contributing widely to the Japanese economy and society through our business activities.

Grounded on these recognitions, we have set the five core strategies in the medium-term plan spanning the four years from fiscal 2005 as follows and will implement initiatives to achieve our goals.

- First, to grow top-line profit and achieve sufficient growth by challenging new types of risks, new regions and new business areas.
- Second, to strengthen strategic business areas by aggressively allocating resources, while continuing to improve efficiency of existing businesses further.

- Third, to improve capital efficiency and thereby maximizing profitability and growth, by improving risk return profile of each business and by reallocating capital and risk-weighted assets.
- Fourth, to actively forge alliances lead to raise our corporate value.
- Fifth, to improve corporate governance in order to raise corporate value and fulfill our social responsibility (CSR).

6. Issues to be Addressed

Having designated fiscal 2006 as the year for establishing the framework for realizing sustainable growth, continuously in the second half, we will further provide value-added products and services to our customers and establish a solid platform for supporting business growth on a group basis.

Further provide value-added products and services to our customers

First, to realize sustainable growth as a "leading financial services group", we will provide more customer-focused and value-added products and services.

In consumer business, financial consulting at Sumitomo Mitsui Banking Corporation (SMBC) will be upgraded further. At the same time we will develop and provide new products responding to the diversifying needs of our customers and changing business environment, such as deregulation, we will incorporate customer opinions into our services even more. For instance, going forward, while we will start providing new investment products and services such as fund wrap service in collaboration with SMBC Friend Securities, and "Daiwa SMA" in collaboration with Daiwa Securities, we will further promote loan products matching customer needs such as the highly popular mortgage loan with insurance for repayment of outstanding loan balance in the case the borrower is diagnosed with serious diseases such as cancer and heart attack. Also, we will increase the number of specialized marketing channels such as "SMBC Consulting Plazas", which are open also on weekday nights and weekends, and qualified consultants with expert knowledge, in order to improve customer convenience and better respond to customer needs. Furthermore, we will expand services through collaboration with leading companies in various industries. Specifically, we will further promote services such as consumer loans provided through the SMBC-Promise collaboration, "Mitsui Sumitomo Card iD" provided through the Sumitomo Mitsui Card - NTT DoCoMo collaboration, new Internet financial services business provided through the Japan Net Bank - Yahoo Japan collaboration, and walk-in insurance agency services provided through the SMBC - Mitsui Life Insurance - Sumitomo Life Insurance collaboration.

In corporate business, we will further improve our capability to provide financial solutions to our corporate customers. For large and medium-sized corporations, we will provide optimal solutions for solving their management issues such as business expansion and reorganization by M&A through the Corporate Advisory Division, which was established within SMBC this April, and the collaboration with Daiwa Securities SMBC. Also, we will respond to their ever-diversifying financing needs by providing loan syndication, structured finance and so on. For small and medium-sized corporations, at the same time as responding to their various financing and settlement needs by providing unsecured loan products such as Business Select Loan and Internet banking service, we will promote advisory services to solve their management issues such as business succession. In addition, we will further promote group-wide solution providing: SMBC Leasing in various types of leasing; and Japan Research Institute in core systems development and IT consulting. In October this year, we reached a basic agreement with the Sumitomo Corporation group to pursue strategic joint businesses in leasing and auto leasing. Through two mergers scheduled in October next year, SMBC Leasing with Sumisho Lease and SMBC Auto Leasing with Sumisho Auto Lease, we will leverage the know-how of both parties and provide customers with value-added products and services. Moreover, outside Japan, we will respond to customers' aggressive needs for business expansion overseas and needs for global money settlement by establishing channels and further strengthening cooperation between our domestic and overseas networks. Also, we will further strengthen businesses with competitive edge such as project finance. In treasury market business, while continuing to endeavor to improve customer convenience, we will enhance ALM and diversify investment instruments under appropriate risk management.

Establish solid platform to support business growth

Second, we will establish a more solid platform for supporting our sustainable growth.

April this year, SMBC was issued administrative orders in respect to the manner in which it marketed interest rate swaps at its Corporate Business Offices, by the Financial Services Agency of Japan. We deeply regret this situation, and initiatives to further improve our internal control systems will be continuously implemented to prevent reoccurrence and regain the trust of all concerned. Specifically, we will further strengthen compliance with laws, regulations and other rules through the Compliance Unit which was established within SMBC this April. Also, through the newly established Quality Management Department, we will actively incorporate customer opinions and requests in our management policies and business

operations even more. Initiatives on compliance, customer satisfaction and quality management will be objectively deliberated at the newly organized Business Monitoring Committee which members are mainly outside experts and directors. On risk management, we will further reinforce it on a group basis in order to effectively control risk as our business activities diversify further and in response to the Basel II accord which is scheduled to be implemented at the end of this fiscal year. Moreover, we will further strengthen internal auditing to verify more thoroughly that these initiatives are effective. Also, we will introduce a better balanced business performance evaluation system including customers' standpoint and medium-to long-term view. Furthermore, we will take initiatives to improve human resources management to realize an organization in which employees can exercise their abilities even more.

On the other hand, to further strengthen our financial base, we completed the repayment of all the public funds provided in October of this year. We would like to express our sincerest appreciation for the support in the form of public fund provision since March 1998. Going forward, at the same time as growing capital both in terms of quality and in quantity, we plan to begin vigorously injecting more of our business resources into growth areas in order to improve our corporate value over the medium-to long-term. Also, we will actively examine establishing a more effective policy on shareholder return.

We aim to further improve the overall evaluation of us by "our customers, our shareholders, the market and society" by showing steady results in these initiatives this fiscal year.

7. Parent company

SMFG has no parent company.

III. Operating Results and Financial Position

1. Overview of Consolidated Operating Results and Financial Position as of and for the Six Months Ended September 30, 2006

(1) Operating Results

In the first half of fiscal 2006, SMFG endeavored to "establish a solid platform to support business growth," build a sustainable earnings structure and furthermore strengthen its financial base.

Ordinary income increased 3.9% to 1,825.7 billion yen as a result of increases in interest on loans and bills discounts arising from increase in loan balances, partially offset by decrease in other income due to decline in gains on sale of stocks. Ordinary expenses increased 13.5% to 1,468.6 billion yen due mainly to increase in interest expenses such as interest on deposits, partially offset by a decrease in other expenses arising from decline in credit cost.

As a result, Ordinary profit and Net income (after adjusting extraordinary gains/losses and other factors) amounted to 357.1 billion yen and 243.6 billion yen, respectively.

(2) Assets and Liabilities

Deposits amounted to 72,165.5 billion yen, an increase of 1,331.4 billion yen from the previous fiscal year-end and Negotiable certificates of deposit amounted to 2,492.3 billion yen, a decrease of 216.2 billion yen.

Loans and bills discounted amounted to 59,184.4 billion yen, an increase of 1,917.2 billion yen.

Total assets amounted to 102,551.9 billion yen, a decrease of 4,458.6 billion yen.

(3) Net Assets

Net Assets amounted to 4,622.7 billion yen, 2,835.6 billion yen of which was stockholders' equity as a result of recording net income, partially offset by acquiring and retiring treasury shares related to repayment of public fund.

(4) Cash Flows

SMFG used 4,330.9 billion yen of "Cash flows from operating activities," generated 2,883.3 billion yen of "Cash flows from investing activities" and used 1,234.7 billion yen of "Cash flows from financing activities."

Consequently, Cash and cash equivalents amounted to 2,478.7 billion yen, a decrease by 2,681.0 billion yen compared with the previous fiscal year-end.

(5) Segment Information

The breakdown of Ordinary income before elimination of internal transactions is as follows:

<u>By business</u>

Ordinary income

Banking business	64%	(down 0 point from the previous interim term)
Leasing business	20%	(up 0 point)
Other business	16%	(down 0 point)

<u>By country</u>

Ordinary income

Japan	82%	(down 6 points from the previous interim term)
The Americas	7%	(up 2 points)
Europe	5%	(up 2 points)
Asia and Oceania	6%	(up 2 points)

(6) Capital Ratio (preliminary)

Capital ratio was 10.07% on a consolidated basis.

2. Earnings and Dividend Forecasts for the Fiscal Year Ending March 31, 2007

(1) Earnings Forecast

In fiscal 2006, SMFG will endeavor to "establish a solid platform to support business growth," build a sustainable earnings structure and furthermore strengthen its financial base.

As for earnings forecast for the fiscal year ending March 31, 2007 on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 3,700 billion yen, 950 billion yen, and 570 billion yen, respectively.

On a non-consolidated basis, Operating income, Ordinary profit and Net income are expected to amount to 370 billion yen, 365 billion yen, and 365 billion yen, respectively.

(2) Dividend Forecast

SMFG will pay the following fiscal year-end dividends on common stock and preferred stock in accordance with the basic dividends policy. SMFG will not pay interim dividends.

Common stock	7,000 yen per share
Preferred stock (1st series to 12th series type 4)	135,000 yen per share
Preferred stock (1st series type 6)	88,500 yen per share

Dividends on common stock are forecasted to increase by 3,000 yen per share compared with the previous forecast announced in May 2006. Dividends on preferred stock remain unchanged from the previous forecast.

3. Risk Factors

Principal risk factors that could materially affect SMFG's operating results and financial position are as follows. SMFG takes necessary measures to prevent such events from occurring, and responds quickly and appropriately in case such events do occur.

- Risk related to increase in non-performing loans and credit costs
- Risk related to equity portfolio
- Risk related to trading business and holding bonds
- Risk related to foreign currency exchange rate
- Risk related to decline in capital ratio
- Risk related to downgrade in SMFG group's debt ratings
- Risk related to failure of SMFG's strategy
- Risk related to failure of joint venture, alliance, merger and acquisition
- Risk related to regulatory amendment of laws, rules and accounting rules etc.

(Note) SMFG recognizes the risk factors shown above on November 22, 2006.

IV. Interim Consolidated Financial Statements

Significant Accounting Policies for Interim Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 176 companies

Principal companies

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

From this interim term, twenty-two companies including JRI Solutions Ltd. were newly consolidated due to establishment and other reason.

From this interim term, two companies including SUMIGIN GUARANTEE COMPANY, LIMITED were excluded from the scope of consolidation because they were no longer subsidiaries due to merger and other reason. From this interim term, six companies including SMLC MAHOGANY CO., LTD. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company

SBCS Co., Ltd.

One hundred and nineteen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of consolidation.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method 3 companies

Principal company

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 58 companies

Principal companies

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
NIF SMBC Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

From this interim term, three companies including NIFSMBC-V2006S1 Investment Enterprise Partnership newly became affiliated companies accounted for by the equity method due to establishment and other reasons.

From this interim term, five companies including SMFC Holdings (Cayman) Limited was excluded from the scope of affiliated companies accounted for by the equity method because it was no longer an affiliated company due to liquidation and other reasons.

One hundred and nineteen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they are not treated as affiliated companies accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim balance sheet dates of the consolidated subsidiaries are as follows:

December 31	2	companies
March 31	5	companies
April 30	2	companies
May 31	2	companies
June 30	73	companies
July 31	1	company
August 31	5	companies
September 30	86	companies

A consolidated overseas subsidiary changed its interim balance sheet date from June 30 to September 30 from this fiscal year. Therefore, SMFG's consolidated financial statements include the subsidiary's profit or loss for the period from January 1, 2006 to September 30, 2006. However, this change had no material impact on the interim consolidated financial statements.

(2) As for the companies whose interim balance sheet dates are March 31 and May 31, the accounts are provisionally closed for the purpose of consolidation as of September 30. As for the companies whose interim balance sheet dates are December 31, the accounts are provisionally closed for the purpose of consolidation as of June 30. As for the companies whose interim balance sheet dates are April 30, the accounts are provisionally closed for the purpose of consolidation as of July 31 and September 30. The other companies are consolidated on the basis of their respective interim balance sheet dates.

A consolidated subsidiary (established in August 2006) whose interim balance sheet date is June 30 is consolidated after the accounts were provisionally closed as of September 30 for the purpose of consolidation.

Appropriate adjustments are made for material transactions during the periods from their respective interim balance sheet dates to the interim consolidated balance sheet date.

4. Accounting policies

Please refer to the "Notes to Interim Consolidated Balance Sheet" and "Notes to Interim Consolidated Statement of Income."

5. Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd. and SMBC Leasing Company, Limited is amortized using the straight-line method over twenty years and five years, respectively. Other goodwill is amortized when incurred.

6. Scope of "Cash and cash equivalents" on Interim Consolidated Statement of Cash Flows

Please refer to the "Notes to Interim Consolidated Statement of Cash Flows."

Interim Consolidated Balance Sheet

September 30, 2006	(Millions of yen)
Assets:	
Cash and due from banks	4,010,986
Call loans and bills bought	1,462,077
Receivables under resale agreements	110,257
Receivables under securities borrowing transactions	1,178,045
Commercial paper and other debt purchased	940,702
Trading assets	3,404,589
Money held in trust	2,820
Securities	22,351,635
Loans and bills discounted	59,184,457
Foreign exchanges	929,490
Other assets	3,257,139
Tangible fixed assets	706,702
Intangible fixed assets	228,885
Lease assets	991,699
Deferred tax assets	1,023,325
Customers' liabilities for acceptances and guarantees	3,748,150
Reserve for possible loan losses	(978,999)
Total assets	**102,551,964**
Liabilities:	
Deposits	72,165,553
Negotiable certificates of deposit	2,492,353
Call money and bills sold	2,562,041
Payables under repurchase agreements	805,915
Payables under securities lending transactions	3,141,635
Trading liabilities	1,932,323
Borrowed money	3,061,744
Foreign exchanges	329,273
Short-term bonds	405,100
Bonds	4,155,770
Due to trust account	50,733
Other liabilities	2,920,902
Reserve for employee bonuses	22,868
Reserve for employee retirement benefits	33,864
Other reserves	1,136
Deferred tax liabilities	49,876
Deferred tax liabilities for land revaluation	49,929
Acceptances and guarantees	3,748,150
Total liabilities	**97,929,171**
Net assets:	
Capital stock	1,420,877
Capital surplus	276,570
Retained earnings	1,188,399
Treasury stock	(50,178)
Total stockholders' equity	**2,835,668**
Net unrealized gains on other securities	823,213
Net deferred losses on hedges	(88,079)
Land revaluation excess	37,948
Foreign currency translation adjustments	(47,909)
Total valuation and translation adjustments	**725,173**
Stock acquisition rights	4
Minority interests	1,061,946
Total net assets	**4,622,792**
Total liabilities and net assets	**102,551,964**

Notes to Interim Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the interim consolidated balance sheet on a trade date basis.
Securities and monetary claims purchased for trading purposes are stated at the interim term-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

3. Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.
Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the interim term, and bonds and others that have market prices are carried at their interim term-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets," after deducting the amount that is reflected in the interim term's earnings by applying fair value hedge accounting.

4. Securities included in money held in trust are carried in the same method as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Tangible fixed assets owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation (SMBC) are depreciated using the straight-line method. Equipments are depreciated using the declining-balance method. They calculated the depreciation cost for the interim term by proportionally allocating the estimated annual cost to the interim term. The estimated useful lives of major items are as follows:
Buildings: 7 to 50 years
Equipment: 2 to 20 years
Other consolidated subsidiaries depreciate tangible fixed assets and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically five years).

8. SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.
For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.
Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.
For other claims, a reserve is provided based on the historical loan-loss ratio.
For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 750,546 million yen.

10. Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this interim term.

11. Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at interim term-end, based on the projected retirement benefit obligation and the fair value of plan assets at this fiscal year-end.

    Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period at incurrence.

    Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

12. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

13. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

    SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges of large-volume, small-value monetary claims and debts.

    As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

    As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

    As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At this interim term-end, gross amounts of deferred hedge losses and gains on "macro hedge" (before deducting tax effect) were 60,758 million yen and 44,682 million yen, respectively.

14. SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

    Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

    In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

15. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict hedging criteria for transactions with third parties stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

    Certain other consolidated subsidiaries apply the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by

"Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

16. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

17. Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions in accordance with Article 81 of the Financial Futures Transaction Law of 18 million yen, and reserve for contingent liabilities from securities transactions in accordance with Article 51 of the Securities and Exchange Law of 1,118 million yen.

18. Accumulated depreciation on tangible fixed assets and accumulated depreciation on lease assets amounted to 561,404 million yen and 1,583,375 million yen, respectively.

19. Deferred gain on real property deductible for tax purposes amounted to 64,987 million yen.

20. Bankrupt loans and Non-accrual loans were 64,857 million yen and 638,385 million yen, respectively.
"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons. "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

21. Past due loans (3 months or more) totaled 36,865 million yen.
"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

22. Restructured loans totaled 407,927 million yen.
"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

23. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 1,148,036 million yen.
The amounts of loans presented in Notes 20 to 23 above are the amounts before deduction of reserve for possible loan losses.

24. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 885,675 million yen, and bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought that were rediscounted by the banking subsidiaries accounted for 884 million yen of the total amount.

25. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged as collateral	
Cash and due from banks	103,547
Trading assets	53,278
Securities	5,842,395
Loans and bills discounted	557,311
Other assets (installment account receivable etc.)	1,936
Liabilities corresponding to assets pledged as collateral	
Deposits	16,352
Call money and bills sold	1,340,000
Payables under repurchase agreements	791,883
Payables under securities lending transactions	3,003,162
Trading liabilities	139,666
Borrowed money	930,197
Other liabilities	26,247
Acceptances and guarantees	167,064

In addition, Cash and due from banks of 9,108 million yen, Trading assets of 848,721 million yen, Securities of 4,092,185 million yen, Commercial paper and other debt purchased of 38,898 million yen and Loans and bills discounted of 1,621,611 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits of 87,964 million yen and initial margins of futures markets of 4,737 million yen.

26. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

27. The balance of subordinated debt included in "Borrowed money" was 617,500 million yen.

28. The balance of subordinated bonds included in "Bonds" was 2,138,556 million yen.

29. Net assets per share were 394,556.25 yen.

The Accounting Standards Board of Japan (ASBJ) revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4, issued on September 25, 2002) on January 31, 2006, and the revised Guidance was applicable from the fiscal period ending on or after May 1, 2006, the implementation date of the Company Law. Effective April 1, 2006, SMFG applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges. This accounting change decreased net assets per share by 11,562.77 yen compared with the former method.

30. Market value and unrealized gains (losses) on securities are shown as below:

The amounts shown in the following tables include negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claims on loan trust classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet. This definition is applied up to Notes 31.

(1) Bonds classified as held-to-maturity with market value

As of September 30, 2006 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)
Japanese government bonds	749,983	740,068	(9,915)
Japanese local government bonds	96,997	94,594	(2,403)
Japanese corporate bonds	379,928	375,829	(4,099)
Other	9,917	10,139	222
Total	1,236,826	1,220,630	(16,195)

(2) Other securities with market value

As of September 30, 2006 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	1,970,424	3,569,347	1,598,922
Bonds	9,328,374	9,152,122	(176,252)
Japanese government bonds	7,874,690	7,719,254	(155,436)
Japanese local government bonds	512,392	501,778	(10,613)
Japanese corporate bonds	941,292	931,089	(10,202)
Other	4,175,904	4,141,168	(34,736)
Total	15,474,703	16,862,637	1,387,933

"Net unrealized gains on other securities" includes 823,088 million yen which is the sum of the following items:

			(Millions of yen)
	Net unrealized gains on other securities	(a)	1,387,933
(–)	Deferred tax liabilities	(b)	563,532
	(c) = (a) – (b)		824,401
(–)	Minority interests corresponding to (c)		7,123
(+)	SMFG's interests of net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method		5,811
	Total		823,088

Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the interim consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the interim term. Valuation loss for the interim term was 1,247 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

31. Summary information on securities with no available market value is as follows:

As of September 30, 2006	(Millions of yen) Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	26
Other	8,267
Other securities	
Unlisted stocks (excluding OTC stocks)	421,099
Unlisted bonds	2,729,834
Unlisted foreign securities	475,506
Other	409,421

32. Information on money held in trust is as follows:

As of September 30, 2006 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains
Other money held in trust	2,602	2,820	217

Net unrealized gains on other money held in trust of 129 million yen (after deducting 88 million yen in deferred tax liabilities from the above 217 million yen in net unrealized gains) are included in "Net unrealized gains on other securities."

33. Japanese government bonds and stocks as sub-accounts of "Securities" include 34,361 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, 857,892 million yen of securities are pledged, and 185,462 million yen of securities are held in hand as of the interim consolidated balance sheet date.

34. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 39,240,098 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 33,373,534 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

35. "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8, issued on December 9, 2005) were applicable from the fiscal period ending on or after May 1, 2006, the implementation date of the Company Law. As a result, the Enforcement Ordinance of the Banking Law was revised on April 28, 2006 and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, SMFG changed its consolidated balance sheet presentation as follows:

(1) Former "Stockholders' equity" was renamed as "Net assets," which consisted of stockholders' equity, valuation and translation adjustments, stock acquisition rights and minority interests. The amount corresponding to former stockholders' equity at September 30, 2006 was 3,648,921 million yen.

(2) Deferred unrealized losses or gains on hedging instruments which had been included in "Other assets" or "Other liabilities" on a net basis were presented as "Net deferred gains (losses) on hedges" in valuation and translation adjustments after deducting tax effect on a net basis.

(3) "Minority interests" which had been presented below liabilities section were presented in net assets.

(4) "Premises and equipment" were separately presented as "Tangible fixed assets," "Intangible fixed assets" and "Other assets."

(5) Software which had been included in "Other assets" was included in "Intangible fixed assets."

(6) "Goodwill" which had been separately presented in assets section was included in "Intangible fixed assets." As a result, amortization of goodwill which had been accounted for as "Other expenses" in "Expenses" were accounted for as amortization of intangible fixed assets and included in "General and administrative expenses."

36. "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (Practical Issues Task Force No.20, issued on September 8, 2006) was applicable from on and after the fiscal period ending September 8, 2006, the announcement date, and SMFG applied the new accounting pronouncement. This accounting change had no material impact on the interim consolidated financial statements.

37. "Accounting Standard for Share-based Payment" (ASBJ Statement No.8, issued on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (ASBJ Guidance No.11, issued on May 31, 2006) were applicable to the stock options, own share options and delivered own shares which are granted on and after May 1, 2006. As a result, SMFG applied the new accounting standards from the fiscal year beginning on April 1, 2006. This accounting change had no material impact on the interim consolidated financial statements.

38. SMFG previously recognized deferred bond discounts as assets and amortized them over the redemption periods. On August 11, 2006, "Accounting Standard for Financial Instruments" (issued by the Business Accounting Council (BAC) on January 22, 1999) was revised by ASBJ Statement No.10 "Accounting Standards for Financial Instruments," and the revised accounting standards were applicable from on and after the fiscal period ending August 11, 2006. SMFG applied the revised accounting standards and bonds were carried at the amounts calculated based on amortized cost (straight-line method) on the interim consolidated balance sheet. As a result, deferred bond discounts in "Other assets" and "Bonds" each decreased by 2,400 million yen compared with the former method.

Deferred bond discounts, which were recognized on the consolidated balance sheet as of March 31, 2006, were accounted for by the former method pursuant to "Tentative Solution on Accounting for Deferred Assets" (Practical Issues Task Force No.19, issued on August 11, 2006) and amortized over the redemption periods and the unamortized balances have been deducted from bonds balances.

39. "Accounting Standards for Business Combinations" ("Opinion Concerning Establishment of Accounting Standards for Business Combinations," issued by the BAC on October 31, 2003), "Accounting Standard for Business Divestitures" (ASBJ Statement No.7, issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No.10, issued on December 27, 2005) were applicable from the fiscal year beginning on April 1, 2006. Effective April 1, 2006, SMFG applied the new accounting standards.

40. Amount of stock options to be expensed
General and administrative expenses: 4 million yen

41. Transactions under common control

(1) Combined entity's name and business

(i) Name and business of combined entity
SMBC Friend Securities Co., Ltd. ("SMBC Friend Securities")
Securities business

(ii) Form of reorganization
Exchange of shares

(iii) Name of the entity after the reorganization
Sumitomo Mitsui Financial Group, Inc.

(iv) Outline and purpose of the transaction
In accordance with the stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment needs are expected to become further diversified. At the same time, we believe that new types of asset management services will become popular among individual investors who

improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.

In view of these trends, SMFG will further strengthen cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary, establishing a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them. With such initiatives, SMFG will try to make every effort to enhance the enterprise value of the whole group.

(2) Accounting method

SMFG applied the following accounting treatments stipulated by the Accounting Standard for Business Combinations to the consolidated and nonconsolidated financial statements:

"Chapter 3 Accounting Standard for Business Combinations, Article 4 Accounting treatment for the transactions under common control," Paragraph 2 Transactions with minority shareholders."

(3) Additional acquisition of subsidiary's shares

(i) Acquisition cost

Common shares	221,365 million yen
Expenses for acquiring the common shares	160 million yen
Acquisition cost	221,525 million yen

(ii) Ratio of share exchange, its basis for determination, number of shares delivered and its values

(a) Type of shares and share exchange ratio

Common shares SMFG 1: SMBC Friend Securities 0.0008

(b) Basis for determination of share exchange ratio

SMFG appointed Goldman Sachs (Japan) Ltd. as its financial advisor and SMBC Friend Securities appointed Merrill Lynch Japan Securities Co., Ltd. as its financial advisor in connection with the transaction. SMFG and SMBC Friend Securities comprehensively considered numerous factors including results of the analyses provided by their respective financial advisors, and discussed and agreed to the above.

(c) Shares delivered and values

249,015 shares 221,525 million yen

(iii) Goodwill, reason for recognizing goodwill, amortization method and amortization term

(a) Amount of goodwill

99,995 million yen

(b) Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost to acquire shares of common stock of SMBC Friend Securities additionally and the amount of minority interests decreased as goodwill.

(c) Method and term to amortize goodwill

Straight-line method over 20 years

42. SMFG resolved to acquire and retire shares of preferred stock (type 3) owned by the Resolution and Collection Corporation (RCC) at the meeting of the Board of Directors held on October 5, 2006, and carried it out on October 11, 2006 as described below. The acquisition of the preferred shares was executed within SMFG's own stock acquisition limit pursuant to Article 155-3 and 156-1 of the Company Law. The amount of retired shares was deducted from Capital surplus.

Details of acquisition and retirement

Type 3 preferred stock

(1) Number of shares to be acquired: 195,000 shares

(2) Total amount to be acquired: 222,241,500,000 yen

43. SMFG resolved to establish the limit for acquiring own shares at the meeting of the Board of Directors held on October 13, 2006, and carried it out on October 17, 2006.

(1) Resolution of the Board of Directors regarding establishment of the limit for acquiring own shares

(i) Acquisition of SMFG's own stock in accordance with the resolution at the ordinary general meeting of shareholders held on June 29, 2006

(a) Type of stock to be acquired: Common stock

(b) Number of shares to be acquired: 60,466 shares (upper limit)

(c) Amount of cash to be tendered in exchange for the acquired stock: 79,639,200,000 yen (upper limit)

(d) Acquisition period: From October 16, 2006 to December 29, 2006

(ii) The limit for acquiring SMFG's own stock established pursuant to Article 8 of the Articles of Incorporation

(a) Type of stock to be acquired: Common stock

(b) Number of shares to be acquired: 6,700 shares (upper limit)

(c) Amount of cash to be tendered in exchange for the acquired stock: 10,000,000,000 yen (upper limit)

(d) Acquisition period: From October 16, 2006 to December 29, 2006

(2) Acquisition of own shares

(i) Type of shares acquired: Common shares

(ii) Number of shares acquired: 60,466 shares (upper limit)

(iii)Acquisition price (total amount): 1,270,000 yen per share (total: 76,791,820,000 yen)

(iv)Method of acquisition: Acquisition through ToSTNet-2 (closing price orders), operated by Tokyo Stock Exchange, Inc.

On October 17, 2006, RCC announced that it sold 60,466 shares of common stock of SMFG, all of which SMFG delivered to RCC under the request for acquiring common shares in exchange for 50,000 shares of preferred stock (type 3) (total amount: 50,000 million yen) on September 29, 2006, at 76,791,820,000 yen.

44. On October 13, 2006, SMFG, SMBC Leasing Company, Limited ("SMBC Leasing") and SMBC Auto Leasing Company, Limited ("SMBC Auto Leasing") agreed to pursue strategic joint businesses in leasing and auto leasing with Sumitomo Corporation, Sumisho Lease Co., Ltd. ("Sumisho Lease") and Sumisho Auto Leasing Corporation ("Sumisho Auto Lease"). Upon the basic agreement, SMBC Leasing and Sumisho Lease plan to merge on October 1, 2007 and the new leasing company is expected to become a consolidated subsidiary of SMFG (55% shares owned). This merger is regarded as an acquisition under the Accounting Standard for Business Combinations, and upon this merger taking effect, SMFG plans to recognize goodwill for purposes of its consolidated financial statements. However, the amount of goodwill to be recognized has not yet been determined at present. In addition, SMBC Auto Leasing and Sumisho Auto Lease also plan to merge on October 1, 2007.

Interim Consolidated Statement of Income

Six months ended September 30, 2006	(Millions of yen)
Ordinary income	
Interest income:	909,808
Interest on loans and discounts	651,018
Interest and dividends on securities	157,718
Trust fees	1,416
Fees and commissions	337,322
Trading profits	54,496
Other operating income	501,121
Other income	21,586
Total ordinary income	**1,825,751**
Ordinary expenses	
Interest expenses:	350,193
Interest on deposits	199,933
Fees and commissions	53,927
Trading losses	2,883
Other operating expenses	511,352
General and administrative expenses	432,705
Other expenses	117,553
Total ordinary expenses	**1,468,614**
Ordinary profit	**357,136**
Extraordinary gains	**48,284**
Extraordinary losses	**4,118**
Income before income taxes and minority interests	**401,302**
Income taxes:	
Current	42,273
Deferred	86,218
Minority interests in net income	**29,149**
Net income	**243,660**

Notes to Interim Consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Net income per share was 32,782.19 yen.

3. Net income per share (diluted) was 27,514.41 yen.

4. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the interim term. The valuation differences of securities and money claims between the previous fiscal year-end and this interim term-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this interim term-end are also recorded in the above-mentioned accounts.

5. Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:
(1) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
(2) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

6. "Other income" includes gains on sales of stocks and other securities of 17,987 million yen.

7. "Other expenses" includes write-off of loans of 57,626 million yen, losses on devaluation of stocks of 7,051 million yen, losses on sale of delinquent loans of 5,545 million yen and equity in losses of affiliates of 32,344 million yen.

8. "Extraordinary gains" includes gains on return of securities from retirement benefits trust of 36,330 million yen, gains on reversal of reserve for possible loan losses of 6,470 million yen and gains on change in equity of a subsidiary due to the subsidiary's capital increase of 4,226 million yen.

9. "Extraordinary losses" includes losses on disposal of fixed assets of 2,037 million yen and losses on impairment of fixed assets of 2,006 million yen.

10. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Extraordinary losses" in this interim term.

(Millions of yen)

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Idle assets	27 items	Land and premises etc.	873
Kinki area	Branches	13 branches	Land and premises etc.	349
	Idle assets	18 items		410
Other	Idle assets	12 items	Land and premises etc.	373

At the consolidated subsidiary, SMBC, every branch, which continuously manages and determines income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets which do not have identifiable cash flows (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

On assets which investments are not expected to be recovered, this interim term, SMBC and other consolidated subsidiaries reduced the carrying amounts of idle assets, in the case of SMBC, and those of idle assets and branches, in the case of SMFG and other consolidated subsidiaries, to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which is included in "Extraordinary losses."

Recoverable amounts are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

Interim Consolidated Statement of Changes in Net Assets

Six months ended September 30, 2006 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2006	1,420,877	1,229,225	992,064	(4,393)	3,637,773
Changes in the six months					
Increase due to exchange of shares		221,365			221,365
Cash dividends			(47,951)		(47,951)
Net income			243,660		243,660
Acquisition of own shares				(1,219,877)	(1,219,877)
Disposal of treasury shares		15		56	71
Retirement of treasury shares		(1,174,036)		1,174,036	—
Increase due to increase of subsidiaries			391		391
Increase due to decrease of subsidiaries			11		11
Decrease due to increase of subsidiaries			(6)		(6)
Decrease due to decrease of subsidiaries			(2)		(2)
Transfer from land revaluation excess			231		231
Net changes in the items other than stockholder's equity in the six months					
Net changes in the six months	—	(952,655)	196,335	(45,785)	(802,105)
Balance at September 30, 2006	1,420,877	276,570	1,188,399	(50,178)	2,835,668

(Millions of yen)

	Valuation and translation adjustments							
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	819,927	—	38,173	(41,475)	816,625	—	1,113,025	5,567,424
Changes in the six months								
Increase due to exchange of shares								221,365
Cash dividends								(47,951)
Net income								243,660
Acquisition of own shares								(1,219,877)
Disposal of treasury shares								71
Retirement of treasury shares								—
Increase due to increase of subsidiaries								391
Increase due to decrease of subsidiaries								11
Decrease due to increase of subsidiaries								(6)
Decrease due to decrease of subsidiaries								(2)
Transfer from land revaluation excess								231
Net changes in the items other than stockholder's equity in the six months	3,285	(88,079)	(224)	(6,434)	(91,452)	4	(51,078)	(142,526)
Net changes in the six months	3,285	(88,079)	(224)	(6,434)	(91,452)	4	(51,078)	(944,631)
Balance at September 30, 2006	823,213	(88,079)	37,948	(47,909)	725,173	4	1,061,946	4,622,792

(Note) Amounts less than one million yen have been omitted.

Notes to Interim Consolidated Statement of Changes in Net Assets

1. Amounts less than one million yen have been omitted.

2. Type and number of shares issued and treasury shares are as follows:

	Number of shares as of the previous fiscal year-end	Number of shares increased in the six months	Number of shares decreased in the six months	Number of shares as of the interim term-end
Shares issued				
Common stock	7,424,172.77	(*1) 309,481	–	7,733,653.77
Preferred stock (type 1)	35,000	–	(*2) 35,000	–
Preferred stock (type 2)	100,000	–	(*3) 100,000	–
Preferred stock (type 3)	695,000	–	(*4) 500,000	195,000
Preferred stock (1st series type 4)	4,175	–	–	4,175
Preferred stock (2nd series type 4)	4,175	–	–	4,175
Preferred stock (3rd series type 4)	4,175	–	–	4,175
Preferred stock (4th series type 4)	4,175	–	–	4,175
Preferred stock (5th series type 4)	4,175	–	–	4,175
Preferred stock (6th series type 4)	4,175	–	–	4,175
Preferred stock (7th series type 4)	4,175	–	–	4,175
Preferred stock (8th series type 4)	4,175	–	–	4,175
Preferred stock (9th series type 4)	4,175	–	–	4,175
Preferred stock (10th series type 4)	4,175	–	–	4,175
Preferred stock (11th series type 4)	4,175	–	–	4,175
Preferred stock (12th series type 4)	4,175	–	–	4,175
Preferred stock (1st series type 6)	70,001	–	–	70,001
Total	8,374,273.77	309,481	635,000	8,048,754.77
Treasury shares				
Common stock	6,307.15	(*5) 109,907.81	(*5) 77.62	116,137.34
Preferred stock (type 1)	–	(*2) 35,000	(*2) 35,000	–
Preferred stock (type 2)	–	(*3) 100,000	(*3) 100,000	–
Preferred stock (type 3)	–	(*4) 500,000	(*4) 500,000	–
Total	6,307.15	744,907.81	635,077.62	116,137.34

(*) 1. Increase in number of common shares issued:

- 60,466 shares due to exercising of rights to request acquisition of common shares with respect to preferred stock (type 3)
- 249,015 shares due to issuance of new shares related to the share exchange with SMBC Friend Securities Co., Ltd.

2. Increase in number of treasury shares of preferred stock (type 1):

- 35,000 shares due to acquisition of own shares on May 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders

Decreases in numbers of shares issued and treasury shares of preferred stock (type 1):

- 35,000 shares due to retirement of treasury shares on May 17, 2006

3. Increase in number of treasury shares of preferred stock (type 2):

- 100,000 shares due to acquisition of own shares on May 17 and September 6, 2006 pursuant to the resolution of the ordinary general meeting of shareholders

Decreases in numbers of shares issued and treasury shares of preferred stock (type 2):

- 100,000 shares due to retirement of treasury shares on May 17 and September 6, 2006

4. Increase in number of treasury shares of preferred stock (type 3):

- 450,000 shares due to acquisition of own shares on September 29, 2006 pursuant to the resolution of the ordinary general meeting of shareholders
- 50,000 shares due to acquisition of own shares as a result of exercising of rights to request acquisition of common shares

Decreases in numbers of shares issued and treasury shares of preferred stock (type 3):

- 500,000 shares due to retirement of treasury shares on September 29, 2006.

5. Increase in number of treasury common shares:

- 702.81 shares due to purchase of fractional shares
- 109,205 shares owned consolidated subsidiaries and affiliates in connection with the share exchange with SMBC Friend Securities Co., Ltd.

Decrease in number of treasury common shares:

- 77.62 shares due to sale of fractional shares and delivery of shares in connection with exercising of stock options

3. Information on stock acquisition rights is as follows:

	Detail of stock acquisition rights	Type of shares	Number of shares: Previous fiscal year-end	Number of shares: Increase in the six months	Number of shares: Decrease in the six months	Number of shares: Interim term-end	Balance as of the interim term-end (Millions of yen)
SMFG	Stock acquisition rights as stock options						–
Consolidated subsidiaries							4
Total							4

4. Information on dividends is as follows:

Following dividends were paid in the six months ended September 30, 2006:

Date of resolution	Type of shares	Amount of dividends (Millions of yen)	Cash dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2006	Shares issued				
	Common stock	22,253	3,000	March 31, 2006	June 29, 2006
	Preferred stock (type 1)	367	10,500	March 31, 2006	June 29, 2006
	Preferred stock (type 2)	2,850	28,500	March 31, 2006	June 29, 2006
	Preferred stock (type 3)	9,521	13,700	March 31, 2006	June 29, 2006
	Preferred stock (1st series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (2nd series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (3rd series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (4th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (5th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (6th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (7th series type 4))	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (8th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (9th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (10th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (11th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (12th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (1st series type 6)	6,195	88,500	March 31, 2006	June 29, 2006

Interim Consolidated Statement of Cash Flows

Six months ended September 30, 2006	(Millions of yen)
1. Cash flows from operating activities:	
Income before income taxes and minority interests	401,302
Depreciation of fixed assets	38,389
Depreciation of lease assets	167,651
Losses on impairment of fixed assets	2,006
Amortization of goodwill	2,070
Equity in (earnings) losses of affiliates	32,344
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	(5,121)
Net change in reserve for possible loan losses	(56,241)
Net change in reserve for employee bonuses	(2,512)
Net change in reserve for employee retirement benefits	(3,200)
Interest income	(909,808)
Interest expenses	350,193
Net (gains) losses on securities	56,013
Net (gains) losses from money held in trust	(0)
Net exchange (gains) losses	(41,522)
Net (gains) losses from disposal of fixed assets	1,327
Net (gains) losses from disposal of lease assets	(473)
Net change in trading assets	628,566
Net change in trading liabilities	(965,531)
Net change in loans and bills discounted	(1,909,796)
Net change in deposits	1,332,022
Net change in negotiable certificates of deposit	(222,330)
Net change in borrowed money (excluding subordinated debt)	934,051
Net change in deposits with banks	410,829
Net change in call loans and bills bought and others	(981,573)
Net change in receivables under securities borrowing transactions	778,605
Net change in call money and bills sold and others	(5,047,597)
Net change in commercial paper	(10,000)
Net change in payables under securities lending transactions	394,509
Net change in foreign exchanges (assets)	18,596
Net change in foreign exchanges (liabilities)	(118,530)
Net change in short-term bonds (liabilities)	21,200
Issuance and redemption of bonds (excluding subordinated bonds)	(95,170)
Net change in due to trust account	(267,864)
Interest received	905,873
Interest paid	(324,296)
Other, net	240,032
Subtotal	**(4,245,985)**
Income taxes paid	(84,921)
Net cash used in operating activities	**(4,330,906)**
2. Cash flows from investing activities:	
Purchases of securities	(18,563,216)
Proceeds from sale of securities	11,389,367
Proceeds from maturity of securities	10,257,301
Purchases of tangible fixed assets	(24,041)
Proceeds from sale of tangible fixed assets	3,545
Purchases of intangible fixed assets	(23,957)
Proceeds from sale of intangible fixed assets	4
Purchases of lease assets	(180,717)
Proceeds from sale of lease assets	21,565
Proceeds from sale of stocks of subsidiaries	3,468
Net cash provided by investing activities	**2,883,317**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	10,000
Repayment of subordinated debt	(15,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	120,000
Repayment of subordinated bonds and bonds with stock acquisition rights	(126,829)
Dividends paid	(47,904)
Proceeds from minority stockholders	30,740
Dividends paid to minority stockholders	(30,883)
Purchases of treasury stock	(1,174,922)
Proceeds from disposal of treasury stock	71
Net cash used in financing activities	**(1,234,728)**
4. Effect of exchange rate changes on cash and cash equivalents	**1,279**
5. Net change in cash and cash equivalents	**(2,681,038)**
6. Cash and cash equivalents at beginning of year	**5,159,822**
7. Change in cash and cash equivalents due to newly consolidated subsidiaries	**0**
8. Cash and cash equivalents at end of interim term	**2,478,784**

Notes to Interim Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the interim consolidated statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the interim consolidated balance sheet to "Cash and cash equivalents" at the interim term-end is as follows:

September 30, 2006	(Millions of yen)
Cash and due from banks	4,010,986
Interest-earning deposits	(1,532,202)
Cash and cash equivalents	2,478,784

4. The Enforcement Ordinance of the Banking Law was revised on April 28, 2006 and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, SMFG changed its presentation of consolidated statement of cash flows as follows:
   (1) "Amortization of consolidation goodwill" was included in "Amortization of goodwill."
   (2) In accordance with the change in presentation of "Premises and equipment" in the interim consolidated balance sheet, "Depreciation of premises and equipment" was presented as "Depreciation of fixed assets." "Net (gains) losses from disposal of premises and equipment" was also renamed as "Net (gains) losses from disposal of fixed assets."
   In addition, "Purchases of premises and equipment" and "Proceeds from sale of premises and equipment" were presented as "Purchases of tangible fixed assets" and "Proceeds from sale of tangible fixed assets," respectively.
   (3) In accordance with the change in presentation of interim consolidated balance sheet, software which had been included in "Other assets" was included in "Intangible fixed assets." Therefore, payments or proceeds from purchase or sale of software which had been included in "Other" in "Net cash (used in) provided by operating activities" were included in "Purchases of intangible fixed assets" and "Proceeds from sale of intangible fixed assets."

5. Significant non-money transactions consisted of the followings:
   Capital surplus increased by 221,365 million yen because SMFG made SMBC Friend Securities Co., Ltd. into a wholly-owned subsidiary through an exchange of shares in the six months ended September 30, 2006 and delivered common stocks.

Comparative Consolidated Balance Sheets (Condensed)

(Millions of yen)

September 30, 2006 and 2005, and March 31, 2006	September 30 2006 (A)	September 30 2005 (B)	Change (A-B)	March 31 2006 (C)	Change (A-C)
Assets:					
Cash and due from banks	4,010,986	5,076,696	(1,065,710)	7,107,469	(3,096,483)
Call loans and bills bought	1,462,077	789,440	672,637	651,905	810,172
Receivables under resale agreements	110,257	138,675	(28,418)	117,474	(7,217)
Receivables under securities borrowing transactions	1,178,045	2,165,749	(987,704)	1,956,650	(778,605)
Commercial paper and other debt purchased	940,702	612,330	328,372	633,760	306,942
Trading assets	3,404,589	3,627,610	(223,021)	4,078,025	(673,436)
Money held in trust	2,820	811	2,009	2,912	(92)
Securities	22,351,635	23,579,596	(1,227,961)	25,505,861	(3,154,226)
Loans and bills discounted	59,184,457	56,095,034	3,089,423	57,267,203	1,917,254
Foreign exchanges	929,490	892,413	37,077	947,744	(18,254)
Other assets	3,257,139	3,348,723	(91,584)	3,403,832	(146,693)
Premises and equipment	–	807,079	(807,079)	806,369	(806,369)
Tangible fixed assets	706,702	–	706,702	–	706,702
Intangible fixed assets	228,885	–	228,885	–	228,885
Lease assets	991,699	1,005,761	(14,062)	999,915	(8,216)
Deferred tax assets	1,023,325	1,414,656	(391,331)	1,051,609	(28,284)
Goodwill	–	9,408	(9,408)	6,612	(6,612)
Customers' liabilities for acceptances and guarantees	3,748,150	3,707,061	41,089	3,508,695	239,455
Reserve for possible loan losses	(978,999)	(1,037,217)	58,218	(1,035,468)	56,469
Total assets	102,551,964	102,233,832	318,132	107,010,575	(4,458,611)
Liabilities:					
Deposits	72,165,553	69,242,541	2,923,012	70,834,125	1,331,428
Negotiable certificates of deposit	2,492,353	2,529,775	(37,422)	2,708,643	(216,290)
Call money and bills sold	2,562,041	6,137,278	(3,575,237)	8,016,410	(5,454,369)
Payables under repurchase agreements	805,915	508,598	297,317	396,205	409,710
Payables under securities lending transactions	3,141,635	3,651,048	(509,413)	2,747,125	394,510
Commercial paper	–	7,500	(7,500)	10,000	(10,000)
Trading liabilities	1,932,323	1,786,166	146,157	2,908,158	(975,835)
Borrowed money	3,061,744	2,087,187	974,557	2,133,707	928,037
Foreign exchanges	329,273	433,654	(104,381)	447,722	(118,449)
Short-term bonds	405,100	460,500	(55,400)	383,900	21,200
Bonds	4,155,770	4,329,026	(173,256)	4,241,417	(85,647)
Due to trust account	50,733	42,260	8,473	318,597	(267,864)
Other liabilities	2,920,902	2,817,197	103,705	2,625,594	295,308
Reserve for employee bonuses	22,868	22,018	850	25,300	(2,432)
Reserve for employee retirement benefits	33,864	35,893	(2,029)	36,786	(2,922)
Reserve for expenses related to EXPO 2005 Japan	–	284	(284)	–	–
Other reserves	1,136	1,092	44	1,141	(5)
Deferred tax liabilities	49,876	47,422	2,454	49,484	392
Deferred tax liabilities for land revaluation	49,929	50,466	(537)	50,133	(204)
Acceptances and guarantees	3,748,150	3,707,061	41,089	3,508,695	239,455
Total liabilities	97,929,171	97,896,973	32,198	101,443,151	(3,513,980)
Minority interests	–	1,074,517	(1,074,517)	1,113,025	(1,113,025)
Total stockholders' equity	–	3,262,340	(3,262,340)	4,454,399	(4,454,399)
Total liabilities, minority interests and stockholders' equity	–	102,233,832	(102,233,832)	107,010,575	(107,010,575)
Total net assets	4,622,792	–	4,622,792	–	4,622,792
Total liabilities and net assets	102,551,964	–	102,551,964	–	102,551,964

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of Income (Condensed)

(Millions of yen)

Six months ended September 30, 2006 and 2005, and Year ended March 31, 2006	Six months ended September 30			Year ended March 31
	2006 (A)	2005 (B)	Change (A-B)	2006
Ordinary income	**1,825,751**	**1,757,879**	**67,872**	**3,705,136**
Interest income:	909,808	769,316	140,492	1,662,600
Interest on loans and discounts	651,018	588,151	62,867	1,214,142
Interest and dividends on securities	157,718	120,932	36,786	317,352
Trust fees	1,416	4,285	(2,869)	8,631
Fees and commissions	337,322	327,875	9,447	703,928
Trading profits	54,496	12,448	42,048	32,807
Other operating income	501,121	576,540	(75,419)	1,144,147
Other income	21,586	67,412	(45,826)	153,021
Ordinary expenses	**1,468,614**	**1,294,111**	**174,503**	**2,741,582**
Interest expenses:	350,193	215,601	134,592	500,993
Interest on deposits	199,933	114,236	85,697	266,648
Fees and commissions	53,927	49,167	4,760	84,336
Trading losses	2,883	189	2,694	—
Other operating expenses	511,352	403,592	107,760	876,635
General and administrative expenses	432,705	421,626	11,079	853,796
Other expenses	117,553	203,933	(86,380)	425,819
Ordinary profit	**357,136**	**463,768**	**(106,632)**	**963,554**
Extraordinary gains	**48,284**	**61,397**	**(13,113)**	**97,952**
Extraordinary losses	**4,118**	**13,872**	**(9,754)**	**18,144**
Income before income taxes and minority interests	**401,302**	**511,293**	**(109,991)**	**1,043,362**
Income taxes:				
Current	42,273	32,367	9,906	69,818
Deferred	86,218	60,672	25,546	226,901
Minority interests in net income	**29,149**	**25,925**	**3,224**	**59,800**
Net income	**243,660**	**392,327**	**(148,667)**	**686,841**

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of

Capital Surplus and Retained Earnings (Condensed)

(Millions of yen)

Six months ended September 30, 2005 and Year ended March 31, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Capital surplus		
Capital surplus at beginning of year	974,346	974,346
Increase in capital surplus	2	254,878
Capital surplus at end of term (year)	974,349	1,229,225
Retained earnings		
Retained earnings at beginning of year	329,963	329,963
Increase in retained earnings	412,337	706,506
Decrease in retained earnings	44,396	44,405
Retained earnings at end of term (year)	697,905	992,064

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

Six months ended September 30, 2006 and 2005, and Year ended March 31, 2006	September 30 2006 (A)	September 30 2005 (B)	Change (A-B)	March 31 2006
1. Cash flows from operating activities:				
Income before income taxes and minority interests	401,302	511,293	(109,991)	1,043,362
Depreciation of premises, equipment and others	-	40,218	(40,218)	82,671
Depreciation of fixed assets	38,389	-	38,389	-
Depreciation of lease assets	167,651	166,592	1,059	336,871
Losses on impairment of fixed assets	2,006	10,580	(8,574)	12,303
Amortization of goodwill	2,070	3,469	(1,399)	6,270
Equity in (earnings) losses of affiliates	32,344	(14,081)	46,425	(31,887)
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	(5,121)	(60,192)	55,071	(63,257)
Net change in reserve for possible loan losses	(56,241)	(238,154)	181,913	(241,530)
Net change in reserve for employee bonuses	(2,512)	(1,857)	(655)	1,403
Net change in reserve for employee retirement benefits	(3,200)	1,101	(4,301)	1,993
Net change in reserve for expenses related to EXPO 2005 Japan	-	53	(53)	(231)
Interest income	(909,808)	(769,316)	(140,492)	(1,662,600)
Interest expenses	350,193	215,601	134,592	500,993
Net (gains) losses on securities	56,013	(64,257)	120,270	(27,853)
Net (gains) losses from money held in trust	(0)	(13)	13	(13)
Net exchange (gains) losses	(41,522)	(62,513)	20,991	(175,815)
Net (gains) losses from disposal of premises and equipment	-	(275)	275	(551)
Net (gains) losses from disposal of fixed assets	1,327	-	1,327	-
Net (gains) losses from disposal of lease assets	(473)	(666)	193	(3,235)
Net change in trading assets	628,566	163,674	464,892	(225,005)
Net change in trading liabilities	(965,531)	(347,755)	(617,776)	746,642
Net change in loans and bills discounted	(1,909,796)	(1,213,748)	(696,048)	(2,311,499)
Net change in deposits	1,332,022	688,527	643,495	2,210,634
Net change in negotiable certificates of deposit	(222,330)	(186,912)	(35,418)	(8,026)
Net change in borrowed money (excluding subordinated debt)	934,051	(13,469)	947,520	90,612
Net change in deposits with banks	410,829	55,542	355,287	175,960
Net change in call loans and bills bought and others	(981,573)	200,494	(1,182,067)	342,387
Net change in receivables under securities borrowing transactions	778,605	(1,597,409)	2,376,014	(1,388,310)
Net change in call money and bills sold and others	(5,047,597)	1,262,966	(6,310,563)	3,027,037
Net change in commercial paper	(10,000)	(366,600)	356,600	(364,100)
Net change in payables under securities lending transactions	394,509	(216,953)	611,462	(1,120,876)
Net change in foreign exchanges (assets)	18,596	6,635	11,961	(46,473)
Net change in foreign exchanges (liabilities)	(118,530)	(45,233)	(73,297)	(31,381)
Net change in short-term bonds (liabilities)	21,200	459,500	(438,300)	382,900
Issuance and redemption of bonds (excluding subordinated bonds)	(95,170)	(269,880)	174,710	(365,646)
Net change in due to trust account	(267,864)	(8,196)	(259,668)	268,140
Interest received	905,873	803,273	102,600	1,691,320
Interest paid	(324,296)	(208,281)	(116,015)	(509,760)
Other, net	240,032	129,264	110,768	(104,996)
Subtotal	(4,245,985)	(966,978)	(3,279,007)	2,238,450
Income taxes paid	(84,921)	14,248	(99,169)	(30,096)
Net cash (used in) provided by operating activities	(4,330,906)	(952,729)	(3,378,177)	2,208,354
2. Cash flows from investing activities:				
Purchases of securities	(18,563,216)	(29,777,298)	11,214,082	(43,620,790)
Proceeds from sale of securities	11,389,367	24,077,266	(12,687,899)	33,089,259
Proceeds from maturity of securities	10,257,301	6,696,817	3,560,484	10,164,213
Purchases of money held in trust	-	(750)	750	(2,851)
Proceeds from sale of money held in trust	-	3,789	(3,789)	3,789
Purchases of premises and equipment	-	(13,389)	13,389	(43,066)
Purchases of tangible fixed assets	(24,041)	-	(24,041)	-
Proceeds from sale of premises and equipment	-	11,107	(11,107)	17,733
Proceeds from sale of tangible fixed assets	3,545	-	3,545	-
Purchases of intangible fixed assets	(23,957)	-	(23,957)	-
Proceeds from sale of intangible fixed assets	4	-	4	-
Purchases of lease assets	(180,717)	(192,899)	12,182	(380,894)
Proceeds from sale of lease assets	21,565	28,661	(7,096)	55,186
Proceeds from sale of stocks of subsidiaries	3,468	54,937	(51,469)	54,937
Net cash provided by investing activities	2,883,317	888,242	1,995,075	(662,482)
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	10,000	33,000	(23,000)	103,000
Repayment of subordinated debt	(15,000)	(82,343)	67,343	(215,884)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	120,000	408,038	(288,038)	431,458
Repayment of subordinated bonds and bonds with stock acquisition rights	(126,829)	(162,800)	35,971	(198,800)
Proceeds from issuance of stocks	-	-	-	136,451
Dividends paid	(47,904)	(44,355)	(3,549)	(44,373)
Proceeds from minority stockholders	30,740	48,025	(17,285)	59,640
Dividends paid to minority stockholders	(30,883)	(27,034)	(3,849)	(42,366)
Purchases of treasury stock	(1,174,922)	(1,001)	(1,173,921)	(2,209)
Proceeds from sale of treasury stock	-	26	(26)	452,549
Proceeds from disposal of treasury stock	71	-	71	-
Net cash provided by financing activities	(1,234,728)	171,555	(1,406,283)	679,464
4. Effect of exchange rate changes on cash and cash equivalents	1,279	1,794	(515)	3,840
5. Net change in cash and cash equivalents	(2,681,038)	108,861	(2,789,899)	2,229,177
6. Cash and cash equivalents at beginning of year	5,159,822	2,930,645	2,229,177	2,930,645
7. Change in cash and cash equivalents due to newly consolidated subsidiaries	0	-	0	-
8. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries	-	-	-	(0)
9. Cash and cash equivalents at end of term (year)	2,478,784	3,039,507	(560,723)	5,159,822

(Note) Amounts less than one million yen have been omitted.

V. SEGMENT INFORMATION

(1) Business segment information

Six months ended September 30, 2006 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	1,227,836	390,901	207,013	1,825,751	–	1,825,751
(2) Intersegment	22,937	9,729	101,444	134,111	(134,111)	–
Total	1,250,773	400,631	308,458	1,959,863	(134,111)	1,825,751
Ordinary expenses	933,478	379,804	273,075	1,586,359	(117,744)	1,468,614
Ordinary profit	317,295	20,826	35,382	373,504	(16,367)	357,136

(Notes)
1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.

Six months ended September 30, 2005 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	1,183,343	367,078	207,456	1,757,879	–	1,757,879
(2) Intersegment	20,798	9,443	97,699	127,940	(127,940)	–
Total	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
Ordinary expenses	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
Ordinary profit	380,033	21,436	76,579	478,049	(14,281)	463,768

Year ended March 31, 2006 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	2,485,470	755,137	464,529	3,705,136	–	3,705,136
(2) Intersegment	44,864	18,503	204,294	267,661	(267,661)	–
Total	2,530,334	773,640	668,823	3,972,798	(267,661)	3,705,136
Ordinary expenses	1,764,055	728,363	487,692	2,980,111	(238,529)	2,741,582
Ordinary profit	766,278	45,277	181,130	992,686	(29,131)	963,554

(2) Geographic segment information

Six months ended September 30, 2006 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	1,532,565	119,112	81,932	92,141	1,825,751	-	1,825,751
(2) Intersegment	45,146	21,838	2,909	27,607	97,501	(97,501)	-
Total	1,577,711	140,951	84,841	119,748	1,923,253	(97,501)	1,825,751
Ordinary expenses	1,290,105	101,982	68,373	95,788	1,556,249	(87,634)	1,468,614
Ordinary profit	287,606	38,968	16,468	23,960	367,003	(9,867)	357,136

(Notes)
1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany and France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.

Six months ended September 30, 2005 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	1,579,894	77,007	46,224	54,752	1,757,879	-	1,757,879
(2) Intersegment	29,904	20,784	1,724	16,207	68,621	(68,621)	-
Total	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
Ordinary expenses	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
Ordinary profit	401,674	29,728	7,192	31,968	470,564	(6,795)	463,768

Year ended March 31, 2006 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	3,256,730	176,443	125,351	146,611	3,705,136	-	3,705,136
(2) Intersegment	70,044	41,114	2,836	36,345	150,341	(150,341)	-
Total	3,326,774	217,558	128,188	182,956	3,855,478	(150,341)	3,705,136
Ordinary expenses	2,482,510	152,350	103,720	136,967	2,875,548	(133,966)	2,741,582
Ordinary profit	844,264	65,208	24,468	45,988	979,929	(16,375)	963,554

(3) Ordinary income from overseas operations

(Millions of yen)

	Consolidated ordinary income from overseas operations (A)	Consolidated ordinary income (B)	(A) / (B)
Six months ended September 30, 2006	293,186	1,825,751	16.1 %
Six months ended September 30, 2005	177,984	1,757,879	10.1 %
Year ended March 31, 2006	448,406	3,705,136	12.1 %

(Notes)
1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

VI. Products, Orders and Sales

This information is not available because of the specialty of banking business.

Market Value of Securities and Money Held in Trust

[1] Securities

1. As of September 30, 2006

(Notes)

1. The amounts shown in the following tables include negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claims on trust such as receivables classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to interim nonconsolidated financial statements.

(1) Bonds classified as held-to-maturity with market value

As of September 30, 2006 (Millions of yen)

	Consolidated balance sheet	Market value	Net unrealized gains (losses)
Japanese government bonds	749,983	740,068	(9,915)
Japanese local government bonds	96,997	94,594	(2,403)
Japanese corporate bonds	379,928	375,829	(4,099)
Other	9,917	10,139	222
Total	1,236,826	1,220,630	(16,195)

(Note) Market value is calculated using market prices at the interim term-end.

(2) Other securities with market value

As of September 30, 2006 (Millions of yen)

	Acquisition cost	Consolidated balance sheet	Net unrealized gains (losses)
Stocks	1,970,424	3,569,347	1,598,922
Bonds	9,328,374	9,152,122	(176,252)
Japanese government bonds	7,874,690	7,719,254	(155,436)
Japanese local government bonds	512,392	501,778	(10,613)
Japanese corporate bonds	941,292	931,089	(10,202)
Other	4,175,904	4,141,168	(34,736)
Total	15,474,703	16,862,637	1,387,933

(Notes)

1. Consolidated balance sheet amount is calculated as follows:
   Stocks — Average market prices during one month before the interim term-end
   Bonds and other — Market prices at the interim term-end
2. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the interim consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the interim term. Valuation loss for this interim term was 1,247 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
   Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.
   Issuers requiring caution : Market value is 30% or more lower than acquisition cost.
   Normal issuers : Market value is 50% or more lower than acquisition cost.
   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
   Issuers requiring caution: Issuers that are identified for close monitoring.
   Normal issuers: Issuers other than the above four categories of issuers.

(3) Securities with no available market value

As of September 30, 2006 (Millions of yen)

	Consolidated balance sheet
Bonds classified as held-to-maturity	
Unlisted foreign securities	26
Other	8,267
Other securities	
Unlisted stocks (excluding OTC stocks)	421,099
Unlisted bonds	2,729,834
Unlisted foreign securities	475,506
Other	409,421

2. As of September 30, 2005

(Notes)

1. The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to interim nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of September 30, 2005 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in the earnings for the term
Securities classified as trading purposes	1,589,914	(1,296)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2005 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	659,835	653,970	(5,865)	948	6,813
Japanese local government bonds	58,545	57,397	(1,148)	-	1,148
Japanese corporate bonds	69,747	68,907	(840)	-	840
Other	27,678	28,120	441	441	-
Total	815,806	808,394	(7,411)	1,390	8,802

(Note) Market value is calculated using market prices at the interim term-end.

(3) Other securities with market value

As of September 30, 2005 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,904,528	2,897,259	992,730	1,031,519	38,788
Bonds	12,400,547	12,317,414	(83,132)	4,822	87,955
Japanese government bonds	10,723,139	10,649,794	(73,345)	1,207	74,552
Japanese local government bonds	540,423	534,633	(5,790)	939	6,729
Japanese corporate bonds	1,136,983	1,132,986	(3,997)	2,676	6,673
Other	3,878,943	3,866,998	(11,944)	34,002	45,947
Total	18,184,018	19,081,672	897,653	1,070,345	172,691

(Notes)

1. Net unrealized gains on other securities shown above include losses of 557 million yen that is recognized in the interim term's earnings by applying fair value hedge accounting and valuation losses of 400 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Consolidated balance sheet amount is calculated as follows:
   - Stocks: Average market prices during one month before the interim term-end
   - Bonds and other: Market prices at the interim term-end
3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the interim consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the interim term. Valuation loss for this interim term was 212 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the interim term

There are no corresponding transactions.

(5) Other securities sold during the interim term

Six months ended September 30, 2005 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	24,077,266	88,639	13,991

(6) Securities with no available market value

As of September 30, 2005 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	2,531
Other	5,271
Other securities	
Unlisted stocks (excluding OTC stocks)	417,028
Unlisted bonds	2,264,800
Unlisted foreign securities	425,527
Other	267,941

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of September 30, 2005 (Millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	2,338,479	7,357,651	2,618,161	3,056,053
Japanese government bonds	1,968,207	4,729,637	1,621,591	2,990,192
Japanese local government bonds	26,564	277,662	288,476	475
Japanese corporate bonds	343,707	2,350,350	708,093	65,385
Other	453,001	2,087,818	565,488	802,079
Total	2,791,480	9,445,469	3,183,649	3,858,132

3. As of March 31, 2006

(Notes)

1. The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and commercial paper and beneficiary claims on commodity investment trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of March 31, 2006 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in the earnings for the fiscal year
Securities classified as trading purposes	1,088,599	(648)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2006 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	750,204	730,568	(19,635)	306	19,942
Japanese local government bonds	96,892	93,527	(3,365)	–	3,365
Japanese corporate bonds	379,614	371,560	(8,053)	–	8,053
Other	19,619	19,893	274	274	–
Total	1,246,330	1,215,549	(30,781)	580	31,361

(Note) Market value is calculated using market prices at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2006 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,903,193	3,605,884	1,702,690	1,722,129	19,438
Bonds	12,683,880	12,386,646	(297,233)	988	298,222
Japanese government bonds	11,083,609	10,815,889	(267,720)	173	267,894
Japanese local government bonds	525,076	510,885	(14,191)	282	14,473
Japanese corporate bonds	1,075,194	1,059,872	(15,321)	532	15,854
Other	4,194,178	4,162,057	(32,120)	48,052	80,172
Total	18,781,252	20,154,589	1,373,337	1,771,170	397,833

(Notes)

1. Net unrealized gains on other securities shown above include losses of 3,193 million yen that is recognized in the fiscal year's earnings by applying fair value hedge accounting.
2. Consolidated balance sheet amount is calculated as follows:
   - Stocks: Average market prices during one month before the fiscal year-end
   - Bonds and other: Market prices at the fiscal year-end
3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was 97 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

   Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.
   Issuers requiring caution : Market value is 30% or more lower than acquisition cost.
   Normal issuers : Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
   Issuers requiring caution: Issuers that are identified for close monitoring.
   Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2006			(Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Other securities	33,089,259	138,964	78,609

(6) Securities with no available market value

As of March 31, 2006	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	269
Other	3,758
Other securities	
Unlisted stocks (excluding OTC stocks)	402,747
Unlisted bonds	2,518,691
Unlisted foreign securities	457,953
Other	309,303

(7) Change of classification of securities

There are no corresponding items.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2006				(Millions of yen)
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	5,841,530	4,784,630	2,468,673	3,037,217
Japanese government bonds	5,339,631	2,060,842	1,239,560	2,926,058
Japanese local government bonds	32,135	252,239	322,956	445
Japanese corporate bonds	469,763	2,471,547	906,156	110,713
Other	870,175	1,564,473	682,146	848,570
Total	6,711,706	6,349,103	3,150,820	3,885,788

[2] Money Held in Trust

1. As of September 30, 2006

(1) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(2) Other money held in trust

As of September 30, 2006 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains
Other money held in trust	2,602	2,820	217

(Note) Interim consolidated balance sheet amount is calculated using market prices at the interim term-end.

2. As of September 30, 2005

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of September 30, 2005 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
Other money held in trust	602	811	209	209	–

(Note) Interim consolidated balance sheet amount is calculated using market prices at the interim term-end.

3. As of March 31, 2006

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2006 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
Other money held in trust	2,703	2,912	209	209	–

(Note) Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

[3] Net Unrealized Gains on Other Securities and Other Money Held in Trust

1. As of September 30, 2006

"Net unrealized gains on other securities" that is reported on the interim consolidated balance sheet is as follows:

As of September 30, 2006	(Millions of yen)
Net unrealized gains	1,388,146
Other securities	1,387,928
Other money held in trust	217
(−) Deferred tax liabilities	563,620
Net unrealized gains on other securities (before following adjustment)	824,525
(−) Minority interests	7,123
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	5,811
Net unrealized gains on other securities	823,213

(Note)

Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

2. As of September 30, 2005

"Net unrealized gains on other securities" that is reported on the interim consolidated balance sheet is as follows:

As of September 30, 2005	(Millions of yen)
Net unrealized gains	898,836
Other securities	898,626
Other money held in trust	209
(−) Deferred tax liabilities	364,380
Net unrealized gains on other securities (before following adjustment)	534,455
(−) Minority interests	10,029
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	8,645
Net unrealized gains on other securities	533,070

(Notes)

1. Net unrealized gains on other securities shown above include losses of 557 million yen that is recognized in the interim term's earnings by applying fair value hedge accounting and valuation losses of 400 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

3. As of March 31, 2006

"Net unrealized gains on other securities" that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2006	(Millions of yen)
Net unrealized gains	1,376,785
Other securities	1,376,576
Other money held in trust	209
(−) Deferred tax liabilities	559,501
Net unrealized gains on other securities (before following adjustment)	817,283
(−) Minority interests	8,343
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	10,986
Net unrealized gains on other securities	819,927

(Notes)

1. Net unrealized gains on other securities shown above include losses of 3,193 million yen that is recognized in the fiscal year's earnings by applying fair value hedge accounting.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Market Value Information on Derivative Transactions

Please refer to EDINET system (https://info.edinet.go.jp/EdiHtml/main.htm) after the middle of December 2006 (available in Japanese).

SMFG will also disclose derivative information on our Interim Financial Report that will be issued in February 2007. (http://www.smfg.co.jp/english/index.html)

November 22, 2006

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Nonconsolidated Financial Results for the Six Months ended September 30, 2006

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)

URL: http://www.smfg.co.jp

President: Teisuke Kitayama

Date of Approval of Financial Results by the Board of Directors: November 22, 2006

1. Financial Results (for the six months ended September 30, 2006)

Amounts less than one million yen have been omitted.

(1) Operating Results

(Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit	
Six Months						
ended September 30, 2006	¥ 321,340	– %	¥ 319,772	– %	¥ 319,112	– %
ended September 30, 2005	16,206	(92.1)	14,468	(92.9)	12,424	(93.9)
Fiscal Year ended March 31, 2006	55,482		52,285		48,264	

	Net Income		Net Income per Share
Six Months			
ended September 30, 2006	¥ 318,223	728.0%	¥ 42,605.28
ended September 30, 2005	38,435	(81.0)	5,646.36
Fiscal Year ended March 31, 2006	73,408		6,836.35

Notes: 1. Average number of common stocks outstanding
(a) for the six months ended September 30, 2006: 7,469,110 shares (b) for the six months ended September 30, 2005: 6,807,052 shares
(c) for the fiscal year ended March 31, 2006 : 6,978,978 shares
2. There is no change in accounting methods.
3. Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous interim term. In case the amounts are more than one thousand, they are not reported pursuant to the Regulations of Tokyo Stock Exchange.

(2) Financial Position

(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share
September 30, 2006	¥ 3,929,752	¥ 3,252,213	82.8%	¥ 349,036.81
September 30, 2005	3,653,155	3,312,686	90.7	268,549.24
March 31, 2006	4,166,332	3,935,426	94.5	330,206.27

Notes: 1. Number of common stocks outstanding
(a) as of September 30, 2006: 7,726,721 shares (b) as of September 30, 2005: 6,897,741 shares (c) as of March 31, 2006: 7,417,865 shares
2. Number of treasury stocks
(a) as of September 30, 2006: 6,932 shares (b) as of September 30, 2005: 405,731 shares (c) as of March 31, 2006: 6,307 shares

2. Earnings Forecast (for the fiscal year ending March 31, 2007)

(Millions of yen)

	Operating Income	Ordinary Profit	Net Income
Fiscal Year ending March 31, 2007	¥ 370,000	¥ 365,000	¥ 365,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2007 is 46,519.05 yen.

3. Cash Dividends (common stock) Please see the next page for information of the preferred stock.

	Interim Dividends per Share	Year-end Dividends per Share	Annual Dividends per Share
Fiscal Year ended March 31, 2006	¥ –	¥ 3,000	¥ 3,000
Fiscal Year ending March 31, 2007 (result)	–	–	7,000
Fiscal Year ending March 31, 2007 (forecast)	–	7,000	

Average number of shares outstanding during the term (year)

	For the Six Months ended September 30, 2006	For the Six Months ended September 30, 2005	For the Fiscal Year ended March 31, 2006
Common stock	7,469,110	6,807,052	6,978,978
Preferred stock (type 1)	5,833	35,000	35,000
Preferred stock (type 2)	61,333	100,000	100,000
Preferred stock (type 3)	611,666	695,000	695,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	–	9,496	4,748
Preferred stock (1st series type 6)	70,001	70,001	70,001

Number of shares outstanding as of term (year)-end

	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Common stock	7,726,721	6,897,741	7,417,865
Preferred stock (type 1)	–	35,000	35,000
Preferred stock (type 2)	–	100,000	100,000
Preferred stock (type 3)	195,000	695,000	695,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (1st series type 6)	70,001	70,001	70,001

(Notes)

1. The amounts shown above exclude numbers of treasury stock.
2. Change in the number of shares during the interim term is as follows:

	Type	Change in number of shares
Decrease due to retirement of preferred stock (type 1)	Preferred stock (type 1)	(35,000) shares
Decrease due to retirement of preferred stock (type 2)	Preferred stock (type 2)	(100,000) shares
Decrease due to retirement of preferred stock (type 3)	Preferred stock (type 3)	(500,000) shares
Increase due to delivery of common stock in exchange of preferred stock (type 3)	Common stock	60,466 shares
Increase in common stock due to exchange of shares with SMBC Friend Securities Co., Ltd.	Common stock	249,015 shares

Calculation for Index

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks issued during the year (excluding treasury stock) (*)}}$$

(*) On October 17, 2006, SMFG acquired 60,466 own shares of common stock in accordance with the resolution of the meeting of the Board of Directors held on October 13, 2006. Therefore, forecasted net income per share is calculated assuming that forecasted average number of common stocks issued is 7,567,682.

Dividends per share (preferred stock)

Type	Record Date	Cash dividends per share (Yen)		
		Interim term-end	Year-end	Annual
Preferred stock (type 1)	Fiscal year ended March 31, 2006	–	¥ 10,500	¥ 10,500
	Fiscal year ended March 31, 2007 (result)	–	–	–
	Fiscal year ended March 31, 2007 (forecast)	–	–	
Preferred stock (type 2)	Fiscal year ended March 31, 2006	–	28,500	28,500
	Fiscal year ended March 31, 2007 (result)	–	–	–
	Fiscal year ended March 31, 2007 (forecast)	–	–	
Preferred stock (type 3)	Fiscal year ended March 31, 2006	–	13,700	13,700
	Fiscal year ended March 31, 2007 (result)	–	–	–
	Fiscal year ended March 31, 2007 (forecast)	–	–	
Preferred stock (1st to 12th series type 4)	Fiscal year ended March 31, 2006	–	135,000	135,000
	Fiscal year ended March 31, 2007 (result)	–	–	135,000
	Fiscal year ended March 31, 2007 (forecast)	–	135,000	
Preferred stock (1st series type 6)	Fiscal year ended March 31, 2006	–	88,500	88,500
	Fiscal year ended March 31, 2007 (result)	–	–	88,500
	Fiscal year ended March 31, 2007 (forecast)	–	88,500	

Nonconsolidated Balance Sheets

(Millions of yen, %)

September 30, 2006 and 2005, and March 31, 2006	September 30 2006	%	September 30 2005	%	March 31, 2006 (Condensed)	%
Assets		%		%		%
Current assets						
Cash and due from banks	18,458		54,252		561,862	
Other current assets	63,436		10,923		17,509	
Total current assets	81,894	2.1	65,176	1.8	579,372	13.9
Fixed assets						
Tangible fixed assets	9		2		1	
Intangible fixed assets	26		34		28	
Investments and other assets	3,847,671		3,587,489		3,586,627	
Investments in subsidiaries and affiliates	3,847,651		3,586,045		3,586,045	
Other	20		1,443		582	
Total fixed assets	3,847,707	97.9	3,587,526	98.2	3,586,657	86.1
Deferred charges	150	0.0	452	0.0	301	0.0
Total assets	3,929,752	100.0	3,653,155	100.0	4,166,332	100.0
Liabilities						
Current liabilities						
Short-term borrowings	620,000		340,000		230,000	
Reserve for employees bonuses	76		61		70	
Other current liabilities	57,463		407		835	
Total current liabilities	677,539	17.2	340,469	9.3	230,905	5.5
Total liabilities	677,539	17.2	340,469	9.3	230,905	5.5
Stockholders' equity						
Capital stock	–	–	1,352,651	37.0	1,420,877	34.1
Capital surplus						
Capital reserve	–		1,352,764		1,420,989	
Other capital surplus	–		499,532		684,406	
Total capital surplus	–	–	1,852,296	50.7	2,105,396	50.6
Retained earnings						
Voluntary reserve	–		30,420		30,420	
Unappropriated retained earnings	–		348,152		383,126	
Total retained earnings	–	–	378,572	10.4	413,546	9.9
Treasury stock	–	–	(270,834)	(7.4)	(4,393)	(0.1)
Total stockholders' equity	–	–	3,312,686	90.7	3,935,426	94.5
Total liabilities and stockholders' equity	–	–	3,653,155	100.0	4,166,332	100.0
Net assets						
Stockholders' equity						
Capital stock	1,420,877	36.2	–	–	–	–
Capital surplus						
Capital reserve	642,355		–		–	
Other capital surplus	510,385		–		–	
Total capital surplus	1,152,740	29.3	–	–	–	–
Retained earnings						
Other retained earnings						
Voluntary reserve	30,420		–		–	
Retained earnings brought forward	653,398		–		–	
Total retained earnings	683,818	17.4	–	–	–	–
Treasury stock	(5,223)	(0.1)	–	–	–	–
Total stockholders' equity	3,252,213	82.8	–	–	–	–
Total net assets	3,252,213	82.8	–	–	–	–
Total liabilities and net assets	3,929,752	100.0	–	–	–	–

Nonconsolidated Statements of Income

Six months ended September 30, 2006 and 2005, and
Year ended March 31, 2006

(Millions of yen, %)

	Six months ended September 30						Year ended March 31, 2006 (Condensed)		
	2006			2005					
Operating income			%			%			%
Dividends on investments in subsidiaries and affiliates	317,486			12,039			46,432		
Fees and commissions received from subsidiaries	3,854			4,155			9,038		
Interest income on loans to subsidiaries and affiliates	–	321,340	100.0	11	16,206	100.0	11	55,482	100.0
Operating expenses									
General and administrative expenses	1,567	1,567	0.5	1,737	1,737	10.7	3,196	3,196	5.8
Operating profit		319,772	99.5		14,468	89.3		52,285	94.2
Nonoperating income		219	0.1		66	0.4		138	0.3
Nonoperating expenses		880	0.3		2,111	13.0		4,159	7.5
Ordinary profit		319,112	99.3		12,424	76.7		48,264	87.0
Extraordinary gains		–	–		27,579	170.2		27,579	49.7
Income before income taxes		319,112	99.3		40,004	246.9		75,844	136.7
Income taxes:									
Current	345			1			3		
Deferred	542	888	0.3	1,567	1,569	9.7	2,431	2,435	4.4
Net income		318,223	99.0		38,435	237.2		73,408	132.3
Unappropriated retained earnings carried forward		–			309,717			309,717	
Unappropriated retained earnings at end of term (year)		–			348,152			383,126	

Nonconsolidated Statement of Changes in Net Assets

Six months ended September 30, 2006 (Millions of yen)

	Stockholders' equity										
		Capital surplus			Retained earnings						
					Other retained earnings						
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Net assets
Balance at March 31, 2006	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	(4,393)	3,935,426	3,935,426
Changes in the six months										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	–					–	–
Increase due to exchange of shares		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						318,223	318,223		318,223	318,223
Acquisition of own shares								(1,174,922)	(1,174,922)	(1,174,922)
Disposal of treasury shares			15	15				56	71	71
Retirement of treasury shares			(1,174,036)	(1,174,036)				1,174,036	–	–
Net changes in the six months	–	(778,634)	(174,021)	(952,655)	–	270,272	270,272	(830)	(683,213)	(683,213)
Balance at September 30, 2006	1,420,877	642,355	510,385	1,152,740	30,420	653,398	683,818	(5,223)	3,252,213	3,252,213

Significant Accounting Policies for Nonconsolidated Financial Statements

1. Valuation of securities
Investments in subsidiaries and affiliates, and other securities without market value are carried at cost using the moving-average method.

2. Depreciation of fixed assets
(1) Tangible fixed assets
SMFG adopts the declining-balance method. Buildings are depreciated using the straight-line method.
(2) Intangible assets
SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Reserve for employee bonuses
Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses attributable to this interim term.

4. Lease transactions
Financing leases, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

5. Consumption taxes
National and local consumption taxes are accounted for using the tax-excluded method.

Changes in Significant Accounting Policies

1. Accounting Standard for Presentation of Net Assets in the Balance Sheet
Effective April 1, 2006, SMFG applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan (ASBJ) Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8, issued on December 9, 2005), and changed its balance sheet presentation as follows:
(1) Former "Stockholders' equity" was renamed as "Net assets." The amount corresponding to former stockholders' equity at September 30, 2006 was 3,252,213 million yen.
(2) "Voluntary reserve" and "Unappropriated retained earnings" which had been included in "Retained earnings" was presented as "Voluntary reserve" and "Retained earnings brought forward" in "Other retained earnings," respectively.

2. Accounting Standard for Share-based Payment
Effective April 1, 2006, SMFG applied "Accounting Standard for Share-based Payment" (ASBJ Statement No.8, issued on December 27, 2005) and "Guidance on Accounting Standard for Stock Options" (ASBJ Guidance No.11, issued on May 31, 2006). This accounting change had no impact on the interim statement of income.

3. Accounting Standards for Business Combinations
Effective April 1, 2006, SMFG applied "Accounting Standards for Business Combinations" ("Opinion Concerning Establishment of Accounting Standards for Business Combinations," issued by the Business Accounting Council on October 31, 2003), "Accounting Standard for Business Divestitures" (ASBJ Statement No.7, issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No.10, issued on December 27, 2005).

Notes to Nonconsolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Accumulated depreciation of premises and equipment was 2 million yen.

3. Contingent liabilities
SMFG has guaranteed the Deposit Protection Fund within the Association of German Banks for the return of up to 95,475 million yen in customers' deposits at SMBC's Düsseldorf Branch.

Notes to Nonconsolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Nonoperating income includes interest on loans of 208 million yen.

3. Nonoperating expenses include interest on borrowings of 550 million yen, fees and commissions of 179 million yen and amortization of organization costs of 150 million yen.

4. Depreciation cost is as follows:

Tangible fixed assets	0 million yen
Intangible fixed assets	6 million yen

Notes to Nonconsolidated Statement of Changes in Net Assets

1. Amounts less than one million yen have been omitted.

2. Type and number of treasury shares are as follows:

	Number of treasury shares at the previous fiscal year-end	Increase in numbers of shares in the interim term	Decrease in numbers of shares in the interim term	Number of treasury shares at the interim term-end
Treasury shares				
Common stock	6,307.15	(*1) 702.81	(*2) 77.62	6,932.34
Preferred stock (type 1)	–	(*3) 35,000	(*3) 35,000	–
Preferred stock (type 2)	–	(*4) 100,000	(*4) 100,000	–
Preferred stock (type 3)	–	(*5) 500,000	(*5) 500,000	–
Total	6,307.15	635,702.81	635,077.62	6,932.34

(Notes)

***1. Increase in number of treasury shares:**
- 702.81 shares due to purchase of fractional shares

2. Decrease in number of treasury shares:
- 77.62 shares due to sale of fractional shares and delivery of treasury shares in connection with exercising of stock options

3. Increase in number of treasury shares:
- 35,000 shares due to acquisition of own shares on May 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders

Decrease in number of treasury shares:
- 35,000 shares due to retirement of treasury shares on May 17, 2006

4. Increase in number of treasury shares:
- 100,000 shares due to acquisition of own shares on May 17 and September 6, 2006 pursuant to the resolution of the ordinary general meeting of shareholders

Decrease in number of treasury shares:
- 100,000 shares due to retirement of treasury shares on May 17 and September 6, 2006

5. Increase in number of treasury shares:
- 450,000 shares due to acquisition of own shares on September 29, 2006 pursuant to the resolution of the ordinary general meeting of shareholders
- 50,000 shares due to acquisition of own shares as a result of exercising rights to request acquisition of common shares on September 29, 2006.

Decrease in number of treasury shares:
- 500,000 shares due to retirement of treasury shares on September 29, 2006

Securities

SMFG has no investments in subsidiaries and affiliates that have market value.

Business Combinations

Transactions under common control

Please refer to note 41 in Notes to Interim Consolidated Balance Sheet.

Subsequent Events

1. SMFG resolved to acquire and retire shares of preferred stock (type 3) owned by the Resolution and Collection Corporation (RCC) at the meeting of the Board of Directors held on October 5, 2006, and carried it out on October 11, 2006 as described below. The acquisition of the preferred shares was executed within SMFG's own stock acquisition limit pursuant to Article 155-3 and 156-1 of the Company Law. The amount of retired shares was deducted from Capital surplus.

   Details of acquisition and retirement

   Preferred stock (type 3)

   (1) Number of shares to be acquired: 195,000 shares

   (2) Total amount to be acquired: 222,241,500,000 yen

2. SMFG resolved to establish the limit for acquiring own shares at the meeting of the Board of Directors held on October 13, 2006, and carried it out on October 17, 2006.

   (1) Resolution of the Board of Directors regarding establishment of the limit for acquiring own shares

   (i) Acquisition of SMFG's own stock in accordance with the resolution at the ordinary general meeting of shareholders held on June 29, 2006

   (a) Type of stock to be acquired: Common stock

   (b) Number of shares to be acquired: 60,466 shares (upper limit)

   (c) Amount of cash to be tendered in exchange for the acquired stock: 79,639,200,000 yen (upper limit)

   (d) Acquisition period: From October 16, 2006 to December 29, 2006

   (ii) The limit for acquiring SMFG's own stock established pursuant to Article 8 of the Articles of Incorporation

   (a) Type of stock to be acquired: Common stock

   (b) Number of shares to be acquired: 6,700 shares (upper limit)

   (c) Amount of cash to be tendered in exchange for the acquired stock: 10,000,000,000 yen (upper limit)

   (d) Acquisition period: From October 16, 2006 to December 29, 2006

   (2) Acquisition of own shares

   (i) Type of shares acquired: Common shares

   (ii) Number of shares acquired: 60,466 shares (upper limit)

   (iii)Acquisition price (total amount): 1,270,000 yen per share (total: 76,791,820,000 yen)

   (iv)Method of acquisition: Acquisition through ToSTNet-2 (closing price orders), operated by Tokyo Stock Exchange, Inc.

On October 17, 2006, RCC announced that it sold 60,466 shares of common stock of SMFG, all of which SMFG delivered to RCC under the request for acquiring common shares in exchange of 50,000 shares of preferred stock (type 3) (total amount: 50,000 million yen) on September 29, 2006, at 76,791,820,000 yen.

(English Translation)

Financial Results
for the Six Months
ended September 30, 2006
-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

<Table of Contents>

Page

Financial Highlights for the Six Months ended September 30, 2006

(Notes) 1. <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. ("SMFG")

2. <Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation ("SMBC")

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Financial Highlights for the Six Months ended September 30, 2006

1. Income Analysis

<SMBC Non-consolidated>

(Millions of yen)

		Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
Gross banking profit	1	609,120	(157,528)	766,648
Excluding gains (losses) on bonds	2	*670,813*	*(67,469)*	*738,282*
Gross domestic profit	3	540,056	(86,520)	626,576
Excluding gains (losses) on bonds	4	*590,052*	*(18,835)*	*608,887*
Net interest income	5	451,514	(7,532)	459,046
Trust fees	6	1,404	(2,880)	4,284
Net fees and commissions	7	129,392	(1,291)	130,683
Net trading income	8	971	2,009	(1,038)
Net other operating income	9	(43,226)	(76,826)	33,600
Gains (losses) on bonds	10	*(49,996)*	*(67,685)*	*17,689*
Gross international profit	11	69,064	(71,007)	140,071
Excluding gains (losses) on bonds	12	*80,760*	*(48,635)*	*129,395*
Net interest income	13	(7,703)	(3,008)	(4,695)
Net fees and commissions	14	30,096	(2,654)	32,750
Net trading income	15	39,154	34,546	4,608
Net other operating income	16	7,516	(99,892)	107,408
Gains (losses) on bonds	17	*(11,696)*	*(22,371)*	*10,675*
Expenses (excluding non-recurring losses)	18	(297,511)	(5,096)	(292,415)
Personnel expenses	19	(96,868)	2,020	(98,888)
Non-personnel expenses	20	(183,893)	(6,847)	(177,046)
Taxes	21	(16,749)	(269)	(16,480)
Banking profit (before provision for general reserve for possible loan losses)	22	311,609	(162,624)	474,233
Excluding gains (losses) on bonds	23	*373,301*	*(72,566)*	*445,867*
Provision for general reserve for possible loan losses	24	-	(24,335)	24,335
Banking profit	25	311,609	(186,959)	498,568
Gains (losses) on bonds	26	(61,692)	(90,057)	28,365
Non-recurring gains (losses)	27	(42,531)	96,259	(138,790)
Credit related costs	28	(46,701)	107,293	(153,994)
Gains (losses) on stocks	29	8,720	(16,222)	24,942
Gains on sale of stocks	30	14,742	(19,395)	34,137
Losses on sale of stocks	31	(97)	263	(360)
Losses on devaluation of stocks	32	(5,924)	2,909	(8,833)
Other non-recurring gains (losses)	33	(4,550)	5,188	(9,738)
Ordinary profit	34	269,078	(90,700)	359,778
Extraordinary gains (losses)	35	29,272	33,934	(4,662)
Gains (losses) on disposal of premises and equipment	36	-	(665)	665
Gains (losses) on disposal of fixed assets	37	(864)	(864)	-
Losses on impairment of fixed assets	38	(1,457)	3,831	(5,288)
Gains on reversal of reserve for possible loan losses	39	13,330	13,330	-
Gains on collection of written-off claims	40	137	125	12
Gains on return of securities from retirement benefits trust	41	36,330	36,330	-
Losses on liquidation of subsidiary	42	(18,203)	(18,203)	-
Income before income taxes	43	298,351	(56,764)	355,115
Income taxes, current	44	(7,753)	(2,672)	(5,081)
Income taxes, deferred	45	(106,951)	(55,684)	(51,267)
Net income	46	183,646	(115,120)	298,766

Total credit cost (24+28+39+40)	47	(33,233)	96,426	(129,659)
Provision for general reserve for possible loan losses	48	19,549	(4,786)	24,335
Write-off of loans	49	(39,937)	(23,133)	(16,804)
Provision for specific reserve for possible loan losses	50	(6,265)	116,382	(122,647)
Losses on sales of delinquent loans	51	(6,764)	7,982	(14,746)
Provision for loan loss reserve for specific overseas countries	52	46	(156)	202
Gains on collection of written-off claims	53	137	137	

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

<Consolidated>

(Millions of yen)

		Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
Consolidated gross profit	1	885,809	(136,107)	1,021,916
Net interest income	2	559,615	5,900	553,715
Trust fees	3	1,416	(2,869)	4,285
Net fees and commissions	4	283,394	4,687	278,707
Net trading income	5	51,613	39,354	12,259
Net other operating income	6	(10,230)	(183,178)	172,948
General and administrative expenses	7	(432,705)	(11,079)	(421,626)
Credit related costs	8	(64,977)	111,548	(176,525)
Write-off of loans	9	(57,626)	(14,945)	(42,681)
Provision for specific reserve for possible loan losses	10	-	143,816	(143,816)
Provision for general reserve for possible loan losses	11	-	(39,495)	39,495
Other credit cost	12	(7,350)	22,172	(29,522)
Gains (losses) on stocks	13	10,370	(24,895)	35,265
Equity in earnings (losses) of affiliates	14	(32,344)	(46,425)	14,081
Other income (expenses)	15	(9,016)	326	(9,342)
Ordinary profit	16	357,136	(106,632)	463,768
Extraordinary gains (losses)	17	44,165	(3,359)	47,524
Losses on impairment of fixed assets	18	(2,006)	8,574	(10,580)
Gains on reversal of reserve for possible loan losses	19	6,470	6,470	-
Gains on collection of written-off claims	20	542	171	371
Gains on return of securities from retirement benefits trust	21	36,330	36,330	-
Income before income taxes and minority interests	22	401,302	(109,991)	511,293
Income taxes, current	23	(42,273)	(9,906)	(32,367)
Income taxes, deferred	24	(86,218)	(25,546)	(60,672)
Minority interests in net income	25	(29,149)	(3,224)	(25,925)
Net income	26	243,660	(148,667)	392,327

(Note) Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+19+20)	27	(57,963)	118,562	(176,525)

(Note) Gains on collection of written-off claims are included in Total credit cost in six months ended Sep. 30, 2006.

(Reference) (Billions of yen)

Consolidated net business profit	28	426.4	(153.2)	579.6

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items)) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Sep. 30, 2006	Change	Mar. 31, 2006
Consolidated subsidiaries	29	176	14	162
Affiliated companies accounted for by equity method	30	61	(2)	63

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
(1)Banking profit (before provision for general reserve for possible loan losses)	311,609	(162,624)	474,233
Per employee (thousands of yen)	18,492	(9,239)	27,731
(2)Banking profit	311,609	(186,959)	498,568
Per employee (thousands of yen)	18,492	(10,662)	29,154
(3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	373,301	(72,566)	445,867
Per employee (thousands of yen)	22,153	(3,919)	26,072
Overhead ratio	48.8	10.7	38.1

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staff, and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.
2. Banking profit per employee is calculated on the basis of the average number of employees during the period.
3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
Yield on interest earning assets (A)	1.47	0.00	1.47
Interest earned on loans and bills discounted (C)	1.65	(0.10)	1.75
Interest earned on securities	1.00	0.23	0.77
Total cost of funding (including expenses) (B)	0.88	0.05	0.83
Cost of interest bearing liabilities	0.11	0.03	0.08
Interest paid on deposits, etc. (D)	0.06	0.04	0.02
Interest paid on other liabilities	0.31	0.07	0.24
Expense ratio	0.77	0.02	0.75
Overall interest spread (A) - (B)	0.59	(0.05)	0.64
Interest spread (C) - (D)	1.59	(0.14)	1.73

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
Gains (losses) on bonds	(61,692)	(90,057)	28,365
Gains on sales	11,784	(28,043)	39,827
Losses on sales	(68,046)	(56,794)	(11,252)
Gains on redemption	43	(29)	72
Losses on redemption	(5,473)	(5,193)	(280)
Losses on devaluation	-	-	-
Gains (losses) on stocks	8,720	(16,222)	24,942
Gains on sales	14,742	(19,395)	34,137
Losses on sales	(97)	263	(360)
Losses on devaluation	(5,924)	2,909	(8,833)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) are recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses)* are directly included in Net assets)
	Without market value	Cost method or amortized cost method
Investments in subsidiaries and affiliates		Cost method

*The amount recognized in income statement by application of fair value hedge accounting is excluded from the amount directly included in Net assets.

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) are recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) are directly included in Net assets)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated> (Millions of yen)

	Sep. 30, 2006				Mar. 31, 2006		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(16,195)	14,587	374	(16,570)	(30,782)	577	(31,359)
Stocks of subsidiaries and affiliates	32,776	(234,799)	103,063	(70,286)	267,575	270,285	(2,710)
Other securities	1,417,430	101,224	1,669,272	(251,841)	1,316,206	1,695,589	(379,383)
Stocks	1,622,075	(10,329)	1,639,651	(17,575)	1,632,404	1,649,881	(17,476)
Bonds	(169,151)	113,103	618	(169,770)	(282,254)	727	(282,981)
Others	(35,493)	(1,550)	29,002	(64,495)	(33,943)	44,980	(78,924)
Other money held in trust	217	8	236	(18)	209	209	-
Total	1,434,229	(118,979)	1,772,946	(338,716)	1,553,208	1,966,661	(413,453)
Stocks	1,654,852	(245,127)	1,742,714	(87,862)	1,899,979	1,920,166	(20,186)
Bonds	(185,568)	127,739	771	(186,340)	(313,307)	1,033	(314,341)
Others	(35,053)	(1,590)	29,460	(64,514)	(33,463)	45,460	(78,924)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on loan trust and commodity investment trusts in 'Commercial paper and other debt purchased'.
2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Mar. 31, 2006 include losses of JPY 3,193 million that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.

<Consolidated> (Millions of yen)

	Sep. 30, 2006				Mar. 31, 2006		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(16,195)	14,586	375	(16,571)	(30,781)	580	(31,361)
Other securities	1,387,933	14,596	1,652,324	(264,391)	1,373,337	1,771,170	(397,833)
Stocks	1,598,922	(103,768)	1,619,410	(20,487)	1,702,690	1,722,129	(19,438)
Bonds	(176,252)	120,981	1,354	(177,607)	(297,233)	988	(298,222)
Others	(34,736)	(2,616)	31,558	(66,295)	(32,120)	48,052	(80,172)
Other money held in trust	217	8	236	(18)	209	209	-
Total	1,371,955	29,190	1,652,936	(280,980)	1,342,765	1,771,960	(429,195)
Stocks	1,598,922	(103,768)	1,619,410	(20,487)	1,702,690	1,722,129	(19,438)
Bonds	(192,670)	135,618	1,508	(194,178)	(328,288)	1,294	(329,583)
Others	(34,296)	(2,660)	32,017	(66,314)	(31,636)	48,535	(80,172)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on loan trust in 'Commercial paper and other debt purchased'.
2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Mar. 31, 2006 include losses of JPY 3,193 million that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.

6. Redemption Schedule of Other Securities <SMBC Non-consolidated>

Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Billions of yen)

	Sep. 30, 2006					Mar. 31, 2006				
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	4,267.4	3,440.5	2,125.9	2,505.6	12,339.6	5,684.0	4,501.5	2,297.1	2,918.1	15,400.9
Japanese government bonds	3,719.6	1,056.8	808.6	2,400.8	7,985.9	5,284.2	1,961.9	1,084.4	2,806.9	11,137.6
Japanese local government bonds	38.5	187.6	314.7	0.4	541.4	21.0	207.3	317.4	0.4	546.1
Japanese corporate bonds	509.2	2,196.0	1,002.6	104.3	3,812.3	378.8	2,332.2	895.3	110.7	3,717.1
Other	1,104.7	1,066.2	810.1	517.2	3,498.3	720.6	1,508.4	666.4	671.7	3,567.2
Total	5,372.2	4,506.7	2,936.1	3,022.9	15,838.0	6,404.7	6,009.9	2,963.5	3,589.9	18,968.2

7. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis) <SMBC Non-consolidated>

(Billions of yen)

	Sep. 30, 2006				Mar. 31, 2006			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains (losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains (losses)
Interest rate swaps	42.5	74.5	(32.0)	(145.2)	46.5	101.0	(54.5)	(170.4)
Currency swaps	9.3	7.2	2.1	0.4	3.3	5.6	(2.3)	0.8
Others	0.4	2.8	(2.4)	0.8	6.4	3.3	3.1	2.4
Total	52.2	84.5	(32.3)	(144.0)	56.2	109.9	(53.7)	(167.2)

(Notes) 1. Derivative transactions are valuated at fair value on the balance sheet.
2. SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Sep. 30, 2006				Mar. 31, 2006			
	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	7,361.0	12,568.5	4,008.6	23,938.1	5,587.5	16,061.5	5,045.3	26,694.3
Receivable floating rate /payable fixed rate	972.4	4,100.1	5,636.9	10,709.4	903.4	5,564.3	5,635.5	12,103.2
Receivable floating rate /payable floating rate	452.0	30.5	20.3	502.8	253.8	230.7	20.8	505.3
Total contract amount	8,785.4	16,699.1	9,665.8	35,150.3	6,744.7	21,856.5	10,701.6	39,302.8

3. Employee Retirement Benefits

(1) Projected benefit obligation

<SMBC Non-consolidated> (Millions of yen)

		Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
Projected benefit obligation*	(A)	842,444	13,884	828,560
<Discount rate>		<2.5%>	< - >	<2.5%>
Fair value of plan assets*	(B)	1,207,292	321,882	885,410
Reserve for employee retirement benefits*	(C)	-	-	-
Prepaid pension cost*	(D)	176,976	19,513	157,463
Unrecognized prior service cost (deductible from the obligation)*	(E)	(58,999)	9,240	(68,239)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E)	(128,871)	(297,724)	168,853

*As of the beginning of the term

(Reference) <Consolidated> (Millions of yen)

		Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
Projected benefit obligation*	(A)	909,802	18,491	891,311
Fair value of plan assets*	(B)	1,236,535	328,082	908,453
Reserve for employee retirement benefits*	(C)	36,786	1,994	34,792
Prepaid pension cost*	(D)	176,976	19,052	157,924
Unrecognized prior service cost (deductible from the obligation)*	(E)	(59,727)	9,436	(69,163)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E)	(126,816)	(301,969)	175,153

*As of the beginning of the term

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

		Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
Cost for employee retirement benefits	(A)	(141)	(14,670)	14,529
Service cost		7,856	(277)	8,133
Interest cost on projected benefit obligation		10,530	173	10,357
Expected returns on plan assets		(14,832)	(2,792)	(12,040)
Amortization of unrecognized prior service cost		(5,542)	(923)	(4,619)
Amortization of unrecognized actuarial net gain (loss)		1,361	(10,734)	12,095
Others		483	(120)	603
Gains on return of securities from retirement benefits trust	(B)	(36,330)	(36,330)	-
Total	(A+B)	(36,471)	(51,000)	14,529

(Reference) <Consolidated> (Millions of yen)

		Six months ended Sep. 30, 2006	Change	Six months ended Sep. 30, 2005
Pension expenses	(A)	3,199	(15,390)	18,589
Gains on return of securities from retirement benefits trust	(B)	(36,330)	(36,330)	-
Total	(A+B)	(33,130)	(51,719)	18,589

9. Capital Ratio

<Consolidated>

(Billions of yen, %)

	Sep. 30, 2006 (a) [Preliminary]	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
(1) Capital ratio	10.07	(2.32)	(0.93)	12.39	11.00
Tier I ratio	5.50	(1.61)	(0.43)	7.11	5.93
(2) Tier I	3,737.7	(908.2)	(8.4)	4,645.9	3,746.1
Net unrealized losses on other securities	-	-	-	-	-
(3) Tier II	3,737.7	(330.0)	(8.4)	4,067.7	3,746.1
(a) Unrealized gains on securities	629.1	1.3	218.2	627.8	410.9
(b) Land revaluation excess	39.7	(0.2)	(0.2)	39.9	39.9
(c) General reserve for possible loan losses	712.8	(29.8)	115.4	742.6	597.4
(d) Subordinated debt	2,356.1	(301.3)	(341.8)	2,657.4	2,697.9
(4) Subtraction items	630.6	11.3	82.6	619.3	548.0
(5) Total capital (2) + (3) - (4)	6,844.9	(1,249.5)	(99.3)	8,094.4	6,944.2
(6) Risk-adjusted assets	67,945.9	2,623.6	4,818.0	65,322.3	63,127.9

<SMBC consolidated>

Capital ratio (BIS Guidelines)	10.86	0.09	(0.33)	10.77	11.19

<SMBC Non-consolidated>

Capital ratio (BIS Guidelines)	11.48	0.13	(0.52)	11.35	12.00

10. ROE <Consolidated>

(%)

	Six months ended Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	FY2005 (b)	Six months ended Sep. 30, 2005 (c)
ROE (numerator: Net income)	16.2	(17.0)	(39.8)	33.2	56.0

(Note)

ROE = (Net income - Dividends on preferred stocks) X (number of days in a year) / (number of days in the six-month period) / {(Stockholders' equity at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price) + (Net assets at the end of the term) - (Number of preferred shares outstanding at the end of the term) X (Issue price) - (Stock acquisition rights at the end of the term) - (Minority interests at the end of the term)} / 2 X 100

(%)

	Six months ended Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	FY2005 (b)	Six months ended Sep. 30, 2005 (c)
Diluted ROE (numerator: Net income)	12.1	(6.9)	(13.8)	19.0	25.9

(Note)

Diluted ROE = (Net income) X (number of days in a year) / (number of days in the six-month period) / {(Stockholders' equity at the beginning of the term) + (Net assets at the end of the term)- (Stock acquisition rights at the end of the term) - (Minority interests at the end of the term)} / 2 X 100

11. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

(Billions of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve Ratio	
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 136.0 (i) (Change from Mar. 31, 2006: -28.5)	Portion of claims secured by collateral or guarantees, etc. 124.2 (a)		Fully reserved 11.8	Direct Write-offs (*1)	Specific Reserve 16.4 (*2)	100% (*3)	
Potentially Bankrupt Borrowers	Doubtful Assets 425.1 (ii) (Change from Mar. 31, 2006: -48.3)	Portion of claims secured by collateral or guarantees, etc. 223.3 (b)		Necessary amount reserved 201.8		Specific Reserve 199.7 (*2)	98.9% (*3)	
Borrowers Requiring Caution	Substandard Loans 305.6 (iii) (Change from Mar. 31, 2006: -16.6) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 102.8 (c)				General Reserve for Substandard Loans 91.9	46.1% (*3)	23.5% (*3)
	Normal Assets 58,442.1	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve 553.5	7.5% [16.9%] (*4)	
Normal Borrowers		Claims to Normal Borrowers					0.4% (*4)	

Loan Loss Reserve for Specific Overseas Countries 2.3

Total 59,308.8 (iv)

A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c)	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5) D/C
866.7 (v) (Change from Mar. 31, 2006: -93.4) <Problem asset ratio ((v)/(iv)) 1.5%>	450.3	416.4	308.0	74.0%

Coverage Ratio = (B+D)/A 87.5%

(*1) Includes amount of direct reduction totaling JPY 537.0 billion.

(*2) Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: JPY 4.6 billion, Potentially Bankrupt Borrowers: JPY 5.8 billion)

(*3) Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category's total unsecured claims.

(*4) Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

13. Risk-Monitored Loans

<SMBC Non-consolidated>

(Millions of yen)

		Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Risk-monitored loans	Bankrupt loans	42,129	1,215	(30,055)	40,914	72,184
	Non-accrual loans	485,764	(65,319)	(413,104)	551,083	898,868
	Past due loans (3 months or more)	33,648	10,202	(17,662)	23,446	51,310
	Restructured loans	271,960	(26,768)	(57,298)	298,728	329,258
	Total	833,503	(80,670)	(518,118)	914,173	1,351,621
	Amount of direct reduction	517,796	(69,820)	(573,824)	587,616	1,091,620
Total loans (term-end balance)		53,902,477	2,044,918	2,953,319	51,857,559	50,949,158

(%)

		Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Ratio to total loans	Bankrupt loans	0.1	0.0	0.0	0.1	0.1
	Non-accrual loans	0.9	(0.2)	(0.9)	1.1	1.8
	Past due loans (3 months or more)	0.1	0.1	0.0	0.0	0.1
	Restructured loans	0.5	(0.1)	(0.2)	0.6	0.7
	Total	1.5	(0.3)	(1.2)	1.8	2.7

<Consolidated>

(Millions of yen)

		Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Risk-monitored loans	Bankrupt loans	64,857	5,525	(24,823)	59,332	89,680
	Non-accrual loans	638,385	(75,981)	(446,293)	714,366	1,084,678
	Past due loans (3 months or more)	36,865	12,294	(16,980)	24,571	53,845
	Restructured loans	407,927	(36,962)	(152,368)	444,889	560,295
	Total	1,148,036	(95,124)	(640,463)	1,243,160	1,788,499
	Amount of direct reduction	701,346	(52,773)	(615,596)	754,119	1,316,942
Total loans (term-end balance)		59,184,457	1,917,254	3,089,423	57,267,203	56,095,034

(%)

		Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Ratio to total loans	Bankrupt loans	0.1	0.0	(0.1)	0.1	0.2
	Non-accrual loans	1.1	(0.1)	(0.8)	1.2	1.9
	Past due loans (3 months or more)	0.1	0.1	0.0	0.0	0.1
	Restructured loans	0.7	(0.1)	(0.3)	0.8	1.0
	Total	1.9	(0.3)	(1.3)	2.2	3.2

13. Reserve for Possible Loan Losses

<SMBC Non-consolidated>

(Millions of yen)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	771,822	(44,615)	(319)	816,437	772,141
General reserve	553,458	(19,078)	160,238	572,536	393,220
Specific reserve	216,056	(25,490)	(159,137)	241,546	375,193
Loan loss reserve for specific overseas countries	2,307	(47)	(1,420)	2,354	3,727
Amount of direct reduction	536,992	(66,630)	(576,036)	603,622	1,113,028

<Consolidated>

(Millions of yen)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	978,999	(56,469)	(58,218)	1,035,468	1,037,217
General reserve	712,817	(29,797)	115,432	742,614	597,385
Specific reserve	263,874	(26,625)	(172,230)	290,499	436,104
Loan loss reserve for specific overseas countries	2,307	(47)	(1,420)	2,354	3,727
Amount of direct reduction	750,546	(48,598)	(617,056)	799,144	1,367,602

14. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated>

(%)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	96.9	2.3	19.7	94.6	77.2
After direct reduction	92.6	3.3	35.5	89.3	57.1

<Consolidated>

(%)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	93.5	1.6	16.1	91.9	77.4
After direct reduction	85.3	2.0	27.3	83.3	58.0

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

15. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Bankrupt and quasi-bankrupt assets	135,964	(28,546)	(165,725)	164,510	301,689
Doubtful assets	425,160	(48,249)	(298,608)	473,409	723,768
Substandard loans	305,609	(16,566)	(74,959)	322,175	380,568
Total (A)	866,734	(93,361)	(539,293)	960,095	1,406,027
Normal assets	58,442,069	2,457,132	3,471,359	55,984,937	54,970,710
Total (B)	59,308,803	2,363,771	2,932,066	56,945,032	56,376,737
Problem asset ratio (A/B)	1.5	(0.2)	(1.0)	1.7	2.5
Amount of direct reduction	536,992	(66,630)	(576,036)	603,622	1,113,028

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Total coverage (C)	758,261	(115,203)	(509,594)	873,464	1,267,855
Reserve for possible loan losses* (D)	308,001	(48,136)	(185,943)	356,137	493,944
Amount recoverable due to guarantees, collateral and others (E)	450,260	(67,067)	(323,650)	517,327	773,910

* Sum of general reserve for Substandard loans and specific reserve.

(%)

Coverage ratio (C) / (A)	87.5	(3.5)	(2.7)	91.0	90.2
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	141.0	2.1	31.0	138.9	110.0

(%)

Reserve ratio to unsecured assets (D) / (A - E)	74.0	(6.4)	(4.1)	80.4	78.1
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	185.3	0.9	63.1	184.4	122.2

<Consolidated>

(Millions of yen, %)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Bankrupt and quasi-bankrupt assets	217,452	(32,649)	(176,614)	250,101	394,066
Doubtful assets	515,626	(49,323)	(314,486)	564,949	830,112
Substandard loans	451,650	(25,755)	(170,447)	477,405	622,097
Total (A)	1,184,728	(107,729)	(661,549)	1,292,457	1,846,277
Normal assets	62,978,721	2,247,627	3,833,566	60,731,094	59,145,155
Total (B)	64,163,449	2,139,898	3,172,017	62,023,551	60,991,432
Problem asset ratio (A/B)	1.8	(0.3)	(1.2)	2.1	3.0

(Millions of yen)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Total coverage (C)	1,016,790	(116,131)	(607,028)	1,132,921	1,623,818
Reserve for possible loan losses (D)	350,915	(47,964)	(192,879)	398,879	543,794
Amount recoverable due to guarantees, collateral and others (E)	665,875	(68,167)	(414,149)	734,042	1,080,024

(%)

Coverage ratio (C) / (A)	85.8	(1.9)	(2.2)	87.7	88.0
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	138.8	1.9	24.1	136.9	114.7

(%)

Reserve ratio to unsecured assets (D) / (A - E)	67.6	(3.8)	(3.4)	71.4	71.0
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	188.7	3.3	53.3	185.4	135.4

16. Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2006	Change in the six months ended Sep. 30, 2006	Problem assets newly classified during the six months ended Sep. 30, 2006	Amount of off-balancing	Sep. 30, 2006
Bankrupt and quasi-bankrupt assets	164.5	(28.5)	27.2	(55.7)	136.0
Doubtful assets	473.4	(48.3)	96.7	(145.0)	425.1
Total	637.9	(76.8)	123.9	(200.7)	561.1
Result of measures connected to off-balancing*1	112.9				97.0

Breakdown of off-balancing by factor*2

Disposition by borrowers' liquidation	(53.2)
Reconstructive disposition --- (a)	(20.1)
Improvement in debtors' performance due to (a)	(12.2)
Loan sales to market	(60.5)
Direct write-offs	64.6
Others	(119.3)
Collection/repayment, etc.	(93.6)
Improvement in debtors' performance	(25.7)
Total	(200.7)

(*1) The measures connected to off-balancing are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(*2) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

17. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding offshore banking account)	48,498,229	1,036,977	1,633,068	47,461,252	46,865,161
Manufacturing	5,215,867	43,163	61,852	5,172,704	5,154,015
Agriculture, forestry, fisheries, and mining	132,045	(1,711)	(4,005)	133,756	136,050
Construction	1,209,362	(73,837)	(141,793)	1,283,199	1,351,155
Transportation, communications and public enterprises	2,786,748	128,386	115,287	2,658,362	2,671,461
Wholesale and retail	5,060,573	(110,028)	(240,837)	5,170,601	5,301,410
Finance and insurance	5,523,470	451,122	667,965	5,072,348	4,855,505
Real estate	6,407,086	90,221	(189,930)	6,316,865	6,597,016
Various services	5,943,919	212,297	146,622	5,731,622	5,797,297
Municipalities	522,672	(135,083)	39,344	657,755	483,328
Others	15,696,483	432,448	1,178,562	15,264,035	14,517,921
Overseas offices and offshore banking accounts	5,404,247	1,007,940	1,320,251	4,396,307	4,083,996
Public sector	25,386	(13,606)	(57,537)	38,992	82,923
Financial institutions	297,156	(51,308)	48,593	348,464	248,563
Commerce and industry	4,813,446	997,663	1,231,760	3,815,783	3,581,686
Others	268,257	75,191	97,435	193,066	170,822
Total	53,902,477	2,044,918	2,953,319	51,857,559	50,949,158

Risk-Monitored Loans

(Millions of yen)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding offshore banking account)	783,305	(83,493)	(541,633)	866,798	1,324,938
Manufacturing	62,381	(2,239)	(13,000)	64,620	75,381
Agriculture, forestry, fisheries, and mining	3,213	36	58	3,177	3,155
Construction	37,871	(2,039)	(81,482)	39,910	119,353
Transportation, communications and public enterprises	92,206	12,807	56,558	79,399	35,648
Wholesale and retail	81,284	(9,762)	(55,497)	91,046	136,781
Finance and insurance	5,221	(8,306)	(38,702)	13,527	43,923
Real estate	229,122	(28,085)	(222,733)	257,207	451,855
Various services	205,186	(49,420)	(151,492)	254,606	356,678
Municipalities	-	-	-	-	-
Others	66,817	3,516	(35,344)	63,301	102,161
Overseas offices and offshore banking accounts	50,198	2,823	23,515	47,375	26,683
Public sector	-	-	(117)	-	117
Financial institutions	-	-	-	-	-
Commerce and industry	50,198	2,823	23,632	47,375	26,566
Others	-	-	-	-	-
Total	833,503	(80,670)	(518,118)	914,173	1,351,621

(2) Problem Assets Based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2006				Mar. 31, 2006	Sep. 30, 2005
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding offshore banking account)	812,605	76.0	(96,249)	(561,372)	908,854	1,373,977
Manufacturing	64,805	64.0	(3,214)	(14,216)	68,019	79,021
Agriculture, forestry, fisheries, and mining	3,213	51.5	36	58	3,177	3,155
Construction	38,756	58.4	(2,323)	(110,323)	41,079	149,079
Transportation, communications and public enterprises	92,449	81.1	5,491	54,215	86,958	38,234
Wholesale and retail	83,345	60.6	(10,312)	(56,505)	93,657	139,850
Finance and insurance	6,340	88.7	(8,366)	(38,839)	14,706	45,179
Real estate	245,957	83.4	(28,202)	(210,889)	274,159	456,846
Various services	208,970	79.2	(52,886)	(149,463)	261,856	358,433
Municipalities	-	-	-	-	-	-
Others	68,766	100.0	3,529	(35,410)	65,237	104,176
Overseas offices and offshore banking accounts	54,128	55.4	2,887	22,078	51,241	32,050
Public sector	-	-	-	(117)	-	117
Financial institutions	-	-	-	-	-	-
Commerce and industry	54,128	55.4	2,887	22,195	51,241	31,933
Others	-	-	-	-	-	-
Total	866,734	74.0	(93,361)	(539,293)	960,095	1,406,027

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Consumer loans	14,531,670	(193,844)	105,512	14,725,514	14,426,158
Housing loans	13,583,819	(187,993)	129,247	13,771,812	13,454,572
Residential purpose	9,915,204	(129,330)	252,029	10,044,534	9,663,175
Other consumer loans	947,851	(5,850)	(23,734)	953,701	971,585

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

	Sep. 30, 2006			Mar. 31, 2006	Sep. 30, 2005
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Outstanding balance	36,114,517	618,459	1,255,034	35,496,058	34,859,483
Ratio to total loans	74.5	(0.3)	0.1	74.8	74.4

(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

18. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Loan balance	34,806	(705)	(3,298)	35,511	38,104
Number of countries	2	-	(3)	2	5

(2) Loans to Asian, Central American, and South American countries

(i) Loans to major Asian countries

(Millions of yen)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Indonesia	71,080	4,738	14,295	66,342	56,785
Thailand	384,512	31,731	102,946	352,781	281,566
Korea	268,198	9,291	38,885	258,907	229,313
Hong Kong	398,858	106,991	129,195	291,867	269,663
China	388,290	45,638	87,412	342,652	300,878
Singapore	355,407	63,136	105,241	292,271	250,166
India	48,282	15,520	24,300	32,762	23,982
Malaysia	77,915	9,852	(59,153)	68,063	137,068
Pakistan	1,576	(46)	(165)	1,622	1,741
Others	93,193	2,939	94	90,254	93,099
Total	2,087,316	289,793	443,050	1,797,523	1,644,266

(Notes) Classified by domicile of debtors (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Chile	4,716	1,428	3,584	3,288	1,132
Columbia	220	(715)	(756)	935	976
Mexico	45,208	7,599	(1,670)	37,609	46,878
Argentina	14	-	-	14	14
Brazil	53,722	(2,583)	5,890	56,305	47,832
Venezuela	4,956	(359)	(746)	5,315	5,702
Panama	258,758	18,479	52,375	240,279	206,383
Others	3,976	719	856	3,257	3,120
Total	371,573	24,569	59,533	347,004	312,040

(3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Sep. 30, 2006 (a)	Reserve ratio	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Overseas offices and Japan offshore banking accounts	54,128	55.4	2,887	22,078	51,241	32,050
Asia	41,195	51.1	5,548	28,909	35,647	12,286
Indonesia	979	46.9	(1,234)	(3,977)	2,213	4,956
Hong Kong	19,253	46.2	5,521	19,154	13,732	99
India	1,680	73.3	(28)	377	1,708	1,303
China	2,981	47.3	1,233	2,981	1,748	-
Others	16,299	56.6	53	10,371	16,246	5,928
North America	12,763	98.1	(2,474)	(6,076)	15,237	18,839
Central and South America	-	-	-	(459)	-	459
Western Europe	169	79.6	(188)	(297)	357	466
Eastern Europe	-	-	-	-	-	-

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio
= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

19. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	Six months ended Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	FY2005 (b)	Six months ended Sep. 30, 2005 (c)
Deposits (term-end balance)	66,147,242	1,076,458	2,766,356	65,070,784	63,380,886
Deposits (average balance)	65,353,334	1,527,701	2,368,318	63,825,633	62,985,016
Domestic units	57,538,883	1,101,344	1,661,974	56,437,539	55,876,909
Average yield	0.05	0.03	0.03	0.02	0.02
Loans (term-end balance)	53,902,477	2,044,918	2,953,319	51,857,559	50,949,158
Loans (average balance)	52,590,383	1,439,698	2,409,890	51,150,685	50,180,493
Domestic units	46,712,723	705,428	1,151,668	46,007,295	45,561,055
Average yield	1.65	(0.06)	(0.10)	1.71	1.75

(Note) Deposits do not include "negotiable certificates of deposit."

(2) Deposits outstanding, classified by type of depositor

(Millions of yen)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Domestic deposits	62,699,422	(408,289)	1,826,802	63,107,711	60,872,620
Individual	33,815,971	1,055,642	1,331,277	32,760,329	32,484,694
Corporate	28,883,451	(1,463,931)	495,525	30,347,382	28,387,926

(Note) Figures are before adjustment on interoffice accounts in transit.
Excludes "negotiable certificates of deposit" and Japan offshore banking accounts.

(Reference)

(Millions of yen)

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Outstanding balance of investment trusts	3,080,234	156,625	490,058	2,923,609	2,590,176
Balance to individuals	2,963,395	160,275	457,650	2,803,120	2,505,745

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

20. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	Six months ended Sep 30, 2006
Number of companies whose debts have been forgiven	-
Principal amount forgiven	-

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

(Billions of yen)

	Sep. 30, 2006
Balance sheet amount	3,948.1
Acquisition cost	2,326.0

(Billions of yen)

	Six months ended Sep 30, 2006
Amount sold	approx. (20.0)

21. Number of Directors and Employees <SMBC Non-consolidated>

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Directors and auditors[*1]	22	-	-	22	22
Executive officers[*2]	59	1	1	58	58
Employees[*3]	16,686	636	(120)	16,050	16,806

*1 Include those of SMFG.

*2 Who are not board members

*3 Include overseas local staff but exclude executive officers, contract employees, and temporary staff.

Number of employees is reported on the basis of full-time workers. (In the past, it had been reported on the basis of enrolled employees.)

22. Number of Offices <SMBC Non-consolidated>

	Sep. 30, 2006 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2006 (b)	Sep. 30, 2005 (c)
Domestic branches*	407	(4)	(5)	411	412
Domestic sub-branches and agents	151	3	11	148	140
Overseas branches	17	2	-	15	17
Overseas sub-branches	4	1	1	3	3
Overseas representative offices	13	(1)	(1)	14	14
(Reference)					
Number of offices of SMBC Europe	3	-	-	3	3

(*) Branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

23. Deferred Tax Assets

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

<SMBC Non-consolidated>

			Sep. 30, 2006	Change from Mar. 31, 2006	Change from Sep. 30, 2005	Mar. 31, 2006	(Reference) Temporary differences Sep. 30, 2006
(a) Total deferred tax assets	(b-c)	1	1,534.8	(37.9)	(197.4)	1,572.7	
(b) Subtotal of deferred tax assets		2	2,033.2	(44.1)	(190.4)	2,077.3	4,984.7
Reserve for possible loan losses		3	115.6	(135.1)	(117.7)	250.7	284.5
Write-off of loans		4	154.3	(15.9)	(214.2)	170.2	379.7
Write-off of securities		5	424.9	(22.8)	(19.6)	447.7	1,045.8
Reserve for employee retirement benefits		6	64.7	(9.7)	(7.0)	74.4	159.2
Depreciation		7	6.5	-	(0.3)	6.5	16.0
Net unrealized losses on other securities		8	-	-	-	-	-
Net deferred losses on hedges		9	59.9	59.9	59.9	-	147.3
Net operating loss carryforwards		10	1,163.6	76.2	107.5	1,087.4	2,844.3
Other		11	43.7	3.3	1.0	40.4	107.9
(c) Valuation allowance		12	498.4	(6.2)	7.0	504.6	
(d) Total deferred tax liabilities		13	645.6	49.1	241.9	596.5	1,589.1
Gains on securities contributed to employee retirement benefits trust		14	41.7	(9.9)	(10.0)	51.6	102.7
Net unrealized gains on other securities		15	576.0	39.8	229.5	536.2	1,417.6
Net deferred gains on hedges		16	-	-	-	-	-
Other		17	27.9	19.2	22.4	8.7	68.8
Net deferred tax assets (Balance sheet amount)	(a-d)	18	889.2	(87.0)	(439.3)	976.2	
Amount corresponding to the deferred tax assets shown in line 9	(Note1)	19	59.9	59.9	59.9	-	147.3
Amount corresponding to the deferred tax liabilities shown in line 15	(Note2)	20	(576.0)	(39.8)	(229.5)	(536.2)	(1,417.6)
Net deferred tax assets excluding the amount shown in line 19 and 20		21	1,405.3	(107.1)	(269.7)	1,512.4	3,439.3

Effective income tax rate		22	40.63%	-	-	40.63%

<Consolidated>

(e) Net deferred tax assets		23	973.4	(28.7)	(393.8)	1,002.1
(f) Tier I		24	3,737.7	(908.2)	(8.4)	4,645.9
Net deferred tax assets/Tier I	(e/f)	25	26.0%	4.4%	(10.5%)	21.6%

(Notes) 1. Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA. ["Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8)].

2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities.
(JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets")

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria

Practical Guideline, examples (4) proviso

(1) SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, with regard to temporary differences which are considered to be reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA ("Practical Guidelines") (*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the "Prompt Corrective Action" adopted in fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the government's "Program for Financial Revival" of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of fiscal 2004. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of fiscal 2004.

In the process, taxable disposals that were made in the past were realized, while taxable disposals (**) are newly recognized.

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in fiscal 2001.

During fiscal 2002, SMBC sold stocks and reduced the balance by approximately ¥1.1 trillion, and also disposed in lump sum unrealized losses on stocks of approximately ¥1.2 trillion by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of fiscal 2002, before the deadline.

As a result, the outstanding balance of taxable write-offs on securities (**) increased temporarily (from approximately ¥0.1 trillion as of March 31, 1999 to approximately ¥1.5 trillion as of March 31, 2003). Afterwards, taxable write-offs of securities carried out in the past are now being realized through accelerated selling of stocks.

(2) Consequently, tax loss carryforwards (**) amounted to approximately ¥2.84 trillion as of September 30, 2006, but they are certain to be offset by the end of their carry-over period by the taxable income that will be generated in the future. No material tax loss carryforwards have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "Temporary differences" in the table on the previous page.

(b) Period for Future Taxable Income to be estimated

5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (before provision for general reserve for possible loan losses)	1	4,559.9
A	Income before income taxes	2	3,053.6
B	Adjustments to taxable income (excluding reversal of temporary differences as of Sep. 30, 2006)	3	639.3
C	Taxable income before adjustments (A+B)	4	3,692.9
	Deferred tax assets corresponding to taxable income before adjustments	5	1,500.4

[Basic Policy]

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to the six months ended September 30, 2011 based on the "Plan for strengthening the financial base (up to fiscal 2008)", etc.

(b) Reduce by an amount reflecting the uncertainty of the projected amount from the projected amount.

(c) Add the adjustments to the above amount

(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	FY2001	FY2002	FY2003	FY2004	FY2005	1st half FY2006
Income of final return (before deducting operating loss carryforwards)	241.9	(745.5)	(1,437.8)	317.2	(652.4)	(190.5)

(Notes) 1. (Income of final return before deduction of operating loss carryforwards)
= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.

3. The figures for September 30, 2006 were estimated in interim closing.

24. Earnings Forecast for FY2006

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2006 Forecast	Change	FY2005 Result
Operating income	370.0	314.6	55.4
Ordinary profit	365.0	316.8	48.2
Net income	365.0	291.6	73.4

Dividend per share forecast for the fiscal year end (Yen)

	FY2006 Forecast	Change	FY2005 Result
Common stock	7,000	4,000	3,000
Type 1 Preferred stock			10,500
Type 2 Preferred stock			28,500
Type 3 Preferred stock			13,700
1st - 12th series Type 4 Preferred stock	135,000	-	135,000
1st Series Type 6 Preferred stock	88,500	-	88,500

(Reference) (Billions of yen)

Total dividend planned	66.6	18.6	48.0

<Consolidated> (Billions of yen)

	FY2006 Forecast	Change	FY2005 Result
Ordinary income	3,700.0	(5.1)	3,705.1
Ordinary profit	950.0	(13.6)	963.6
Net income	570.0	(116.8)	686.8

(Reference)
Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2006 Forecast	Change	FY2005 Result
Gross banking profit	1,445.0	(107.1)	1,552.1
Expenses	(600.0)	(13.5)	(586.5)
Banking profit (before provision for general reserve for possible loan losses)	845.0	(120.6)	965.6
Ordinary profit	760.0	39.1	720.9
Net income	460.0	(59.5)	519.5

Total credit cost (*)	(100.0)	130.9	(230.9)

(*) (Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)
+ (Gains on collection of written-off claims included in Extraordinary gains)

(Reference 1) Management Policy in FY2006 and the Progress

FY2006 Management Policy: "Establish a solid framework for realizing sustainable growth"

-Further provide value-added products and services to our customers on a group basis

(1) Consumer business

Further upgrade financial consulting capability

Expand product-lineups and services

- Expand lineup of asset management products
- Improved product characteristics of "housing loan with loan repayment insurance in cases of serious diseases"

Increase the number of marketing channels specialized in financial consulting

- Increase the number of "SMBC Consulting Plazas and Offices"

Expand services through alliances

- Mobile phone credit services (NTT DoCoMo)
- Consumer loans (Promise)
- Internet financial services (Yahoo Japan)
- Walk-in insurance agency services (with Mitsui Life Insurance and Sumitomo Life Insurance)

(2) Corporate business

Improve capability to provide solutions to management issues of customers

- Established Corporate Advisory Division (Apr, 2006)
- Further promoted collaboration with Daiwa Securities SMBC

Further promote group-wide solution providing

- Promote collaboration with group companies such as SMBC Leasing and Japan Research Institute
- Reached a basic agreement with the Sumitomo Corporation group to pursue strategic joint business in leasing and auto leasing

Meet customers' diversifying financial needs

- Promote syndicate loans, structured finance, and unsecured loans to small and medium-sized enterprises

Strengthen overseas business

- Established new branches (Ho Chi Minh, Houston, Sydney, etc.)
- Further enhance businesses with competitive advantages such as project finance

-Establish solid platform to support business growth

(1) Further improve internal control systems

- **Strengthen compliance**
- **Reinforce quality management and enhance customer satisfaction**
- **Improve risk management**
- **Strengthen internal auditing**
- **Reexamine internal business performance evaluation system**
- **Improve human resource management**

- Established Compliance Unit (April, 2006)
- Established Quality Management Dept. (April, 2006)

Established Business Monitoring Committee

- Reinforce control systems in response to the Basel II Accord scheduled to be implemented at the and of this fiscal year
- Further enhance internal auditing to verify more thoroughly that the initiatives are effective
- Introduce a better balanced business performance evaluation system including customer's standpoint and medium- to long-term view
- Take initiatives to improve human resources management to realize an organization in which employees can exercise their abilities even more

(2) Further strengthen financial base

Fortify capital both in terms of quality and quantity

- Completed repayment of public funds in October
- Continuously fortifying capital both in terms of quality and quantity

1st Half Results in FY2006

	<FY2005 result>	<1st half result in FY2006>	<FY2006 forecast>
Net income <SMFG consolidated >	JPY686.8 billion	JPY243.7 billion	JPY570.0 billion
Net income <SMBC non-consolidated >	JPY519.5 billion	JPY183.6 billion	JPY460.0 billion

(Reference 2) Financial Statements of SMBC

1. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2006 (A)	September 30, 2005 (B)	Change (A-B)	March 31, 2006 (C)	Change (A-C)
Assets					
Cash and due from banks and Deposits with banks	3,844,197	4,661,738	(817,541)	6,589,967	(2,745,770)
Call loans	1,275,484	607,319	668,165	576,909	698,575
Receivables under resale agreements	81,686	80,057	1,629	81,470	216
Receivables under securities borrowing transactions	1,067,359	2,165,749	(1,098,390)	1,956,650	(889,291)
Bills bought	1,761	100,000	(98,239)	-	1,761
Commercial paper and other debt purchased	360,065	138,907	221,158	115,637	244,428
Trading assets	3,085,593	3,368,665	(283,072)	3,694,791	(609,198)
Money held in trust	2,820	811	2,009	2,912	(92)
Securities	22,047,445	23,039,486	(992,041)	25,202,541	(3,155,096)
Loans and bills discounted	53,902,477	50,949,158	2,953,319	51,857,559	2,044,918
Foreign exchanges	868,028	823,751	44,277	877,570	(9,542)
Other assets	1,432,776	1,647,867	(215,091)	1,567,812	(135,036)
Premises and equipment	-	640,700	(640,700)	639,538	(639,538)
Tangible fixed assets	553,697	-	553,697	-	553,697
Intangible fixed assets	73,251	-	73,251	-	73,251
Deferred tax assets	889,187	1,328,517	(439,330)	976,203	(87,016)
Customers' liabilities for acceptances and guarantees	4,435,152	4,513,173	(78,021)	4,120,300	314,852
Reserve for possible loan losses	(771,822)	(772,141)	319	(816,437)	44,615
Total assets	93,149,162	93,293,761	(144,599)	97,443,428	(4,294,266)
Liabilities					
Deposits	66,147,242	63,380,886	2,766,356	65,070,784	1,076,458
Negotiable certificates of deposit	2,393,807	2,602,639	(208,832)	3,151,382	(757,575)
Call money	2,547,399	2,172,456	374,943	2,833,865	(286,466)
Payables under repurchase agreements	790,836	469,130	321,706	382,082	408,754
Payables under securities lending transactions	3,141,635	3,612,024	(470,389)	2,709,084	432,551
Bills sold	-	3,795,800	(3,795,800)	5,104,100	(5,104,100)
Trading liabilities	1,635,612	1,533,711	101,901	2,515,932	(880,320)
Borrowed money	2,909,422	2,067,062	842,360	2,023,023	886,399
Foreign exchanges	333,041	431,622	(98,581)	449,560	(116,519)
Bonds	3,710,437	3,872,570	(162,133)	3,776,707	(66,270)
Due to trust account	50,733	42,260	8,473	318,597	(267,864)
Other liabilities	1,503,085	1,571,010	(67,925)	1,295,135	207,950
Reserve for employee bonuses	8,277	8,239	38	8,691	(414)
Reserve for point service program	792	-	792	-	792
Reserve for expenses related to EXPO 2005 Japan	-	284	(284)	-	-
Other reserves	18	18	-	18	-
Deferred tax liabilities for land revaluation	49,276	49,637	(361)	49,384	(108)
Acceptances and guarantees	4,435,152	4,513,173	(78,021)	4,120,300	314,852
Total liabilities	89,656,772	90,122,526	(465,754)	93,808,652	(4,151,880)

(Millions of yen)

	September 30, 2006 (A)	September 30, 2005 (B)	Change (A-B)	March 31, 2006 (C)	Change (A-C)
Stockholders' equity					
Capital stock	-	664,986	(664,986)	664,986	(664,986)
Capital surplus	-	1,367,548	(1,367,548)	1,367,548	(1,367,548)
Capital reserve	-	665,033	(665,033)	665,033	(665,033)
Other capital surplus	-	702,514	(702,514)	702,514	(702,514)
Retained earnings	-	607,900	(607,900)	794,033	(794,033)
Voluntary reserves	-	221,502	(221,502)	221,502	(221,502)
Unappropriated retained earnings at end of term (year)	-	386,398	(386,398)	572,531	(572,531)
Land revaluation excess	-	24,488	(24,488)	24,716	(24,716)
Net unrealized gains on other securities	-	506,310	(506,310)	783,491	(783,491)
Total stockholders' equity	-	3,171,235	(3,171,235)	3,634,776	(3,634,776)
Total liabilities and stockholders' equity	-	93,293,761	(93,293,761)	97,443,428	(97,443,428)
Net assets					
Capital stock	664,986	-	664,986	-	664,986
Capital surplus	1,367,548	-	1,367,548	-	1,367,548
Capital reserve	665,033	-	665,033	-	665,033
Other capital surplus	702,514	-	702,514	-	702,514
Retained earnings	677,810	-	677,810	-	677,810
Other retained earnings	677,810	-	677,810	-	677,810
Reserve for losses on overseas investments	-	-	0	-	0
Voluntary reserve for retirement allowances	1,656	-	1,656	-	1,656
Voluntary reserve	219,845	-	219,845	-	219,845
Retained earnings brought forward	456,308	-	456,308	-	456,308
Total stockholders' equity	2,710,345	-	2,710,345	-	2,710,345
Net unrealized gains on other securities	841,657	-	841,657	-	841,657
Net deferred losses on hedges	(84,171)	-	(84,171)	-	(84,171)
Land revaluation excess	24,558	-	24,558	-	24,558
Total valuation and translation adjustments	782,045	-	782,045	-	782,045
Total net assets	3,492,390	-	3,492,390	-	3,492,390
Total liabilities and net assets	93,149,162	-	93,149,162	-	93,149,162

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2006 (A)	Six months ended Sep. 30, 2005 (B)	Change (A-B)	FY2005
Ordinary income	1,115,678	1,091,687	23,991	2,287,935
Interest income	777,964	663,008	114,956	1,426,546
Interest on loans and discounts	*536,196*	*482,842*	*53,354*	*990,853*
Interest and dividends on securities	*155,120*	*120,742*	*34,378*	*317,180*
Trust fees	1,407	4,284	(2,877)	8,626
Fees and commissions	219,239	220,503	(1,264)	474,972
Trading profits	43,432	5,055	38,377	13,250
Other operating income	55,870	158,767	(102,897)	273,861
Other income	17,763	40,067	(22,304)	90,678
Ordinary expenses	846,600	731,908	114,692	1,567,002
Interest expenses	334,155	208,658	125,497	472,002
Interest on deposits	*172,533*	*96,313*	*76,220*	*226,926*
Fees and commissions	59,752	57,070	2,682	108,296
Trading losses	3,307	1,485	1,822	1,312
Other operating expenses	91,580	17,757	73,823	63,613
General and administrative expenses	294,617	301,739	(7,122)	604,098
Other expenses	63,187	145,197	(82,010)	317,679
Ordinary profit	269,078	359,778	(90,700)	720,933
Extraordinary gains	50,368	2,459	47,909	34,763
Extraordinary losses	21,095	7,122	13,973	9,024
Income before income taxes	298,351	355,115	(56,764)	746,672
Income taxes, current	7,753	5,081	2,672	13,512
Income taxes, deferred	106,951	51,267	55,684	213,639
Net income	183,646	298,766	(115,120)	519,520
Unappropriated retained earnings carried forward	-	69,774	(69,774)	69,774
Transfer from land revaluation excess	-	17,856	(17,856)	17,629
Interim dividends	-	-	-	34,393
Unappropriated retained earnings at end of term (year)	-	386,398	(386,398)	572,531

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

3. Statement of Changes in Net Assets <SMBC Non-consolidated>

(Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders' equity
				Other retained earnings				
		Capital reserve	Other capital reserve	Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	
Balance at March 31, 2006	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
Change in the six months								
Transfer of reserve for losses on overseas investments				(0)			0	-
Cash dividends							(300,027)	(300,027)
Net income							183,646	183,646
Transfer from land revaluation excess							157	157
Net change in the items other than stockholder's equity in the six months								
Total	-	-	-	(0)	-	-	(116,222)	(116,223)
Balance at September 30, 2006	664,986	665,033	702,514	0	1,656	219,845	456,308	2,710,345

(Millions of yen)

	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Total valuation and translation adjustments	
Balance at March 31, 2006	783,491	-	24,716	808,207	3,634,776
Change in the six months					
Transfer of reserve for losses on overseas investments					-
Cash dividends					(300,027)
Net income					183,646
Transfer from land revaluation excess					157
Net change in the items other than stockholder's equity in the six months	58,166	(84,171)	(157)	(26,162)	(26,162)
Total	58,166	(84,171)	(157)	(26,162)	(142,385)
Balance at September 30, 2006	841,657	(84,171)	24,558	782,045	3,492,390

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

4. Market Value Information on Securities <SMBC Non-consolidated>

[1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as "Cash and due from banks & Deposits with banks" and beneficiary claims on loan trust classified as "Commercial paper and other debt purchased" is included in the amount below.

(1) Bonds classified as held-to-maturity with market value

(Millions of yen)

	September 30, 2006				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	749,783	739,869	(9,914)	153	10,067
Japanese local government bonds	96,997	94,594	(2,403)	-	2,403
Japanese corporate bonds	379,828	375,729	(4,099)	-	4,099
Other	9,687	9,908	221	221	-
Total	1,236,297	1,220,101	(16,195)	374	16,570

(2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	September 30, 2006		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	43,569	111,894	68,325
Stocks of affiliates	228,334	192,785	(35,549)
Total	271,903	304,679	32,776

(3) Other securities with market value

(Millions of yen)

	September 30, 2006				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,942,381	3,564,457	1,622,075	1,639,651	17,575
Bonds	8,584,151	8,414,999	(169,151)	618	169,770
Japanese government bonds	7,385,376	7,236,136	(149,240)	30	149,270
Japanese local government bonds	454,442	444,430	(10,011)	213	10,224
Japanese corporate bonds	744,332	734,432	(9,899)	375	10,274
Other	3,862,211	3,826,718	(35,493)	29,002	64,495
Total	14,388,744	15,806,175	1,417,430	1,669,272	251,841

(Notes)

1. Net unrealized gains of JPY 841,528 million (after deducting JPY 575,902 million in deferred tax liabilities from JPY 1,417,430 million in net unrealized gains) are included in the Net assets under 'Net unrealized gains on other securities.'
2. Other securities with market value are considered impaired if the market value declines materially below the acquisition cost, and such decline is not considered recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this term. Valuation loss (impaired) for this term is JPY 809 million. The rule for determining "material decline" is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

(4) Securities with no available market value

(Millions of yen)

	September 30, 2006
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,148,319
Stocks of affiliates	34,043
Other	47,689
Other securities	
Unlisted stocks (excluding OTC stocks)	383,671
Unlisted bonds	2;698,066
Unlisted foreign securities	309,834
Other	385,291

[2] Money Held in Trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	September 30, 2006				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	2,602	2,820	217	236	18

(Note) Net unrealized gains of 129 million yen (after deducting 88 million yen in deferred tax liabilities from 217 million yen in net unrealized gains) are included in the Net assets under 'Net unrealized gains on other securities.'

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2006 (A)	September 30, 2005 (B)	Change (A-B)	March 31, 2006 (C)	Change (A-C)
Loans and bills discounted	8,080	9,880	(1,800)	7,870	210
Securities	241,904	150,999	90,905	238,205	3,699
Securities held in custody accounts	33,297	33,880	(583)	33,590	(293)
Monetary claims	708,378	642,431	65,947	706,349	2,029
Premises and equipment	-	-	-	85	(85)
Other claims	1,009	1,133	(124)	1,216	(207)
Due from banking account	50,733	42,260	8,473	318,597	(267,864)
Cash and due from banks and Deposits with banks	245,401	-	245,401	-	245,401
Total assets	1,288,805	880,586	408,219	1,305,915	(17,110)
Monetary trusts	529,687	167,354	362,333	530,255	(568)
Securities trusts	33,297	33,880	(583)	33,590	(293)
Monetary claims trusts	595,876	529,859	66,017	603,656	(7,780)
Composite trusts	129,944	149,491	(19,547)	138,413	(8,469)
Total liabilities	1,288,805	880,586	408,219	1,305,915	(17,110)

(Notes) 1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. SMBC has no co-operative trusts under other trust bank's administration.
3. SMBC does not handle any trusts with principal indemnification.

File No. 82-4395
Exhibit A2

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年10月13日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)5512-3411（大代表）
【事務連絡者氏名】	財務部副部長　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目３番17号）

1 【提出理由】

当社は、平成18年10月13日開催の当社取締役会において、当社、当社の100%子会社である三井住友銀リース株式会社（以下、「三井住友銀リース」）及び三井住友銀リースの100%子会社である三井住友銀オートリース株式会社（以下、「三井住友銀オート」）が、住友商事株式会社（以下、「住友商事」）、住商リース株式会社（以下、「住商リース」）及び住友商事の100%子会社である住商オートリース株式会社（以下、「住商オート」）との間で、リース事業及びオートリース事業の戦略的共同事業化を行うことを決議し、同日、三井住友銀リースと住商リースの合併及び三井住友銀オートと住商オートの合併に係る基本合意書を締結いたしましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第15号の２の規定に基づき臨時報告書を提出するものであります。

2 【報告内容】

Ⅰ　三井住友銀リースと住商リースの合併

(1) 連結子会社の名称、住所及び代表者の氏名

名　称	三井住友銀リース株式会社
住　所	東京都港区西新橋三丁目９番４号
代表者の氏名	取締役社長　石田　浩二

(2) 合併の相手会社の名称、住所、代表者の氏名、資本金の額及び事業の内容

名　称	住商リース株式会社
住　所	大阪市中央区北浜四丁目５番33号
代表者の氏名	取締役社長　山根　英機
資本金	14,760百万円（平成18年9月30日現在）
事業の内容	総合リース業

(3) 合併の目的

民間設備投資の約１割を占める国内リース市場は、好調な企業業績に支えられた設備投資の増加に伴って大企業から中小企業まで拡大を続けており、その市場規模は８兆円に達しております。一方、業界を取り巻く環境は、先行きの金利上昇懸念やリース会計基準変更の動き等、不透明な要素もあります。

こうした環境認識の下、両社の合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すとともに、環境変化に対応する強靭な経営体質の実現を目指すものであります。

(4) 合併に関する基本合意の内容

① 合併の概要

株主総会での承認等を前提として、平成19年10月１日を目処に、三井住友銀リースと住商リースが合併します。これに先立ち、住友商事は、住商リース株式を公開買付けにより取得し、公開買付けで住商リースの発行済株式総数の全部を取得できない場合には、会社法第768条第１項第２号に基づく現金を対価とした株式交換により、住商リースを完全子会社化する予定です。

② 代表者

新会社の代表取締役会長（共同最高経営責任者）には山根英機（現 住商リース取締役社長）が、代表取締役社長（共同最高経営責任者）には石田浩二（現 三井住友銀リース取締役社長）が就任する予定です。

③ 本店所在地

新会社の本店は、東京都港区西新橋三丁目９番４号に置く予定です。

④ その他

新会社に対する当社及び住友商事の議決権保有比率は、それぞれ55%、45%となる予定です。また新会社の商号、資本金等合併に必要な事項は今後協議の上決定し、合併契約書を締結次第、臨時報告書の訂正報告書を提出いたします。

Ⅱ 三井住友銀オートと住商オートの合併

(1) 連結子会社の名称、住所及び代表者の氏名

名 称	三井住友銀オートリース株式会社
住 所	東京都中央区日本橋茅場町一丁目13番12号
代表者の氏名	取締役社長　齋藤　純夫

(2) 合併の相手会社の名称、住所、代表者の氏名、資本金の額及び事業の内容

名 称	住商オートリース株式会社
住 所	東京都新宿区西新宿三丁目20番２号
代表者の氏名	取締役社長　加藤　浩則
資本金	2,750百万円（平成18年9月30日現在）
事業の内容	各種自動車のリース業務

(3) 合併の目的

国内オートリース市場については、自動車保有台数に占めるリース車保有台数のシェアは未だ約４％弱に過ぎず、企業の効率化ニーズの増大等から、今後更なる成長が見込まれておりますが、一方で、業界内での勝ち残りをかけた競争が激化しております。

こうした環境認識の下、両社の合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、 住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させることにより、高収益事業体を構築してまいります。また、 商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足の向上を果たしてまいります。

(4) 合併に関する基本合意の内容

① 合併の概要

株主総会での承認等を前提として、三井住友銀オートを当社の直接子会社とした上で、平成19年10月１日を目処に、三井住友銀オートと住商オートが合併します。

② 代表者

新会社の代表取締役会長（共同最高経営責任者）には芝吹勝行（現 三井住友銀オート取締役会長）が、代表取締役社長（共同最高経営責任者）には加藤浩則（現 住商オート取締役社長）が就任する予定です。

③ 本店所在地

新会社の本店は、東京都新宿区西新宿三丁目20番２号に置く予定です。

④ その他

新会社に対する当社及び住友商事の議決権保有比率は、それぞれ40%、60%となる予定です。また新会社の商号、資本金等合併に必要な事項は今後協議の上決定し、合併契約書を締結次第、臨時報告書の訂正報告書を提出いたします。

以　上

平成18年10月5日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号8316）

公的資金優先株式の取得及び消却に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、本日開催の取締役会において、株式会社整理回収機構にお引受けいただいております第三種優先株式（発行価額の総額1,950億円）に関し、下記の通り自己の株式の取得及び消却を行うことを決議し、本日、関係当局の承認をいただきましたので、お知らせいたします。

本優先株式の取得は、本年6月開催の当社定時株主総会決議等により設定された自己の株式の取得枠の範囲内で行うものであります。

また、取得いたします優先株式に関しましては、取得後速やかに消却を行う予定です。

記

取得及び消却の内容

第三種優先株式

(1) 取得株式の総数　：195,000株
(2) 取得価額　：1株につき1,139,700円
(3) 取得価額の総額　：222,241,500,000円
(4) 取得先　：株式会社整理回収機構
(5) 取得予定日　：平成18年10月11日

（ご参考）当社公的資金の概要

1. 優先株式

名称	第三種優先株式
当初発行日	平成11年3月31日
発行株式数	800,000株
発行価額	1株につき1百万円
発行価額の総額	8,000億円
今回の取得直前の発行株式数	195,000株
今回の取得直前の残高	1,950億円

2. 上記1.に記載の優先株式以外に、第三種優先株式の一部（発行価額の総額500億円）についての取得請求権の行使に伴い交付された当社普通株式60,466株を整理回収機構が保有しております。（詳細につきましては平成18年9月28日付「公的資金優先株式の返済に関するお知らせ」をご参照ください。）

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL 03-5512-2676

Notice regarding Acquisition and Cancellation of Public Fund Preferred Stock

TOKYO, October 5, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's Board of Directors resolved at a meeting today to acquire and cancel its Type 3 preferred stock (total issue price: JPY 195 billion) owned by the Resolution and Collection Corporation (RCC) as described below, and obtained approvals of the relevant authorities for the acquisition today.

The acquisition of the preferred stock is to be executed within SMFG's own stock acquisition limit approved at its annual general shareholders' meeting held in June 2006.

In addition, SMFG intends to cancel those shares of the preferred stock upon acquisition.

PARTICULARS

Details of Acquisition and Cancellation

Type 3 Preferred Stock

(1) Number of Shares to Be Acquired : 195,000 shares
(2) Acquisition Price : JPY 1,139,700 per share
(3) Total Amount of Acquisition : JPY 222,241,500,000
(4) Acquire from : RCC
(5) Acquisition Date (Scheduled) : October 11, 2006

(REFERENCE) Summary of Remaining Public Funds :

1. Preferred Stock

Type of Preferred Stock	Type 3 Preferred Stock
Original Date of Issue	March 31, 1999
Number of Shares Issued	800,000 shares
Issue Price	JPY 1,000,000 per share
Aggregate Amount Issued	JPY 800 billion
Number of Shares Outstanding Immediately Prior to This Acquisition	195,000 shares
Aggregate Amount Outstanding Immediately Prior to This Acquisition	JPY 195 billion

2. In addition to the preferred stock above, 60,466 shares of SMFG common stock are held by RCC. Those common shares were delivered to RCC as a result of the exercise of its right to request acquisition with respect to part of the Type 3 preferred stock (total issue price: JPY 50 billion).
(For details, please refer to the "Notice Regarding Repayment of Public Fund Preferred Stock" dated September 28, 2006.)

平成１８年１０月１３日

各　位

住友商事株式会社
（コード番号　8053　東証第一部）
住商リース株式会社
（コード番号　8592　東証・大証第一部）
住商オートリース株式会社
株式会社三井住友フィナンシャルグループ
（コード番号　8316　東証・大証・名証第一部）
三井住友銀リース株式会社
三井住友銀オートリース株式会社

住友商事グループと三井住友フィナンシャルグループによる リース事業及びオートリース事業の戦略的共同事業化について

本日、住友商事株式会社（取締役社長：岡　素之、以下「住友商事」）、住商リース株式会社（取締役社長：山根　英機、以下「住商リース」）及び住友商事の100%子会社である住商オートリース株式会社（取締役社長：加藤　浩則、以下「住商オート」）と、株式会社三井住友フィナンシャルグループ（取締役社長：北山　禎介、以下「ＳＭＦＧ」）、ＳＭＦＧの100%子会社である三井住友銀リース株式会社（取締役社長：石田　浩二、以下「三井住友銀リース」）及び三井住友銀リースの100%子会社である三井住友銀オートリース株式会社（取締役社長：齋藤　純夫、以下「三井住友銀オート」）は、リース事業及びオートリース事業の戦略的共同事業化について、以下の通り基本合意いたしましたのでお知らせいたします。

記

1. リース事業及びオートリース事業の戦略的共同事業化

民間設備投資の約１割を占める国内リース市場は、好調な企業業績に支えられた設備投資の増加に伴って大企業から中小企業まで拡大を続けており、その市場規模は８兆円に達しております。また、国内オートリース市場については、自動車保有台数に占めるリース車保有台数のシェアは未だ4%弱に過ぎず、企業の効率化ニーズの増大等から、今後更なる成長が見込まれております。一方、両市場を取り巻く環境には、先行きの金利上昇懸念やリース会計基準変更の動き等、不透明な要素もあります。

こうした環境認識の下、住友商事グループと三井住友フィナンシャルグループは、リース事業及びオートリース事業を両グループの戦略的共同事業と位置づけ、三井住友銀リースと住商リースの合併、及び住商オートと三井住友銀オートの合併により、住友商事グループが持つ多様なバリューチェーンを活かした商社系リースの顧客基盤・ノウハウと、三井住友フィナンシャルグループが持つ財務ソリューション提供力を活かした銀行系リースの顧客基盤・ノウハウを結集・融合し、本邦ナンバーワンのリース事業・オートリース事業の確立を共同して目指すことに合意しました。

三井住友銀リースと住商リース、及び住商オートと三井住友銀オートそれぞれの合併にあたっては、相互尊重と協調の精神の下、お互いをベストパートナーと認識し、公平性、透明性、実力主義の徹底などベストプラクティスの追求により、お客さまに付加価値の高い商品・サービスを提供することを基本方針とし、その早期実現を目指してまいります。また、住友商事及びＳＭＦＧは、親会社として全面的に協力し、両事業の発展に向け最大限支援してまいります。

2. 戦略的共同事業化の概要

(1) リース事業の共同事業化（三井住友銀リースと住商リースの合併）

① 狙い

- 三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱機種の多様化等により、本邦ナンバーワンのリース取扱高を実現。
- 銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱商品の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指す。
- 資金調達力の強化、経営効率化の推進により、環境変化に対応する強靭な経営体質を実現。

② 統合形態

平成 19 年 10 月 1 日を目処に、三井住友銀リースと住商リースが合併します。これに先立ち、住友商事は、住商リース株式を公開買付けにより取得し、公開買付けで住商リースの発行済株式総数の全部（住友商事が既に保有している住商リース株式及び住商リースの保有する自己株式を除く。）を取得できない場合には、会社法第 768 条第 1 項第 2 号に基づく現金を対価とした株式交換により、住商リースを完全子会社化する予定です。従いまして、公開買付け及び株式交換により、住商リースの株式は、東京証券取引所及び大阪証券取引所の株券上場廃止基準に従い、上場廃止となる見込みです。尚、公開買付け及び株式交換に関する詳細につきましては、別途、住友商事及び住商リースがそれぞれ本日開示するお知らせをご参照願います。

(注) それぞれの手続きは、法令等の定めに応じ、株主総会決議による承認、関係当局の許認可が得られること等を条件に実施します。

③ リース事業新会社の概要（予定）

事業内容	：	総合リース業
本店所在地	：	東京都港区西新橋三丁目 9 番 4 号
株主構成	：	ＳＭＦＧ　55%（ＳＭＦＧ連結子会社）
		住友商事　45%（住友商事持分法適用関連会社）
代表者	：	代表取締役会長（共同最高経営責任者）　山根　英機（現住商リース取締役社長）
		代表取締役社長（共同最高経営責任者）　石田　浩二（現三井住友銀リース取締役社長）

「商号」「資本金」等の合併の詳細については合併契約締結までに決定いたします。

④ 会計処理の概要

リース事業新会社は、ＳＭＦＧの連結子会社、住友商事の持分法適用関連会社となる見込みです。なお、本合併は企業結合に係る会計基準上の取得に該当し、本合併に伴ってＳＭＦＧは連結財務諸表

上、のれんを認識する予定ですが、その金額は現時点では未定です。

(2) オートリース事業の共同事業化（住商オートと三井住友銀オートの合併）

① 狙い

- 競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築。
- 住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させることにより、高収益事業体を構築。
- 商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足の向上を果たす。

② 統合形態

株主総会での承認等を前提として、三井住友銀オートをＳＭＦＧの直接子会社とした上で、平成19年10月1日を目処に、住商オートと三井住友銀オートは合併します。

③ オートリース事業新会社の概要（予定）

事業内容	：	各種自動車のリース業務
本店所在地	：	東京都新宿区西新宿三丁目20番2号
株主構成	：	住友商事　60%（住友商事連結子会社）
		ＳＭＦＧ　40%（ＳＭＦＧ持分法適用関連会社）
代表者	：	代表取締役会長（共同最高経営責任者）　芝吹　勝行 （現三井住友銀オート取締役会長）
		代表取締役社長（共同最高経営責任者）　加藤　浩則 （現住商オート取締役社長）

なお、現三井住友銀オート取締役社長齋藤純夫はオートリース事業新会社の代表取締役副社長に就任の予定です。

「商号」「資本金」等の合併の詳細については合併契約締結までに決定いたします。

④ 会計処理の概要

オートリース事業新会社は、住友商事の連結子会社、ＳＭＦＧの持分法適用関連会社となる見込みです。なお、住友商事は米国会計基準に基づき会計処理を行いますが、のれん等の金額は現時点では未定です。

(3) 業務提携について

住友商事グループと三井住友フィナンシャルグループは、共同してリース事業・オートリース事業を推進するため、顧客紹介、案件紹介等、必要な業務提携を行い、両合併会社が住友商事グループ及び三井住友フィナンシャルグループ双方の顧客基盤ならびにノウハウを効果的かつ円滑に活用できる体制を整備してまいります。

3. 統合推進体制

リース事業、オートリース事業の共同事業化を円滑に推進するため、それぞれの事業につき、三井住友銀リース及び住商リース、住商オート及び三井住友銀オートの社長をそれぞれ共同委員長とする「合併準備委員会」を設置いたします。「合併準備委員会」の下に、企画、財務、人事、システム等の個別テーマ毎の分科会を設置いたします。また、4社それぞれの内部には合併準備室を設置いたします。

4. スケジュール（予定）

(1) リース事業

平成18年10月13日（本日）	基本合意書調印
平成18年10月31日	住友商事による住商リース株式の公開買付け開始
平成18年12月7日	住友商事による住商リース株式の公開買付け終了
平成19年 5月	【住商リース株式の全株式を取得できない場合】
	株式交換契約締結（住友商事、住商リース）
平成19年 6月	株式交換承認定時株主総会（住友商事、住商リース）
	＊簡易株式交換、略式株式交換に該当する場合は、株主総会承認決議が行われない場合があります。
平成19年 7月	住商リース株式上場廃止
平成19年 8月	住友商事と住商リースとの株式交換による完全子会社化
平成19年 8月	合併承認臨時株主総会（三井住友銀リース、住商リース）
平成19年10月1日	三井住友銀リースと住商リースの合併

(2) オートリース事業

平成18年10月13日（本日）	基本合意書調印
平成19年 8月	合併承認臨時株主総会（住商オート、三井住友銀オート）
平成19年10月1日	住商オートと三井住友銀オートの合併

なお、ＳＭＦＧは平成19年10月1日の合併までに、三井住友銀オートの全株式を三井住友銀リースから取得し、三井住友銀オートを完全子会社化する予定です。

上記のスケジュールにつき手続き上やむをえない事情が発生した場合は、協議の上変更することがあります。

5. 統合プロセス


(1) 現状
住友商事
その他株主
SMFG
100%
36.21%
63.79%
100%
住商オート
住商リース
三井住友銀リース
100%
三井住友銀オート
(2) 住友商事による住商リース株式のTOB(および株式交換)により住商リースが住友商事の100%子会社となる
三井住友銀オートがSMFGの100%直接子会社となる
住友商事
SMFG
100%
100%
100%
100%
住商オート
住商リース
三井住友銀リース
三井住友銀オート
(3) 三井住友銀リースと住商リースが合併する
住商オートと三井住友銀オートが合併する
住友商事
SMFG
60%
40%
45%
55%
オートリース事業新会社
リース事業新会社

6. 今後の見通し

(1) 住友商事

本件に伴う平成 19 年 3 月期業績予想の修正はありません。

(2) 住商リース

本件に伴う平成 19 年 3 月期業績予想の修正はありません。

(3) ＳＭＦＧ

本件に伴う平成 19 年 3 月期業績予想の修正はありません。

7. 経営統合当事会社４社の概要（平成18年3月期）

(1) リース事業

商号	住商リース株式会社	三井住友銀リース株式会社
代表者	取締役社長　山根　英機	取締役社長　石田　浩二＊
所在地	大阪市中央区北浜四丁目5番33号	東京都港区西新橋三丁目9番4号
設立年月日	昭和23年1月12日	昭和43年9月2日
主な事業内容	総合リース業	総合リース業
従業員数	589名	893名
資本金	14,760百万円	82,600百万円
発行済株式総数	普通株式　43,396千株	普通株式　30,000千株 優先株式　1,375千株
株主資本の額	106,670百万円	179,719百万円
総資産	1,163,734百万円	1,805,247百万円
決算期	3月末日	3月末日
主要株主及び議決権比率	住友商事　36.21% 住信リース　8.13%	ＳＭＦＧ　100%
主要取引銀行	住友信託銀行 三井住友銀行	三井住友銀行

＊平成18年6月29日就任

(2) オートリース事業

商号	住商オートリース株式会社	三井住友銀オートリース株式会社
代表者	取締役社長　加藤　浩則	取締役社長　齋藤　純夫
所在地	東京都新宿区西新宿三丁目20番2号	東京都中央区日本橋茅場町一丁目13番12号
設立年月日	昭和56年2月21日	平成7年1月6日
主な事業内容	各種自動車のリース業務	各種自動車のリース業務
従業員数	503名	514名
資本金	2,750百万円	4,200百万円
発行済株式総数	19,415千株	15千株
株主資本の額	33,845百万円	14,146百万円
総資産	167,541百万円	249,976百万円
決算期	3月末日	3月末日
主要株主及び議決権比率	住友商事　100%	三井住友銀リース 100%
主要取引銀行	住友信託銀行	三井住友銀行

8. 最近3決算期間の業績（単位：百万円）

	住商リース（連結）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期
売上高	413,028	430,872	450,482
営業利益	18,117	21,861	25,731
経常利益	20,631	24,714	28,363
当期純利益	12,321	15,158	17,080
1株当たり当期純利益	283.41円	349.03円	393.35円
1株当たり年間配当金	24.00円	30.00円	40.00円
1株当たり株主資本	1,760.54円	2,072.10円	2,727.32円

	三井住友銀リース（単体）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期
売上高	553,011	589,179	619,749
営業利益	23,267	28,028	32,240
経常利益	14,556	20,177	26,729
当期純利益	6,314	12,476	17,560
1株当たり当期純利益	209.47円	527.73円	546.84円
1株当たり年間配当金：普通株式	0.00円	45.00円	78.00円
1株当たり株主資本	1,863.51円	3,437.32円	4,118.81円

	住商オートリース（単体）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期
営業収益	85,804	91,643	95,282
営業利益	7,781	9,139	7,904
経常利益	7,858	9,141	7,931
当期純利益	4,416	5,403	4,686
1株当たり当期純利益	226.73円	276.44円	239.89円
1株当たり年間配当金	24.00円	26.00円	26.00円
1株当たり株主資本	1,273.99円	1,524.51円	1,741.76円

	三井住友銀オートリース（単体）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期
営業収益	95,331	105,558	116,771
営業利益	3,077	3,486	3,656
経常利益	3,031	3,463	3,642
当期純利益	1,694	1,539	1,795
1株当たり当期純利益	144,440.97円	131,943.66円	119,682.13円
1株当たり年間配当金：普通株式	25,000.00円	33,334.00円	33,334.00円
1株当たり株主資本	450,425.89円	853,790.53円	943,114.03円

【本件に関するお問い合わせ先】

住友商事	広報部	井場	TEL：03-5166-3089
住商リース	業務企画部	松林	TEL：03-3515-1906
住商オート	業務部	小熊	TEL：03-5358-6388
ＳＭＦＧ	広報部	内藤	TEL：03-5512-2672
三井住友銀リース	企画部	平床	TEL：03-5404-2301
三井住友銀オート	経営企画部	林	TEL：03-3660-8200

以　上

このプレスリリースには、将来の業績等に関する情報が含まれています。これらの情報は、あくまでも当事会社の経営陣の開示時点での予測であって、リスクや不確実性を内包するものであり、経営環境の変化などにより実際とは異なる可能性があることにご留意ください。また、このプレスリリースは、日本国内外を問わず一切の投資勧誘またはそれに類する行為を目的として作成されたものではありません。

October 13, 2006

To whom it may concern:

Sumitomo Corporation
(Code No. 8053)
Sumisho Lease Co., Ltd.
(Code No. 8592)
Sumisho Auto Leasing Corporation
Sumitomo Mitsui Financial Group, Inc.
(Code No. 8316)
SMBC Leasing Company, Limited
SMBC Auto Leasing Company, Limited

Strategic Joint Business in Leasing and Auto Leasing Businesses between Sumitomo Corporation Group and Sumitomo Mitsui Financial Group

- **Sumitomo Corporation** (hereinafter referred to as "**SC**"; Mr. Motoyuki Oka, President and CEO);
- **Sumisho Lease Co., Ltd.** (hereinafter referred to as "**Sumisho Lease**"; Mr. Hideki Yamane, President);
- **Sumisho Auto Leasing Corporation**, a wholly owned subsidiary of SC (hereinafter referred to as "**Sumisho Auto Lease**"; Mr. Hironori Kato, President);
- **Sumitomo Mitsui Financial Group, Inc.** (hereinafter referred to as "**SMFG**"; Mr. Teisuke Kitayama, President),
- **SMBC Leasing Company, Limited,** a wholly owned subsidiary of SMFG (hereinafter referred to as "**SMBC Leasing**"; Mr. Koji Ishida, President); and
- **SMBC Auto Leasing Company, Limited,** a wholly owned subsidiary of SMBC Leasing (hereinafter referred to as "**SMBC Auto Leasing**"; Mr. Sumio Saito, President),

today announced that they have reached a basic agreement to pursue strategic joint businesses in leasing and auto leasing, summarized as follows:

1. Strategic Joint Business in Leasing and Auto Leasing Businesses

The domestic leasing market, which makes up about 10 percent of the private-sector capital spending, has been expanding among large as well as small-to-medium companies due to increase in capital spending sustained by their improvements in business performance, and the market size has reached 8 trillion yen. As for the domestic auto leasing market, the number of automobiles held for leasing purposes still only makes up less than 4 percent of the total number of automobiles in Japan, and therefore further growth of the auto leasing market is expected as Japanese corporations become more interested in improving efficiency. On the other hand, there are uncertainties in both markets, such as the concerns about rising interest rates and modifications of the accounting standard for leasing.

Given these circumstances, the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group agreed to position their leasing and auto leasing businesses as strategic joint business and to jointly aim to establish the best leasing and auto leasing businesses in Japan through the merger of SMBC Leasing and Sumisho Lease, and the merger of Sumisho Auto Lease and SMBC Auto Leasing. Sumisho Lease and Sumisho Auto Lease, utilizing various value chain of the Sumitomo Corporation Group, have unique customer base and know-how. On the other hand, SMBC Leasing and SMBC Auto Leasing, leveraging capabilities of the Sumitomo Mitsui Financial Group to provide financial solutions, have different customer base and know-how. These mergers will enable two groups to combine different customer base and know-how of each group.

In merging SMBC Leasing and Sumisho Lease, and also in merging Sumisho Auto Lease and SMBC Auto Leasing, we will make it a basic policy to provide our customers with value-added products and services by recognizing each other as best partners and pursuing best practices (such as thorough fairness, transparency, and a merit system) under mutual respect and spirit of cooperation, and aim for the early realization thereof. In addition, SC and SMFG will fully cooperate as parent companies, and will render assistance to the fullest extent for the development of both businesses.

2. Summary of Strategic Joint Business

(1) Joint Business in the Leasing Business (Merger of SMBC Leasing and Sumisho Lease)

(i) Goal

- Achieving the highest volume of leases being handled in Japan through diversification of the types of leases being handled, etc., based on the high-quality customer bases of both the Sumitomo Mitsui Financial Group and the Sumitomo Corporation Group.
- Creating a high quality leasing company that can respond appropriately to market needs which are becoming increasingly sophisticated, by combining and blending the know-how of SMBC Leasing as a subsidiary of a financial institution and Sumisho Lease as a trading firm's subsidiary, thereby promoting diversification and differentiation of products and providing more value-added products with freeing from the traditional approaches.
- Creating a strong management culture to effectively adapt to environmental changes, by strengthening funding capabilities and by promoting management efficiency.

(ii) Form of Merger

SMBC Leasing and Sumisho Lease plan to merge on October 1, 2007. Before this merger, SC plans to acquire the shares of Sumisho Lease by the tender offer (the "TOB"). If SC cannot acquire all outstanding shares of Sumisho Lease by the TOB (except for the shares of Sumisho Lease currently held by SC and Sumisho Lease's treasury shares), SC plans to make Sumisho Lease its wholly-owned subsidiary by share exchange ("*kabushiki kokan*") with cash as the consideration pursuant to Item 2, Paragraph 1, Article 768 of the Company Law. In such TOB and share exchange, shares of Sumisho Lease will be delisted in accordance with the criteria for delisting securities on the Tokyo Stock Exchange and the Osaka Securities Exchange. For details of the TOB and share exchange, please see the announcements separately made today by SC and Sumisho Lease.

Note: Each step will be conducted subject to the approvals at the general shareholders' meetings of each party and/or of the relevant authorities, etc. under applicable laws and regulations.

(iii) Summary of New Leasing Company (Planned)

Business description:	General leasing business
Address of the head office:	9-4, 3-chome, Nishi-Shimbashi, Minato-ku, Tokyo
Shareholder composition:	SMFG 55% (a consolidated subsidiary of SMFG)
	SC 45% (an equity-method affiliate company of SC)
Representative:	Representative Chairman of the Board (Co-CEO)
	Mr. Hideki Yamane (current President of Sumisho Lease)
	Representative President (Co-CEO)
	Mr. Koji Ishida (current President of SMBC Leasing)

Details of the merger such as the trade name and amount of capital, etc. will be determined prior to the execution of the merger agreement.

(iv) Summary of Accounting Treatment

The new leasing company is expected to become a consolidated subsidiary of SMFG and an equity-method affiliate company of SC. This merger is an acquisition under the accounting standards for business combinations, and upon this merger taking effect, SMFG plans to recognize goodwill for purposes of its consolidated financial statements. However, the amount to be recognized has not yet been determined at present.

(2) Joint Business in the Auto Leasing Business (Merger of Sumisho Auto Lease and SMBC Auto Leasing)

(i) Goal

- Winning a place in the auto leasing industry that is becoming increasingly competitive and establishing a structure aiming to be ranked number one with respect to the market share, based upon the high-quality customer bases of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group.
- Establishing a highly profitable company by combining high-value-added services based on Sumisho Auto Lease's value chain and business network of SMBC Auto Leasing.
- Achieving better customer satisfaction by combining and blending the know-how of Sumisho Auto Lease as a trading firm's subsidiary and SMBC Auto Leasing as a subsidiary of a financial institution, thereby pursuing various services.

(ii) Form of Merger

Sumisho Auto Lease and SMBC Auto Leasing plan to merge on October 1, 2007 after making SMBC Auto Leasing a direct subsidiary of SMFG, which is subject to the approval at the general shareholders' meetings and other requirements.

(iii) Summary of New Auto Leasing Company (Planned)

Business description: Leasing business of various automobiles

Address of the head office:	20-2, 3-chome, Nishi-Shinjuku, Shinjuku-ku, Tokyo
Shareholder composition:	SC 60% (a consolidated subsidiary of SC) SMFG 40% (an equity-method affiliate company of SMFG)
Representative:	Representative Chairman of the Board (Co-CEO) Mr. Katsuyuki Shibabuki (the current Chairman of the Board of SMBC Auto Leasing) Representative President (Co-CEO) Mr. Hironori Kato (the current President of Sumisho Auto Lease)

Mr. Sumio Saito, the current President of SMBC Auto Leasing is scheduled to become Representative Director, Vice President of the new auto leasing company.

Details of the merger such as the trade name and amount of capital, etc. will be determined prior to the execution of the merger agreement.

(iv) Summary of Accounting Treatment

The new auto leasing company is expected to become a consolidated subsidiary of SC and an equity-method affiliate company of SMFG. SC will apply the accounting standard under the accounting principles generally accepted in the United States of America ("U.S. GAAP"). However, the amount of goodwill, etc. has not been determined at present.

(3) Business Cooperation

The Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group will engage in necessary business cooperation such as introducing customers and deals to the merged companies so as to jointly promote the leasing business and the auto leasing business, and they will develop the structure with which the merged companies can effectively and smoothly utilize customer bases and know-how of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group.

3. System for Promoting Joint Business

For the purpose of smoothly implementing the joint business in leasing and auto leasing businesses, a "Merger Preparatory Committee" will be established for each business. The committee for the leasing business will be chaired by the presidents of SMBC Leasing and Sumisho Lease, and the one for the auto leasing business will be chaired by the presidents of Sumisho Auto Lease and SMBC Auto Leasing. At the same time, separate subcommittees to discuss individual topics such as planning, financial accounting, human resource management, system development, etc. will be constituted under the "Merger Preparatory Committee." In addition, a merger preparatory office will be constituted in each of the four companies.

4. Schedule (Planned)

(1) Leasing Business

October 13, 2006 (Today)	Signing of a letter of intent
October 31, 2006	Commencement of the TOB of Sumisho Lease by SC
December 7, 2006	Completion of the TOB of Sumisho Lease by SC
May, 2007	In case SC cannot acquire all the shares of Sumisho Lease: Execution of a share exchange agreement (SC and Sumisho Lease)
June, 2007	Annual general meeting of shareholders to approve the share exchange (SC and Sumisho Lease) If the share exchange is deemed to be a simplified share exchange (*"kan'i kabushiki kokan"*) or a short-form share exchange (*"ryakushiki kabushiki kokan"*), a resolution of approval by the general meeting of shareholders may not be needed.
July, 2007	Delisting of shares of Sumisho Lease
August, 2007	SC makes Sumisho Lease its wholly-owned subsidiary by the share exchange
August, 2007	Extraordinary general meeting of shareholders to approve the merger (SMBC Leasing and Sumisho Lease)
October 1, 2007	Merger of SMBC Leasing and Sumisho Lease

(2) Auto Leasing Business

October 13, 2006 (Today)	Signing of a letter of intent
August, 2007	Extraordinary general meeting of shareholders to approve the merger (Sumisho Auto Lease and SMBC Auto Leasing)
October 1, 2007	Merger of Sumisho Auto Lease and SMBC Auto Leasing

SMFG plans to make SMBC Auto Leasing its wholly-owned subsidiary by acquiring all the shares of SMBC Auto Leasing from SMBC Leasing, prior to the merger on October 1, 2007.

The schedule above may be changed upon consultation among the parties upon unforeseen circumstances.

5. Process of Integration

(1) Current Status


SC
Other shareholders
SMFG
100%
36.21%
63.79%
100%
Sumisho Auto Lease
Sumisho Lease
SMBC Leasing
100%
SMBC Auto Leasing

(2) Sumisho Lease becomes a wholly-owned subsidiary of SC by the TOB (and share exchange) of shares of Sumisho Lease.
SMBC Auto Leasing becomes a wholly-owned direct subsidiary of SMFG.


SC
SMFG
100%
100%
100%
100%
Sumisho Auto Lease
Sumisho Lease
SMBC Leasing
SMBC Auto Leasing

(3) Merger of SMBC Leasing and Sumisho Lease.
Merger of Sumisho Auto Lease and SMBC Auto Leasing.


SC
SMFG
60%
55%
40%
45%
New Auto Leasing Company
New Leasing Company

6. Business Forecast

(1) SC:

The business forecast for the year ended march 31, 2007 is not revised as a result of this transaction.

(2) Sumisho Lease:

The business forecast for the year ended march 31, 2007 is not revised as a result of this transaction.

(3) SMFG:

The business forecast for the year ended march 31, 2007 is not revised as a result of this transaction.

7. Corporate Profile of the Four Companies that are the Parties to the Management Integration (as of March 31, 2006)

(1) Leasing Business

Company Name	Sumisho Lease Co., Ltd.	SMBC Leasing Company, Limited
Representative	President Hideki Yamane	President Koji Ishida*
Location	5-33, Kitahama 4-chome, Chuo-ku, Osaka	9-4, Nishi-Shimbashi 3-chome, Minato-ku, Tokyo
Date of Incorporation	January 12, 1948	September 2, 1968
Main Business	General leasing business	General leasing business
Number of Employees	589	893
Capital	14,760 million Yen	82,600 million Yen
Total Number of Issued Shares	Common Stock 43,396 thousand shares	Common Stock 30,000 thousand shares Preferred Stock 1,375 thousand shares
Amount of Shareholders' Equity	106,670 million Yen	179,719 million Yen
Total Assets	1,163,734 million Yen	1,805,247 million Yen
Fiscal End	March 31	March 31
Principal Shareholders and Voting Right Ratio	Sumitomo Corporation 36.21% STB Leasing Co., Ltd. 8.13%	SMFG 100%
Main Banks	The Sumitomo Trust and Banking Company, Limited Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation

* Elected on June 29, 2006

(2) Auto Leasing Business

Company Name	Sumisho Auto Leasing Corporation	SMBC Auto Leasing Company, Limited
Representative	President Hironori Kato	President Sumio Saito
Location	20-2, Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo	13-12, Nihombashi Kayaba-cho 1-chome, Chuo-ku, Tokyo
Date of Incorporation	February 21, 1981	January 6, 1995
Main Business	Leasing business of various vehicles	Leasing business of various vehicles
Number of Employees	503	514
Capital	2,750 million Yen	4,200 million Yen
Total Number of Issued Shares	19,415 thousand shares	15 thousand shares
Amount of Shareholders' Equity	33,845 million Yen	14,146 million Yen
Total Assets	167,541 million Yen	249,976 million Yen
Fiscal End	March 31	March 31
Principal Shareholders and Voting Right Ratio	Sumitomo Corporation 100%	SMBC Leasing Company, Limited 100%
Main Banks	The Sumitomo Trust and Banking Company, Limited	Sumitomo Mitsui Banking Corporation

8. Business Results for the Most Recent Three Fiscal Years (Unit: Millions of Yen, except for per share data)

	Sumisho Lease (Consolidated)		
Fiscal Year Ended	March 2004	March 2005	March 2006
Net Sales	413,028	430,872	450,482
Operating Income	18,117	21,861	25,731
Ordinary Income	20,631	24,714	28,363
Net Income	12,321	15,158	17,080
Net Income Per Share	283.41 Yen	349.03 Yen	393.35 Yen
Cash Dividends Per Share	24.00 Yen	30.00 Yen	40.00 Yen
Shareholder's Equity Per Share	1,760.54 Yen	2,072.10 Yen	2,727.32 Yen

	SMBC Leasing (Non-Consolidated)		
Fiscal Year Ended	March 2004	March 2005	March 2006
Net Sales	553,011	589,179	619,749
Operating Income	23,267	28,028	32,240
Ordinary Income	14,556	20,177	26,729
Net Income	6,314	12,476	17,560
Net Income Per Share	209.47 Yen	527.73 Yen	546.84 Yen
Cash Dividends Per Share: Common Stock	0.00 Yen	45.00 Yen	78.00 Yen
Shareholder's Equity Per Share	1,863.51 Yen	3,437.32 Yen	4,118.81 Yen

	Sumisho Auto Lease (Non-Consolidated)		
Fiscal Year Ended	March 2004	March 2005	March 2006
Operating Revenues	85,804	91,643	95,282
Operating Income	7,781	9,139	7,904
Ordinary Income	7,858	9,141	7,931
Net Income	4,416	5,403	4,686
Net Income Per Share	226.73 Yen	276.44 Yen	239.89 Yen
Cash Dividends Per Share	24.00 Yen	26.00 Yen	26.00 Yen
Shareholder's Equity Per Share	1,273.99 Yen	1,524.51 Yen	1,741.76 Yen

	SMBC Auto Leasing (Non-Consolidated)		
Fiscal Year Ended	March 2004	March 2005	March 2006
Operating Revenues	95,331	105,558	116,771
Operating Income	3,077	3,486	3,656
Ordinary Income	3,031	3,463	3,642
Net Income	1,694	1,539	1,795
Net Income Per Share	144,440.97 Yen	131,943.66 Yen	119,682.13 Yen
Cash Dividends Per Share: Common Stock	25,000.00 Yen	33,334.00 Yen	33,334.00 Yen
Shareholder's Equity Per Share	450,425.89 Yen	853,790.53 Yen	943,114.03 Yen

(Contacts for inquiries about this matter)

Sumitomo Corporation
Public Relations Department Mr. Iba TEL: 03-5166-3089

Sumisho Lease Co., Ltd.
Business Planning Department Mr. Matsubayashi TEL: 03-3515-1906

Sumisho Auto Leasing Corporation
Operation Department Mr. Oguma TEL: 03-5358-6388

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department Mr. Morishima TEL: 03-5512-2678

SMBC Leasing Company, Limited
Planning Department Mr. Hiratoko TEL: 03-5404-2301

SMBC Auto Leasing Company, Limited
Management Planning Department Mr. Hayashi TEL: 03-3660-8200

End of Document

This press release contains information about future business prospects, etc. Please note that the information provided in this press release is based on the predictions of the management of the parties at the time of this press release and involves risks and uncertainties. The actual results may differ from what is disclosed here, subject to changes in business environment, etc. Furthermore, this press release is not made for the purpose of solicitation of any kind, domestic or foreign.

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

自己の株式の取得枠設定等に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、株式会社整理回収機構に保有していただいている当社普通株式については、当社申出により、市場取引により売却していただくことを想定しておりますが、当該普通株式の処分に対応すべく、本日開催の取締役会において、下記に記載のとおり、自己の株式の取得枠設定等を決議いたしましたので、お知らせいたします。

なお、公的資金の確実な返済を図るべく、今後の株価上昇に備えるためのものとして、平成18年6月29日付定時株主総会決議等により設定された自己の株式の取得枠に加え、今回、下記 2.（2）に記載のとおり、当社定款第 8 条の規定に基づく自己の株式の取得枠を設定しております。

また、具体的な取得方法については、当社財務状況や株価動向等を踏まえ今後決定するものであり、取得に際しては、改めて整理回収機構を通じて預金保険機構に処分の申出を行うものであります。

記

自己の株式の取得枠設定等

1.　自己の株式の取得枠の設定等を行う理由

公的資金優先株式の取得請求権行使により発行された当社普通株式（60,466 株、注）等の買受を行うため。

（注）整理回収機構により、以下の要領で当社第三種優先株式の一部についての取得請求権が行使され、当社普通株式 60,466 株が交付されたものです。

名称	第三種優先株式
取得請求総額	50,000,000,000 円
取得請求日	平成 18 年 9 月 29 日
取得請求権行使価額	826,900 円
取得請求により交付された普通株式数	60,466 株

（詳細につきましては、平成 18 年 9 月 28 日付「公的資金優先株式の返済に関するお知らせ」をご参照ください。）

2.　取得枠等の内容

（1）平成 18 年 6 月 29 日付定時株主総会決議等に基づく自己の株式の取得

・取得する株式の種類　：当社普通株式
・取得する株式の数　：60,466 株（上限）
・株式を取得するのと引換えに交付する金銭の総額　：79,639,200,000 円（上限）
・取得期間　：平成 18 年 10 月 16 日から平成 18 年 12 月 29 日まで

（2）当社定款第 8 条の規定に基づく自己の株式の取得枠

・取得する株式の種類　：当社普通株式
・取得する株式の数　：6,700 株（上限）
・株式を取得するのと引換えに交付する金銭の総額　：10,000,000,000 円（上限）
・取得期間　：平成 18 年 10 月 16 日から平成 18 年 12 月 29 日まで

なお、上記(1)及び(2)の取締役会決議に従った場合、取得する株式の数の上限は 67,166 株、株式を取得するのと引換えに交付する金銭の総額の上限は 89,639,200,000 円となります。

(ご参考)

1. 平成18年6月29日付定時株主総会決議等により設定した自己の株式の取得枠の内容

(取得する株式の種類)	(取得する株式の数)	(株式を取得するのと引換えに交付する金銭の総額)
普通株式	上限 1,000,000株	上限 1,200,000,000,000円
第二種優先株式	上限 67,000株	上限 1,200,000,000,000円
第三種優先株式	上限 695,000株	上限 1,200,000,000,000円
合計	合算上限 1,762,000株	合算上限 1,200,000,000,000円

2. 上記1.の取得枠につき平成18年10月13日現在における進捗状況

(取得した株式の種類)	(取得した株式の数)	(株式を取得するのと引換えに交付した金銭の総額)
普通株式	0株	0円
第二種優先株式	67,000株	245,079,300,000円
第三種優先株式	645,000株	875,281,500,000円
合計	合計 712,000株	合計 1,120,360,800,000円

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL 03-5512-2676

Notice regarding Establishment of Limit for Acquiring Own Stock, Etc.

TOKYO, October 13, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's board of directors resolved at a meeting held today on establishment of a limit for acquiring its own stock and other agenda as described below, so that SMFG can cope with the disposition of SMFG's common shares in market transactions by The Resolution and Collection Corporation (RCC), which RCC is expected to carry out at the request of SMFG.

SMFG established the limit for acquiring its own stock pursuant to Article 8 of the Articles of Incorporation as described in 2.(2) below, in addition to the one established by the resolution at the annual general shareholders' meeting held on June 29, 2006, in order to prepare for possible rise in stock price and thereby ensure the repayment of outstanding public funds in their entirety.

Details of the method of acquisition will be determined in due course, taking SMFG's financial conditions, stock price and other factors into consideration. SMFG will ask Deposit Insurance Corporation of Japan through RCC for disposal of the common shares when SMFG decides to acquire them at a later date.

Establishment of the limit for acquiring SMFG's own stock, etc.

1. Reason for establishment of the limit for acquiring SMFG's own stock, etc.

   To acquire SMFG's common shares, including 60,466 common shares* issued and delivered in exchange for the public fund preferred stock, as to which the right to request acquisition was exercised.

   *60,466 common shares were delivered to RCC in exchange for the part of SMFG's Type 3 Preferred Stock as to which RCC exercised its right to request acquisition.
   Summary of the acquisition is as follows:

Type of stock acquired	Type 3 Preferred Stock
Total amount of acquisition price	JPY 50,000,000,000
Date of request for acquisition	September 29, 2006
Acquisition price at which a common share is issued and delivered in exchange for Type 3 Preferred Stock	JPY 826,900
Number of common shares delivered in exchange for Type 3 Preferred Stock	60,466 shares

   For more details, please refer to the press release dated September 28, 2006, titled "Notice regarding Repayment of Public Fund Preferred Stock".

2. Details of the limit for acquisition, etc.

(1) Acquisition of SMFG's own stock in accordance with the resolution at the annual general shareholders' meeting held on June 29, 2006

- Type of stock to be acquired : Common stock
- Number of shares to be acquired : 60,466 shares (Upper limit)
- Amount of cash to be tendered in exchange for the acquired stock : JPY 79,639,200,000 (Upper limit)
- Acquisition period : From October 16, 2006 to December 29, 2006

(2) The limit for acquiring SMFG's own stock established pursuant to Article 8 of the Articles of Incorporation

- Type of stock to be acquired : Common stock
- Number of shares to be acquired : 6,700 shares (Upper limit)
- Amount of cash to be tendered in exchange for the acquired shares : JPY 10,000,000,000 (Upper limit)
- Acquisition period : From October 16, 2006 to December 29, 2006

It follows from the board resolutions described in (1) and (2) above that an aggregate upper limit on the number of shares to be acquired is 67,166 shares and an aggregate upper limit on the amount of cash to be tendered in exchange for the acquired stock is JPY 89,639,200,000.

(Reference)

1. Details of the limit for acquiring SMFG's own stock established by the resolution at the annual general shareholders' meeting held on June 29, 2006

Type of stock to be acquired	Number of shares to be acquired	Amount of cash to be tendered in exchange for the acquired shares
Common stock	Upper limit 1,000,000 shares	Upper limit JPY 1,200,000,000,000
Type 2 Preferred Stock	Upper limit 67,000 shares	Upper limit JPY 1,200,000,000,000
Type 3 Preferred Stock	Upper limit 695,000 shares	Upper limit JPY 1,200,000,000,000
Total	Aggregate upper limit 1,762,000 shares	Aggregate upper limit JPY 1,200,000,000,000

2. The results of acquisition using the limit described in 1 above as of October 13, 2006

Type of stock acquired	Number of shares acquired	Amount of cash tendered in exchange for the acquired shares
Common stock	0 shares	JPY 0
Type 2 Preferred Stock	67,000 shares	JPY 245,079,300,000
Type 3 Preferred Stock	645,000 shares	JPY 875,281,500,000
Total	Total 712,000 shares	Total JPY 1,120,360,800,000

平成18年10月16日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号8316）

公的資金の返済及びToSTNeT-2による自己の株式の取得に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、株式会社整理回収機構に保有していただいている当社普通株式について、下記1.に記載のとおり、整理回収機構を通じて預金保険機構に対し売却の申出を行い、本日承認をいただきましたので、お知らせいたします。

また、当社は、当該普通株式の処分に対応すべく、本年10月13日に開催した当社取締役会において設定を決議した自己の株式の取得枠設定等に基づき、下記2.に記載のとおり、自己の株式の具体的取得方法を決定いたしましたので、あわせてお知らせいたします。

なお、市場取引による当該売却が予定どおり実行された場合には、当社公的資金は完済されることになります。

記

1.　公的資金の返済

整理回収機構が保有する当社普通株式（注）について、市場取引による売却を行っていただきます。当該処分に対応すべく、当社は後記2.により、自己の株式の取得を行います。

（注）整理回収機構により、以下の要領で当社第三種優先株式の一部についての取得請求権が行使され、当社普通株式60,466株が交付されたものです。

名称	第三種優先株式
取得請求総額	50,000,000,000円
取得請求日	平成18年9月29日
取得請求権行使価額	826,900円
取得請求により交付された普通株式数	60,466株

（詳細につきましては、平成18年9月28日付「公的資金優先株式の返済に関するお知らせ」をご参照ください。）

2.　自己の株式の取得

(1) 取得の方法

本日（平成18年10月16日）の東京証券取引所の終値1,270,000円で、平成18年10月17日午前8時45分の東京証券取引所のToSTNeT-2（終値取引）において買付けの委託を行います（その他の取引制度や取引時間への変更は行いません）。当該買付注文は当該取引時間限りの注文とします。

(2) 取得の内容

①取得する株式の種類　：当社普通株式

②取得する株式の数　：60,466株

（注 1）当該株数の変更は行いません。なお、市場動向等により、一部又は全部の取得が行われない可能性もあります。

（注 2）取得予定株式数に対当する売付注文をもって買付けを行います。

③取得結果の公表　：平成18年10月17日午前8時45分の取引時間終了後に取得結果を公表します。

（ご参考）平成 18 年 10 月 13 日開催の当社取締役会における自己の株式の取得枠設定等に関する決議内容（詳細につきましては平成 18 年 10 月 13 日付「自己の株式の取得枠設定等に関するお知らせ」をご参照ください。）

1. 平成 18 年 6 月 29 日付定時株主総会決議等に基づく自己の株式の取得

・取得する株式の種類　　　　　：当社普通株式
・取得する株式の数　　　　　　：60,466 株（上限）
・株式を取得するのと引換えに交付する金銭の総額　：79,639,200,000 円（上限）
・取得期間　　　　　　　　　　：平成 18 年 10 月 16 日から平成 18 年 12 月 29 日まで

2. 当社定款第 8 条の規定に基づく自己の株式の取得枠

・取得する株式の種類　　　　　：当社普通株式
・取得する株式の数　　　　　　：6,700 株（上限）
・株式を取得するのと引換えに交付する金銭の総額　：10,000,000,000 円（上限）
・取得期間　　　　　　　　　　：平成 18 年 10 月 16 日から平成 18 年 12 月 29 日まで

上記 1. 及び 2. の取締役会決議に従った場合の取得する株式の数の上限は 67,166 株、株式を取得するのと引換えに交付する金銭の総額の上限は 89,639,200,000 円

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL 03-5512-2676

Notice regarding Repayment of Public Funds and Acquisition of Own Stock through ToSTNeT-2

TOKYO, October 16, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG requested Deposit Insurance Corporation of Japan through The Resolution and Collection Corporation (RCC) for disposal of SMFG's common shares by RCC as described in 1 below, and obtained an approval of DIC today.

SMFG also announces that, as described in 2 below, it determined the method to acquire its own stock in accordance with the resolution regarding establishment of the limit for acquiring its own stock and other agenda at the meeting of the board of directors held on October 13, 2006, so that SMFG can cope with the disposition of the common shares by RCC.

Public funds injected into SMFG will be repaid in their entirety if the sale of the common shares in market transactions is executed according to plan.

1. Repayment of Public Funds

SMFG will ask for sale of the common shares of SMFG* held by RCC in market transactions.
In order to cope with the disposition by RCC, SMFG intends to acquire the common shares in the manner described in 2 below.

*60,466 common shares were delivered to RCC in exchange for the part of SMFG's Type 3 Preferred Stock as to which RCC exercised its right to request acquisition.
Summary of the acquisition is as follows:

Type of stock acquired	Type 3 Preferred Stock
Total amount of acquisition price	JPY 50,000,000,000
Date of request for acquisition	September 29, 2006
Acquisition price at which a common share is issued and delivered in exchange for Type 3 Preferred Stock	JPY 826,900
Number of common shares delivered in exchange for Type 3 Preferred Stock	60,466 shares

For more details, please refer to the press release dated September 28, 2006, titled "Notice regarding Repayment of Public Fund Preferred Stock".

2. Acquisition of SMFG's own stock

(1) Method of Acquisition

SMFG will place a purchase order for its common shares through ToSTNeT-2 (closing price

orders), operated by Tokyo Stock Exchange, Inc., for execution at 8:45 a.m. on October 17, 2006, at JPY1,270,000 per share, or the closing price as of October 16, 2006 (SMFG will not change the method of trading or the proposed trading time). The purchase order will be valid only at the trading time mentioned above.

(2) Details of acquisition

(A) Type of stock to be acquired : Common stock

(B) Number of shares to be acquired : 60,466 shares

(Note 1)
The number of shares to be acquired will not be changed. Depending upon the market conditions or other factors, however, there is a possibility that part or all of such shares may not be acquired.

(Note 2)
Acquisition will be executed to the extent that selling orders match purchase orders.

(C) Announcement of the result of acquisition : The result of acquisition will be announced after the close of the transactions at 8:45 a.m. on October 17, 2006.

(Reference)

Summary of the resolution regarding establishment of the limit for acquiring SMFG's own stock and other agenda at the meeting of the board of directors held on October 13, 2006

(For more details, please refer to the press release dated October 13, 2006, titled "Notice regarding Establishment of Limit for Acquiring Own Stock, Etc.")

(a) Acquisition of SMFG's own stock in accordance with the resolution at the annual general shareholders' meeting held on June 29, 2006

- Type of stock to be acquired : Common stock
- Number of shares to be acquired : 60,466 shares (Upper limit)
- Amount of cash to be tendered in exchange for the acquired stock : JPY 79,639,200,000 (Upper limit)
- Acquisition period : From October 16, 2006 to December 29, 2006

(b) The limit for acquiring SMFG's own stock established pursuant to Article 8 of the Articles of Incorporation

- Type of stock to be acquired : Common stock
- Number of shares to be acquired : 6,700 shares (Upper limit)
- Amount of cash to be tendered in exchange for the acquired shares : JPY 10,000,000,000 (Upper limit)
- Acquisition period : From October 16, 2006 to December 29, 2006

It follows from the board resolutions described in (a) and (b) above that an aggregate upper limit on the number of shares to be acquired is 67,166 shares and an aggregate upper limit on the amount of cash to be tendered in exchange for the acquired stock is JPY 89,639,200,000.

平成18年10月17日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

ToSTNeT-2による自己の株式の取得結果に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、昨日（平成18年10月16日）お知らせした自己の株式の取得につき、本日下記のとおり実施いたしましたので、お知らせいたします。

記

1. 取得した株式の種類　：当社普通株式
2. 取得した株式の数　：60,466株
3. 取得価額　：1,270,000円
4. 取得価額の総額　：76,791,820,000円
5. 取得方法　：東京証券取引所のToSTNeT-2（終値取引）による買付け

（ご参考）平成18年10月13日開催の当社取締役会における自己の株式の取得枠設定等に関する決議内容

1. 平成18年6月29日付定時株主総会決議等に基づく自己の株式の取得
- 取得する株式の種類　：当社普通株式
- 取得する株式の数　：60,466株（上限）
- 株式を取得するのと引換えに交付する金銭の総額　：79,639,200,000円（上限）
- 取得期間　：平成18年10月16日から平成18年12月29日まで

2. 当社定款第8条の規定に基づく自己の株式の取得枠
- 取得する株式の種類　：当社普通株式
- 取得する株式の数　：6,700株（上限）
- 株式を取得するのと引換えに交付する金銭の総額　：10,000,000,000円（上限）
- 取得期間　：平成18年10月16日から平成18年12月29日まで

上記1.及び2.の取締役会決議に従った場合の取得する株式の数の上限は67,166株、株式を取得するのと引換えに交付する金銭の総額の上限は89,639,200,000円

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL 03-5512-2676

Notice regarding Results of Acquisition of Own Stock through ToSTNeT-2

TOKYO, October 17, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that it acquired its own stock as follows according to the plan described in its announcement yesterday (October 16, 2006).

1. Type of stock acquired	: Common stock
2. Number of shares acquired	: 60,466 shares
3. Acquisition price	: JPY 1,270,000 per share
4. Total amount of acquisition price	: JPY 76,791,820,000
5. Method of acquisition	: Acquisition through ToSTNet-2 (closing price orders), operated by Tokyo Stock Exchange, Inc.

(Reference)

Summary of the resolution regarding establishment of the limit for acquiring SMFG's own stock and other agenda at the meeting of the board of directors held on October 13, 2006

(a) Acquisition of SMFG's own stock in accordance with the resolution at the annual general shareholders' meeting held on June 29, 2006

- Type of stock to be acquired	: Common stock
- Number of shares to be acquired	: 60,466 shares (Upper limit)
- Amount of cash to be tendered in exchange for the acquired stock	: JPY 79,639,200,000 (Upper limit)
- Acquisition period	: From October 16, 2006 to December 29, 2006

(b) The limit for acquiring SMFG's own stock established pursuant to Article 8 of the Articles of Incorporation

- Type of stock to be acquired	: Common stock
- Number of shares to be acquired	: 6,700 shares (Upper limit)
- Amount of cash to be tendered in exchange for the acquired shares	: JPY 10,000,000,000 (Upper limit)
- Acquisition period	: From October 16, 2006 to December 29, 2006

It follows from the board resolutions described in (a) and (b) above that an aggregate upper limit on the number of shares to be acquired is 67,166 shares and an aggregate upper limit on the amount of cash to be tendered in exchange for the acquired stock is JPY 89,639,200,000.

平成18年10月20日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

公的資金の完済に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、本年10月17日にお知らせいたしました普通株式の市場取引による取得に関し、本日、予定どおり受け渡しを終え、公的資金の返済を完了いたしましたので、お知らせいたします。

平成10年3月以来、公的資金に支えていただきましたことに、心よりお礼申し上げます。

当社は、ここに改めて、金融機関としての公共性に立ち返り、お客さま、株主、市場、社会から最高の信頼を得られる複合金融グループを目指して、全役職員一丸となって全力で取り組んでまいります。

今後ともよろしくご支援のほど、お願い申し上げます。

以　上

（ご参考）公的資金優先株式の返済経緯

	返済額等	当初注入額ベース	返済額等累計	当初注入額ベース
平成16年11月	2,677億円	2,010億円	2,677億円	2,010億円
平成18年 5月	2,759億円	2,040億円	5,437億円	4,050億円
平成18年 9月	2,451億円	2,010億円	7,887億円	6,060億円
平成18年 9月	6,530億円	4,500億円	1兆4,418億円	1兆0,560億円
平成18年10月	2,222億円	1,950億円	1兆6,640億円	1兆2,510億円
平成18年10月	768億円	500億円	1兆7,408億円	1兆3,010億円

（注1）返済額等は当社取得額を記載しております。
（注2）上記優先株式以外に、劣後債の形式でも注入いただいておりましたが、既に全額(2,000億円)返済いたしております。

【本件に関するお問い合わせ先】
広報部　石田　TEL 03-5512-2676

Exhibit A3(f)

Notice regarding Completion of Public Fund Repayment

TOKYO, October 20, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces the completion of settlement with respect to the acquisition of its own common stock in the market as released on October 17, 2006. As a result, SMFG has today completed repayment of all the public funds provided.

We would like to express our sincerest appreciation for the support in the form of public fund provision since March 1998.

Confirming again our social responsibilities as a financial institution, all of us at SMFG, the directors, officers and employees, will make every effort to become a financial services group with the highest trust of our customers, our shareholders, the market and society.

We look forward to your continued support.

(Reference) Repayment History of Public Fund Preferred Stocks

(Billions of yen)

	Amount repaid	Initial amount provided	Cumulative amount repaid	Initial amount provided
Nov. 2004	267.7	201.0	267.7	201.0
May 2006	275.9	204.0	543.7	405.0
Sep. 2006	245.1	201.0	788.7	606.0
Sep. 2006	653.0	450.0	1,441.8	1,056.0
Oct. 2006	222.2	195.0	1,664.0	1,251.0
Oct. 2006	76.8	50.0	1,740.8	1,301.0

(Note 1) Amounts repaid refer to amounts paid by SMFG in exchange for its own stocks acquired.

(Note 2) In addition to the preferred stocks above, JPY200 billions of public funds were provided in the form of subordinated bonds, though such bonds were fully repaid in the past.

平成１８年１０月２３日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号８３１６）

第１－１２回第四種優先株式の取得請求権行使価額及び下限取得請求権行使価額の調整に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）が発行しております第１－１２回第四種優先株式の取得請求権行使価額及び下限取得請求権行使価額は、当該優先株式の取得請求権行使価額調整条項に基づき、下記のとおり調整されることとなりましたので、お知らせいたします。

記

１．調整後取得請求権行使価額　　３１８，８００円
　（調整前取得請求権行使価額　　３１９，７００円）

２．調整後下限取得請求権行使価額　　１０５，１００円
　（調整前下限取得請求権行使価額　　１０５，４００円）

３．適用日　　平成１８年１０月１２日以降

（ご参考）第 1-12 回第四種優先株式の概要（平成 18 年 10 月 23 日現在）

当初発行日	平成 15 年 2 月 8 日
発行株式数	50,100 株
発行価額	1 株につき 3 百万円
発行価額の総額	1,503 億円
現在の発行株式数	50,100 株
現在の残高	1,503 億円

以　上

【本件に関するお問い合わせ先】
広報部　石田　　TEL 03-5512-2676

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Adjustments of Price and Floor Price for Exercising the Right to Request Acquisition of First to Twelfth Series Type 4 Preferred Stock

TOKYO, October 23, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that the price for exercising the right to request acquisition (the "Acquisition Price"), formerly called the conversion price, and the floor price for exercising the right to request acquisition (the "Floor Acquisition Price"), formerly called the floor conversion price, with respect to its First to Twelfth Series Type 4 Preferred Stock (the "Preferred Stock") were adjusted as set out below in accordance with the terms and conditions of the Preferred Stock.

PARTICULARS

1. Acquisition Price after the Adjustment JPY 318,800
   (Acquisition Price before the Adjustment JPY 319,700)

2. Acquisition Floor Price after the Adjustment JPY 105,100
   (Acquisition Floor Price before the Adjustment JPY 105,400)

3. Effective Date October 12, 2006

(REFERENCE) Summary of First to Twelfth Series Type 4 Preferred Stock (as of October 23, 2006):

Original Date of Issue	February 8, 2003
Number of Shares Issued	50,100 shares
Issue Price	JPY 3,000,000 per share
Aggregate Amount Issued	JPY 150.3 billion
Number of Shares Outstanding	50,100 shares
Aggregate Amount Outstanding	JPY 150.3 billion

平成18年10月31日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

海外子会社の解散について

当社の連結子会社である三井住友銀行が、海外子会社である住友ファイナンス・インターナショナルを解散することといたしましたので、下記のとおりお知らせいたします。

記

1．子会社の名称等

商　号 （英文名）	住友ファイナンス・インターナショナル Sumitomo Finance International plc
所在地	Temple Court, 11 Queen Victoria Street, London EC4N 4UQ, UK
代表者	社長　関本　昌吾

2．解散の理由
海外における業務の効率化に伴う解散

3．子会社の概要

事業内容	投融資業務
設立年月	平成3年5月
資本金	200,000千英ポンド
株主資本(平成17年12月末)	109,094千英ポンド
総資産(平成17年12月末)	109,833千英ポンド
決算期	毎年12月末
従 業 員(平成17年12月末)	0名
株主構成	三井住友銀行　100％
最近の業績(平成17年12月末)	経常損失 6,415千英ポンド　当期純損失 6,415千英ポンド

4．解散予定日
平成19年9月までに解散する予定です。

5．業績の見通し
本件に伴う平成19年3月期業績予想の変更はありません。

以　上

【本件に関するお問い合わせ先】
広報部　石田　　TEL：03-5512-2676

Dissolution of Sumitomo Finance International plc

Tokyo, October 31, 2006 – Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Sumitomo Mitsui Banking Corporation (SMBC), a consolidated subsidiary of SMFG, has decided to dissolve its wholly owned subsidiary Sumitomo Finance International plc, one of the overseas subsidiaries of SMBC.

1. Outline of the Subsidiary

Corporate Name	Sumitomo Finance International plc
Location	Temple Court,11 Queen Victoria Street, London EC4N 4UQ, UK
Representative	Shogo Sekimoto, Director

2. Reason for Dissolution

To improve efficiency of overseas business

3. Profile of the Subsidiary

Business	Investments
Establishment	May, 1991
Paid-in Capital	STG 200,000 thousand
Shareholders' Equity (as of December 31, 2005)	STG 109,094 thousand
Total Assets (as of December 31, 2005)	STG 109,833 thousand
Fiscal Year End	December
Number of employees (as of December 31, 2005)	0
Shareholders	100% owned by SMBC
Recent Financial Performance (Fiscal Year ended December 2005)	Ordinary Loss : STG 6,415 thousand Net Loss : STG 6,415 thousand

4. Scheduled Date of Dissolution

September, 2007 (Planned)

5. SMFG's Earnings Forecasts

There is no revision to SMFG's earnings forecasts for the year ending March 31, 2007, due to this dissolution.

平成18年11月17日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西アーバン銀行）の業績予想の修正について

当社の連結子会社である株式会社関西アーバン銀行が、平成18年5月19日の決算発表時に公表した業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問い合わせ先】
広報部　石田　　ＴＥＬ：03－5512－2676

平成18年11月17日

各　位

会社名　株式会社　関西アーバン銀行
代表者名　頭　　取　伊藤　忠彦
（コード番号　8545　東証・大証第一部）
問合せ先　財務統括本部長　正岡　重哉
電話番号　06-6281-7000（代表）

平成19年3月期業績予想の修正に関するお知らせ

平成18年5月19日に発表いたしました平成19年3月期業績予想について、下記のとおり修正いたします。

1．業績予想の修正

（1）連結業績予想の修正（平成18年4月1日～平成19年3月31日）

（単位:百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	84,500	19,600	10,300
今回修正（B）	94,000	19,600	10,300
増減額（B−A）	+9,500	—	—
増減率（%）	+11.2	—	—
前期実績(平成18年3月期)	81,443	13,779	6,718

（2）単体業績予想の修正（平成18年4月1日～平成19年3月31日）

（単位:百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	73,500	18,600	10,000
今回修正（B）	81,000	18,600	10,000
増減額（B−A）	+7,500	—	—
増減率（%）	+10.2	—	—
前期実績(平成18年3月期)	72,546	15,629	8,726

2．修正の理由

＜連結＞

主に銀行業において、政策金利変更に伴う貸出金金利上昇による貸出金利息収入の増加を主要因として、経常収益について前回予想比上方修正をいたします。

＜単体＞

政策金利変更に伴う貸出金金利上昇による貸出金利息収入の増加を主要因として、経常収益について前回予想比上方修正をいたします。

以上

Sumitomo Mitsui Financial Group Announces
Revision of Earnings Forecasts of
a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, November 17, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast published on May 19, 2006 (see Appendix).

(Appendix)

Kansai Urban Banking Corporation Announces
Revision of Earnings Forecast for Fiscal Year 2006

OSAKA, Japan, November 17, 2006--- Kansai Urban Banking Corporation (KUBC) announced today the revision of its previous earnings forecast for the fiscal year ending March 31, 2007, which was published on May 19, 2006.

1. Revision of Earnings Forecast (Fiscal year ending March 31, 2007)

(Consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	84,500	19,600	10,300
Revised Forecast (B)	94,000	19,600	10,300
Difference (B) - (A)	+ 9,500	—	—
Percentage Change	+ 11.2	—	—
(Ref.) Year ended March 31, 2006	81,443	13,779	6,718

(Non-consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	73,500	18,600	10,000
Revised Forecast (B)	81,000	18,600	10,000
Difference (B) - (A)	+ 7,500	—	—
Percentage Change	+ 10.2	—	—
(Ref.) Year ended March 31, 2006	72,546	15,629	8,726

2. Factors behind the revision

(1) Consolidated earnings
Mainly in banking business, interest income on loans and discounts is expected to increase mainly due to rise of interest rates as a result of the change in monetary policy of the Bank of Japan. As a result, KUBC expects total income to be 94.0 billion yen, an increase by 9.5 billion yen (+11.2%) compared with the previous forecast.

(2) Non-consolidated earnings
Interest income on loans and discounts is expected to increase mainly due to rise of interest rates as a result of the change in monetary policy of the Bank of Japan. As a result, KUBC expects total income to be 81.0 billion yen, an increase by 7.5 billion yen (+10.2%) compared with the previous forecast.

平成18年11月22日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成19年3月期配当予想の修正について

当社は、株主の皆さまへの利益還元を強化する観点から、本日開催の取締役会において、平成18年5月の決算発表時に公表した、平成19年3月期の普通株式1株当たり年間（期末）配当予想を次のとおり修正することを決議いたしましたので、お知らせいたします。

（単位：円、1株当たり）

	中間配当	期末配当	年間配当
前回予想（平成18年5月公表）	－	4,000	4,000
今回修正予想	－	7,000	7,000
増減額	－	＋ 3,000	＋ 3,000
（ご参考）平成18年3月期実績	－	3,000	3,000

（注）第1-12回第四種優先株式及び第1回第六種優先株式につきましては、配当予想に変更はありません。

以　上

【本件に関するお問い合わせ先】
広報部　石田　　ＴＥＬ：03－5512－2676

本資料に記載された配当予想は、本日現在において判明している情報を前提として作成されたものであります。実際の配当額は、確定時点まで、今後の様々な要因によって予想対比変化する可能性があることにご留意ください。

Sumitomo Mitsui Financial Group, Inc.

Revision of Dividends Forecast for the Fiscal Year Ending March 31, 2007

TOKYO, November 22, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) announced today its revision of dividends forecast for the fiscal year ending March 31, 2007.

SMFG has resolved, at the meeting of the Board of Directors held today, to revise the forecast on the year-end cash dividends on common stock for the fiscal year ending March 31, 2007, which was announced in May 2006, from viewpoint of returning profits to shareholders as follows:

(Yen per share)

	Interim	Year-end	Annual
Previous forecast (announced in May 2006) (A)	–	¥ 4,000	¥ 4,000
Revised forecast (B)	–	7,000	7,000
Change (B – A)	–	+ 3,000	+ 3,000
<Reference> Result of fiscal year ended March 31, 2006	–	3,000	3,000

(*) Dividends forecast on preferred stocks (1st to 12th series type 4 and 1st series type 6) remains unchanged.